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Filed pursuant to Rule 424(b)(3)
Registration No. 333-194537

PROSPECTUS

Oshkosh Corporation

OFFER TO EXCHANGE ALL OUTSTANDING
$250,000,000 5.375% Senior Notes due 2022

FOR NEW, REGISTERED
$250,000,000 5.375% Senior Notes due 2022

        We are offering, upon the terms and subject to the conditions set forth in this prospectus, to exchange all of our outstanding 5.375% Senior Notes due 2022, issued on February 21, 2014 in a private offering, for our new, registered 5.375% Senior Notes due 2022.

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  The exchange offer expires at 11:59 p.m., New York City time, on June 27, 2014, unless we extend it.

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  The terms of the new notes are substantially identical to those of the original notes, except that the new notes will not have securities law transfer restrictions and the registration rights relating to the original notes and the new notes will not provide for the payment of additional interest under circumstances relating to the timing of the exchange offer.

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  The new notes will be jointly, severally, fully and unconditionally guaranteed by certain of our subsidiaries on a senior unsecured basis.

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  All outstanding original notes that are validly tendered and not validly withdrawn will be exchanged.

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  You may withdraw your tender of original notes any time before the exchange offer expires.

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  We will not receive any proceeds from the exchange offer.

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  No established trading market for the new notes currently exists. The new notes will not be listed on any securities exchange or included in any automated quotation system.

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  The exchange of notes will not be a taxable event for U.S. federal income tax purposes.

        See "Risk Factors" beginning on page 14 for a discussion of risk factors that you should consider before deciding to exchange your original notes for new notes.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is June 2, 2014.

        In this prospectus, unless the context otherwise indicates or the context otherwise requires and except as expressly set forth in the section captioned "Description of New Notes," the terms the "Company," "we," "us" and "our" refer to Oshkosh Corporation and its consolidated subsidiaries. References in this prospectus to a "fiscal year" are to our fiscal year ended September 30.

        In this prospectus, except as expressly set forth in the section captioned "Description of New Notes," we refer to our outstanding 5.375% Senior Notes due 2022 as the "original notes" and we refer to our new, registered 5.375% Senior Notes due 2022 as the "new notes." Any reference to "notes" in this prospectus refers to the original notes and the new notes collectively, unless the context requires a different interpretation.

        The "Oshkosh®," "JLG®," "Pierce®," "McNeilus®," "Jerr-Dan®," "Frontline™," "CON-E-CO®," "London®," "IMT®," "SkyTrak®," "Command Zone™," "TAK-4®," "Hercules™," "Husky™," "PUC™," "ClearSky™," "TerraMax™," and "ProPulse®" trademarks and related logos are trademarks or registered trademarks of Oshkosh Corporation or its subsidiaries. All other product and service names referenced in this prospectus are the trademarks or registered trademarks of their respective owners.

        For ease of understanding, we refer in this prospectus to types of specialty vehicles for particular applications as "markets." When we refer to "market" positions, these comments are based on information available to us concerning units sold by those companies currently manufacturing the same types of specialty vehicles and vehicle bodies as we manufacture and are therefore only estimates. Unless otherwise noted, these market positions are based on sales in the United States. There can be no assurance that we will maintain such market positions in the future.

        This prospectus incorporates important business and financial information about us that is not included in or delivered with this prospectus. We will provide you, without charge upon your request, a copy of any documents that we incorporate by reference, other than exhibits to those documents that are not specifically incorporated by reference into those documents. You may request a copy of a document by writing to Bryan J. Blankfield, Executive Vice President, General Counsel and Secretary, Oshkosh Corporation, 2307 Oregon Street, P.O. Box 2566, Oshkosh, Wisconsin 54903, or by calling Mr. Blankfield at (920) 235-9151. To ensure timely delivery, you must request the information no later than five business days before the completion of the exchange offer. Therefore, you must make any request on or before June 20, 2014.

i

 PROSPECTUS SUMMARY

        This summary highlights information contained elsewhere in this prospectus. This summary may not contain all of the information that you should consider before making a decision whether to exchange your original notes for new notes. You should read this entire prospectus, including "Risk Factors," and the documents we incorporate by reference into this prospectus carefully before making a decision whether to exchange your original notes for new notes.

        All operating results included in this prospectus reflect results from continuing operations only and therefore exclude the operations of our former mobile medical trailer and ambulance businesses, which have been reclassified to discontinued operations for all periods presented. Our fiscal year ends September 30 of each calendar year.

About Our Company

        We are a leading designer, manufacturer and marketer of a broad range of specialty vehicles and vehicle bodies. We partner with customers to deliver superior solutions that safely and efficiently move people and materials at work, around the globe, and around the clock. We began business in 1917 as an early pioneer of four-wheel drive technology, and off-road technology remains one of our core competencies. We maintain four reportable segments for financial reporting purposes: access equipment, defense, fire & emergency and commercial, which comprised 40%, 40%, 10% and 10%, respectively, of our consolidated net sales for the fiscal year ended September 30, 2013. These segments, in some way, all share common customers and distribution channels, leverage common components and suppliers, utilize common technologies and manufacturing processes and share manufacturing and distribution facilities, which results in us being an integrated specialty vehicle manufacturer. For the fiscal year ended September 30, 2013, our consolidated net sales were approximately $7.7 billion.

        Access equipment segment.    JLG Industries, Inc. ("JLG"), a global manufacturer of aerial work platforms and telehandlers used in a wide variety of construction, agricultural, industrial, institutional and general maintenance applications to position workers and materials at elevated heights, forms the base of our access equipment segment. JLG's customers include equipment rental companies, construction contractors, manufacturing companies and home improvement centers. The access equipment segment also includes Jerr-Dan-branded tow trucks and roll-back vehicle carriers sold to towing companies in the U.S. and abroad.

        Defense segment.    We have sold products to the U.S. Department of Defense ("DoD") for over 90 years and operate our military tactical wheeled vehicles business as our defense segment. In 1981, we were awarded the first Heavy Expanded Mobility Tactical Truck contract for the DoD, and thereafter our defense segment developed into the DoD's leading supplier of severe-duty, heavy-payload tactical trucks. Since that time, we have broadened our defense product offerings to become the leading manufacturer of severe-duty, heavy- and medium-payload tactical trucks for the DoD, manufacturing vehicles that perform a variety of demanding tasks such as hauling tanks, missile systems, ammunition, fuel, troops and cargo for combat units and light-payload tactical vehicles, through our Mine Resistant Ambush Protected All-Terrain Vehicles ("M-ATVs"). In October 2011, we introduced the Light Combat All-Terrain Vehicle ("L-ATV") to continue to expand our light protected tactical wheeled vehicle offering.

        Fire & emergency segment.    Our fire & emergency segment manufactures commercial and custom firefighting vehicles and equipment, aircraft rescue and firefighting vehicles, snow removal vehicles, simulators and other emergency vehicles sold primarily to fire departments, airports and other governmental units in the Americas and abroad, and broadcast vehicles sold to broadcasters and television stations in the Americas and abroad.

        Commercial segment.    Our commercial segment manufactures rear- and front-discharge concrete mixers, refuse collection vehicles, portable and stationary concrete batch plants and vehicle components sold to ready-mix companies and commercial and municipal waste haulers in North America and other international markets and field service vehicles and truck-mounted cranes sold to mining, construction and other companies in the Americas and abroad.

Business Strategy

        We are focused on increasing our net sales, profitability and cash flow and strengthening our balance sheet by capitalizing on our competitive strengths and pursuing an integrated business strategy. We completed a comprehensive strategic planning process in fiscal 2011 with the assistance of a globally-recognized consulting firm that culminated in the creation of our roadmap, named MOVE, to deliver outstanding long-term shareholder value. The execution of the MOVE strategy in fiscal 2013 helped us to report increased revenues in each of our non-defense segments as compared to fiscal 2012 and higher operating income margins in all of our segments as compared to fiscal 2012.

        The MOVE strategy consists of four key initiatives:

        Market recovery and growth.    We are focused on capturing and improving our historical share in a market recovery. A number of the markets in which we participate were down 40% to more than 90% from peak levels as a result of the global recession. We have seen some recovery in a number of markets in which we participate, but these markets have still not returned to pre-recession levels and, generally, customer vehicle fleets continue to age. We continue to work on improving our sales, inventory and operations planning and sales capture processes to more effectively respond to customers' needs as the recovery occurs in each of our markets. Also, throughout this extended period of weak economic conditions, we have continued to focus on staying close to our customers by providing high-quality customer service through our extensive parts and service support programs, which are generally available to customers 365 days a year in all product lines throughout our distribution systems.

        Optimize cost and capital structure.    We are focused on optimizing our cost and capital structure to provide value for customers and shareholders by aggressively attacking our product, process and overhead costs. We utilize a comprehensive, lean enterprise focus to drive to be a low-cost producer in all of our product lines while sustaining premium product features and quality, and to deliver low product life cycle costs for our customers. Lean is a methodology to eliminate non-value added work from a process stream. We have implemented this strategy by:

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  Combining our strategic purchasing teams globally into a single organization led by an externally-recruited chief procurement officer to capture our full purchasing power across all of our businesses and to promote low-cost-country sourcing;

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  Managing the business to target breakthrough objectives, including aggressive cost reduction targets, via the Company-wide use of strategy deployment scorecards to provide effective, timely assessment of progress toward objectives and implementation of countermeasures as needed;

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  Utilizing integrated project teams to reduce product costs for the Family of Medium Tactical Vehicles program and other key products;

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  Creating chartered cost reduction teams at all businesses and introducing broad-based training programs;

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  Creating a single quality management system to drive enhanced quality throughout all of our businesses to improve customer satisfaction and lower the cost of quality;

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  Launching and leveraging the Oshkosh Operating System ("OOS") to create common practices across the Company to enhance our performance. The OOS is a system of doing business that is focused on serving and delighting customers by utilizing continuous improvement and lean practices. During fiscal 2013, we trained over 11,000 employees in elements of the OOS. We believe that the OOS enables us to sustain strong performance for our customers, shareholders, employees and other stakeholders; and

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  Developing and communicating to shareholders a comprehensive capital allocation strategy that has resulted in reducing our leverage to create options for internal investments, acquisitions and return of capital to shareholders. As part of our implementation of this strategy, we have repaid more than $2 billion of acquisition-related debt since fiscal 2008.

        As a result of this focus on cost optimization, we expect to more efficiently utilize our manufacturing facilities, increase inventory turns, reduce product, process and overhead costs, and lower manufacturing lead times and new product development cycle times over the next several years.

        Value innovation.    We have maintained our emphasis on new product development as we seek to expand sales and margins by leading our core markets in the introduction of new or improved products and new technologies. We primarily use internal development but also use licensing of technology and strategic acquisitions to execute multi-generational product plans in each of our businesses. We actively seek to commercialize emerging technologies that are capable of expanding customer uses of our products. Examples of our innovation include:

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  The Rental Series scissor lift, which targets the price-value segment of the access equipment market;

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  The JLG 185-foot telescopic boom, which enables operators to tackle high level access needs for construction and maintenance applications;

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  The TAK-4 family of independent suspension systems, which we use on multiple vehicle platforms in our defense and fire & emergency segments and which we have installed on other manufacturers' Mine Resistant Ambush Protected vehicles;

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  The L-ATV, which incorporates field-proven technologies, advanced armor solutions and expeditionary levels of mobility to redefine safety and performance standards;

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  The Command Zone multiplexing technology, which we have applied to numerous products in each of our segments to control, monitor and diagnose electronic components;

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  The Pierce Ultimate Configuration vehicle configuration, which eliminates the bulky pumphouse from firefighting vehicles, making such vehicles easier to use and service;

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  The Dash Cab Forward firefighting vehicle featuring an innovative tilting cab-forward design that repositions the engine rearward and lower between the frame rails, with an open interior configuration that enables firefighters to better prepare for the unexpected situations they face when arriving on the scene of a fire or other emergency situation;

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  The integration of compressed natural gas to power McNeilus' refuse collection vehicles and concrete mixers, which reduces fuel costs and emissions; and

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  The split-body refuse collection vehicle with automatic tailgate locks to collect and separate multiple waste streams and safely eject loads from inside the cab.

        Emerging market expansion.    We plan to continue our expansion into those specialty vehicle and vehicle body markets globally where we have or can acquire strong market positions over time and where we believe we can leverage synergies in purchasing, manufacturing, technology and distribution to increase sales and profitability. Business development teams actively pursue new customers in targeted developing countries in Asia, Eastern Europe, the Middle East, Latin America and Africa. In pursuit of this strategy, we opened new sales and service offices in Russia, India, Saudi Arabia and

China in fiscal 2011 to pursue various opportunities in each of those countries. In addition, in fiscal 2013, we expanded our sales and aftermarket personnel in multiple countries in Europe, Latin America, Asia and the Middle East. We would also consider selectively pursuing strategic acquisitions to enhance our product offerings and expand our international presence in the specialty vehicle and vehicle body markets. Sales to customers outside of the U.S. comprised 21%, 22% and 17% of our consolidated net sales for fiscal 2013, 2012 and 2011, respectively.

Competitive Strengths

        The following competitive strengths support our business strategy:

        Strong market positions.    We have developed strong market positions and brand recognition in our core businesses, which we attribute to our reputation for quality products, advanced engineering, innovation, vehicle performance, reliability, customer service and low total product life cycle costs. We maintain leading market shares in most of our businesses and are the sole-source supplier of a number of vehicles to the DoD.

        Diversified product offering.    We believe our broad product offerings and target markets serve to diversify our sources of revenues, mitigate the impact of economic cycles and provide multiple platforms for potential organic growth and acquisitions. Our product offerings provide extensive opportunities for bundling of products for sale to customers, co-location of manufacturing, leveraging purchasing power and sharing technology within and between segments. For each of our target markets, we have developed or acquired a broad product line in an effort to become a single-source provider of specialty vehicles, vehicle bodies, parts and service and related products to our customers. In addition, we have established an extensive domestic and international distribution system for specialty vehicles and vehicle bodies tailored to each market.

        Quality products and customer service.    We have developed strong brand recognition for our products as a result of our commitment to meet the stringent product quality and reliability requirements of our customers in the specialty vehicle and vehicle body markets we serve. We frequently achieve premium pricing due to the durability and low life cycle costs for our products. We also provide high quality customer service through our extensive parts and service support programs, which are generally available to customers 365 days a year in all product lines throughout our distribution systems.

        Innovative and proprietary components.    Our advanced design and engineering capabilities have contributed to the development of innovative and/or proprietary, severe-duty components that enhance vehicle performance, reduce manufacturing costs and strengthen customer relationships. Our advanced design and engineering capabilities have also allowed us to integrate many of these components across various product lines, which enhances our ability to compete for new business and reduces our costs to manufacture our products compared to manufacturers who simply assemble purchased components.

        Flexible and efficient manufacturing.    Over the past 15 years, we have significantly increased manufacturing efficiencies. We believe we have competitive advantages over larger vehicle manufacturers in our specialty vehicle markets due to our manufacturing flexibility, vertical integration, purchasing power in specialty vehicle components and custom fabrication capabilities. In addition, we believe we have competitive advantages over smaller vehicle and vehicle body manufacturers due to our relatively higher volumes of similar products that permit the use of moving assembly lines and which allow us to leverage purchasing power and technology opportunities across product lines.

        Strong management team.    We are led by our Chief Executive Officer, Charles L. Szews, and our President and Chief Operating Officer, Wilson R. Jones, who have been employed by our company since 1996 and 2005, respectively. Messrs. Szews and Jones are complemented by an experienced senior management team that we have assembled through internal promotions, new hires and acquisitions. Our management team has successfully executed a strategic reshaping and expansion of our business since 1996, which has positioned us to be a global leader in the specialty vehicle and vehicle body markets.

Recent Development

        We redeemed all of our outstanding $250.0 million aggregate principal amount of 8 1/4% Senior Notes due 2017 (the "2017 notes") on March 10, 2014 using the proceeds of the issuance and sale of the original notes, together with available cash, at a redemption price equal to 104.125% of the principal amount thereof plus accrued and unpaid interest thereon up to but not including the date of redemption.

Corporate Information

        We are a publicly traded Wisconsin corporation. Our common stock is listed on the New York Stock Exchange under the symbol "OSK." Our headquarters and principal executive offices are located at 2307 Oregon Street, P.O. Box 2566, Oshkosh, Wisconsin 54903, and our telephone number is (920) 235-9151.

 The Exchange Offer

Original Notes	We sold $250,000,000 aggregate principal amount of our 5.375% Senior Notes due 2022, which will be jointly, severally, fully and unconditionally guaranteed on a senior unsecured basis by each of our existing and future subsidiaries that from time to time guarantees obligations under our senior secured credit facility, with certain exceptions, to the initial purchasers on February 21, 2014. The initial purchasers resold the original notes to qualified institutional buyers pursuant to Rule 144A under the Securities Act of 1933 and to non-U.S. persons in transactions outside the United States pursuant to Regulation S under the Securities Act.
Registration Rights Agreement

When we sold the original notes, we entered into a registration rights agreement with the initial purchasers in which we agreed, among other things, to provide you and all other holders of the original notes the opportunity to exchange your unregistered original notes for a new series of substantially identical notes that we have registered under the Securities Act. The exchange offer is being made for that purpose.

New Notes

We are offering to exchange the original notes for 5.375% Senior Notes due 2022 that we have registered under the Securities Act, which will be jointly, severally, fully and unconditionally guaranteed on a senior unsecured basis by each of our existing and future subsidiaries that from time to time guarantees obligations under our senior secured credit facility, with certain exceptions. The terms of the new notes and the original notes are substantially identical, except:

• the new notes will be issued in a transaction that will have been registered under the Securities Act;
• the new notes will not contain securities law restrictions on transfer; and
• the new notes will not provide for the payment of additional interest under circumstances relating to the timing of the exchange offer.
The Exchange Offer

We are offering to exchange $1,000 principal amount of the new notes for each $1,000 principal amount of your original notes. As of the date of this prospectus, there are $250,000,000 aggregate principal amount of our unregistered 5.375% Senior Notes due 2022 outstanding. For procedures for tendering, see "The Exchange Offer—Procedures for Tendering Original Notes."

Expiration Date	The exchange offer will expire at 11:59 p.m., New York City time, on June 27, 2014, unless we extend it.

Resales of New Notes

We believe that the new notes issued pursuant to the exchange offer in exchange for original notes may be offered for resale, resold and otherwise transferred by you without compliance with the registration and prospectus delivery provisions of the Securities Act if:

• you are not our "affiliate" within the meaning of Rule 405 under the Securities Act;
• you are acquiring the new notes in the ordinary course of your business;

•

you have not engaged in, do not intend to engage in, and have no arrangement or understanding with any person to participate in, a distribution (within the meaning of the Securities Act) of the new notes; and

• you are not acting on behalf of any person who could not truthfully make the foregoing representations.
If you are an affiliate of ours, or are engaging in or intend to engage in, or have any arrangement or understanding with any person to participate in, a distribution of the new notes, then:
• you may not rely on the applicable interpretations of the staff of the SEC;
• you will not be permitted to tender original notes in the exchange offer; and
• you must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale of the original notes.

Each participating broker-dealer that receives new notes for its own account under the exchange offer in exchange for original notes that were acquired by the broker dealer as a result of market making or other trading activity must acknowledge that it will deliver a prospectus in connection with any resale of the new notes.

Any broker-dealer that acquired original notes from us may not rely on the applicable interpretations of the staff of the SEC and must comply with registration and prospectus delivery requirements of the Securities Act (including being named as a selling security holder) in connection with any resales of the original notes or the new notes.

See "The Exchange Offer—Procedures for Tendering Original Notes" and "Plan of Distribution."
Acceptance of Original Notes and Delivery of New Notes

We will accept for exchange any and all original notes that are validly tendered in the exchange offer and not withdrawn before the offer expires. The new notes will be delivered promptly following the exchange offer.

Withdrawal Rights	You may withdraw your tender of original notes at any time before the exchange offer expires.
Conditions of the Exchange Offer	The exchange offer is subject to the following conditions, which we may waive:
• the exchange offer, or the making of any exchange by a holder of original notes, will not violate any applicable law or interpretation by the staff of the SEC; and
• no action may be pending or threatened in any court or before any governmental agency with respect to the exchange offer that may impair our ability to proceed with the exchange offer.
See "The Exchange Offer—Conditions."
Consequences of Failure to Exchange

If you are eligible to participate in the exchange offer and you do not tender your original notes, then you will not have further exchange or registration rights and you will continue to hold original notes subject to restrictions on transfer.

Federal Income Tax Consequences

The exchange of original notes for new notes will not be taxable to a United States holder for federal income tax purposes. Consequently, you will not recognize any gain or loss upon receipt of the new notes. See "Material U.S. Federal Income Tax Considerations."

Use of Proceeds	We will not receive any proceeds from the exchange offer.
Accounting Treatment	We will not recognize any gain or loss on the exchange of notes. See "The Exchange Offer—Accounting Treatment."
Exchange Agent	Wells Fargo Bank, National Association is the exchange agent. See "The Exchange Offer—Exchange Agent."

 The New Notes

        The summary below describes the principal terms of the new notes. Certain of the terms and conditions described below are subject to important limitations and exceptions. The "Description of New Notes" section of this prospectus contains a more detailed description of the terms and conditions of the new notes.

Issuer	Oshkosh Corporation
Notes Offered	$250,000,000 aggregate principal amount of 5.375% Senior Notes due 2022.
Maturity Date	March 1, 2022.
Interest	5.375%, accruing from February 21, 2014.
Interest Payment Dates	Interest on the new notes will be payable semi-annually in cash in arrears on March 1 and September 1 of each year, commencing on September 1, 2014.
Ranking	The new notes and guarantees will constitute our and the guarantors' senior unsecured obligations.
They will:
• rank equally in right of payment with all of our and the guarantors' existing and future unsecured senior debt;
• rank senior in right of payment to all of our and the guarantors' existing and future subordinated debt;

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be effectively subordinated to any of our and the guarantors' existing and future secured debt, including all borrowings under our senior secured credit facility, to the extent of the value of the assets securing such debt; and

• be structurally subordinated to all of the existing and future liabilities of each of our subsidiaries that do not guarantee the notes.

As of March 31, 2014, we had total debt outstanding of $900.0 million, all of which was senior debt, and of which $400.0 million was secured debt. In addition, as of March 31, 2014, we had approximately $517.4 million of availability under our senior secured revolving credit facility.

Guarantees

Each of our existing and future subsidiaries that from time to time guarantees obligations under our senior secured credit facility, with certain exceptions, will jointly, severally, fully and unconditionally guarantee the new notes on a senior unsecured basis.

Our non-guarantor subsidiaries represented approximately 10.6% of our total revenues for the fiscal year ended September 30, 2013. In addition, these non-guarantor subsidiaries represented approximately 29.2% of our total assets and did not have any debt as of March 31, 2014.

Optional Redemption

At any time and from time to time we may redeem some or all of the new notes at the redemption prices described in "Description of New Notes—Optional Redemption." In addition, we may from time to time redeem up to 35% of the aggregate outstanding principal amount of the notes before March 1, 2017, with the net proceeds of certain equity offerings by us.

Change of Control Triggering Event

If we experience a Change of Control Triggering Event, we must offer to purchase the new notes at 101% of their principal amount, plus accrued and unpaid interest. For more details, see "Description of New Notes—Change of Control Triggering Event."

Certain Covenants	The indenture governing the new notes contains covenants that limit, among other things, our ability and the ability of our restricted subsidiaries to:
• incur additional debt;
• pay dividends on our capital stock or repurchase our capital stock and make certain other restricted payments;
• enter into agreements limiting dividends and certain other restricted payments;
• grant liens on our assets;
• enter into sale and leaseback transactions;
• merge, consolidate or transfer or dispose of substantially all of our assets;
• sell, transfer or otherwise dispose of property and assets; and
• engage in transactions with affiliates.
Absence of Established Market for the New Notes

The new notes will be a new class of securities for which there is currently no market. Although certain of the initial purchasers have informed us that they intend to make a market in the new notes, they are not obligated to do so, and may discontinue market-making activities at any time without notice. We do not intend to list the new notes on any securities exchange. Accordingly, we cannot assure you that a liquid market for the new notes will develop or be maintained.

Risk Factors	You should refer to the section entitled "Risk Factors" for an explanation of certain risks of investing in the new notes.

Further Issuances

We may in the future, without the consent of holders, issue additional notes on the same terms and conditions and with the same CUSIP/ISIN number as the original notes. The new notes and any additional notes subsequently issued under the indenture would be treated as a single series for all purposes under the Indenture, including, without limitation, waivers, amendments, redemptions and offers to purchase.

Governing Law	New York.
Trustee	Wells Fargo Bank, National Association.

 Summary Consolidated Financial Information and Other Data

        The following summary consolidated financial information as of and for the fiscal years ended September 30, 2011, 2012 and 2013 has been derived from, and is qualified by reference to, our audited consolidated financial statements and related notes. The following summary consolidated financial information as of and for the six months ended March 31, 2013 and 2014 has been derived from, and is qualified by reference to, our unaudited condensed consolidated financial statements and related notes. This information is only a summary and you should read it in conjunction with our financial statements and related notes. The unaudited interim period financial information, in our opinion, includes all adjustments, which are normal and recurring in nature unless otherwise noted, necessary for a fair presentation for the periods shown. Results for the six months ended March 31, 2014 are not necessarily indicative of the results to be expected for the full fiscal year.

        The income statement data included in the following summary consolidated financial information reflects results from continuing operations only and therefore excludes the operations of our former mobile medical trailer and ambulance businesses, which have been reclassified to discontinued operations for all periods presented.

	Fiscal Year Ended September 30,			Six Months Ended March 31,
	2011	2012	2013	2013	2014
	(Dollars in millions)
Income Statement Data:
Net sales	$7,538.5	$8,141.1	$7,665.1	$3,734.2	$3,208.1
Cost of sales	6,447.2	7,134.2	6,473.3	3,184.8	2,661.8

Gross income	1,091.3	1,006.9	1,191.8	549.4	546.3
Operating expenses:
Selling, general and administrative	503.9	561.5	620.5	305.6	302.7
Amortization of purchased intangibles	59.3	57.7	56.6	28.9	27.7
Intangible assets impairment charges	2.0	—	9.0	—	—

Total operating expenses	565.2	619.2	686.1	334.5	330.4

Operating income(1)	526.1	387.7	505.7	214.9	215.9
Other income (expense):
Interest expense	(90.2)	(75.2)	(66.0)	(32.8)	(43.2)
Interest income	4.7	1.9	11.4	4.2	1.0
Miscellaneous, net(2)	1.5	(5.2)	(6.1)	0.4	(1.2)

Total other expense	(84.0)	(78.5)	(60.7)	(28.2)	(43.4)

Income from continuing operations before income taxes and equity in earnings of unconsolidated affiliates	442.1	309.2	445.0	186.7	172.5
Provision for income taxes	151.6	65.2	131.7	55.8	47.6

Income from continuing operations before equity in earnings of unconsolidated affiliates	290.5	244.0	313.3	130.9	124.9
Equity in earnings of unconsolidated affiliates	0.5	2.3	3.0	1.3	1.5

Income from continuing operations, net of tax	291.0	246.3	316.3	132.2	126.4
Income (loss) from discontinued operations, net of tax(3)	(17.6)	(14.4)	1.7	0.8	—

Net income	273.4	231.9	318.0	133.0	126.4
Net income attributable to the noncontrolling interest	—	(1.1)	—	—	—

Net income attributable to Oshkosh Corporation	$273.4	$230.8	$318.0	$133.0	$126.4

	Fiscal Year Ended September 30,			Six Months Ended March 31,
	2011	2012	2013	2013	2014
	(Dollars in millions)
Balance Sheet Data (at end of period):
Cash and cash equivalents	$428.5	$540.7	$733.5	$452.3	$420.0
Receivables, net	1,089.1	1,018.6	794.3	970.3	986.3
Inventories, net	786.8	937.5	822.0	1,060.7	913.1
Net working capital	762.8	990.0	1,172.7	1,044.4	1,163.3
Property, plant and equipment, net	388.7	369.9	362.2	357.2	369.4
Total assets	4,826.9	4,947.8	4,765.7	4,874.6	4,684.0
Total long-term debt, including current maturities	1,060.1	955.0	955.0	955.0	900.0
Total Oshkosh Corporation shareholders' equity	1,596.5	1,853.5	2,107.8	1,887.7	2,112.8
Cash Flow Data:
Net cash provided by (used in):
Operating activities	$387.7	$268.3	$438.0	$44.4	$(54.3)
Investing activities	(68.3)	(41.8)	(74.8)	(24.9)	(47.0)
Financing activities	(231.5)	(117.3)	(170.0)	(108.6)	(211.9)
Additions to property, plant and equipment	(82.3)	(55.9)	(46.0)	(15.4)	(36.4)
Other Financial Data:
Backlog (at end of period)	$6,478.4	$4,046.2	$2,838.0	$4,030.4	$2,727.1
Depreciation(4)	77.9	65.5	65.3	32.0	31.2
Amortization(4)(5)	79.9	83.2	85.9	42.1	43.3
Ratio of earnings to fixed charges(6)	5.6x	4.8x	7.2x	6.2x	5.6x

(1)
Includes costs that we incurred in connection with a proxy contest of $6.6 million in fiscal 2012 and costs that we incurred in connection with an unsolicited tender offer for our common stock and a threatened proxy contest of $16.3 million in the six months ended March 31, 2013 and the full year fiscal 2013.

(2)
Miscellaneous, net consists primarily of foreign currency transaction gains and losses.

(3)
In fiscal 2012, we completed the sale of our European mobile medical business, Oshkosh Specialty Vehicles (UK), Limited and AK Specialty Vehicles and its wholly-owned subsidiary, and discontinued production of U.S. mobile medical units. In fiscal 2013, we discontinued production of ambulances, which we previously sold under the Medtec brand name.

(4)
Excludes amounts recorded in discontinued operations.

(5)
Amortization includes amortization of purchased intangible assets, deferred financing costs and non-cash stock-based compensation expense.

(6)
For purposes of calculating the ratios of earnings to fixed charges, earnings consist of income (loss) from continuing operations before income taxes and before income or loss from equity investees, plus fixed charges and amortization of capitalized interest and distributed income of equity investees, less capitalized interest. Fixed charges consist of interest expensed, interest capitalized, amortized premiums, discounts and capitalized expenses related to indebtedness and an estimate of interest within rental expense.

RISK FACTORS

        You should carefully consider the risks described below, in addition to the other information contained or incorporated by reference in this prospectus, before deciding whether to exchange your original notes for new notes. Realization of any of these risks could have a material adverse effect on our business, financial condition, cash flows and results of operations or could materially affect the value or liquidity of the notes and result in the loss of all or part of your investment in the notes. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially adversely affect our business operations, which also could result in the loss of all or part of your investment in the notes. Some of the statements in this discussion of risk factors are forward-looking statements. See "Disclosure Regarding Forward-Looking Statements."

Risks Related to Our Business

Certain of our markets are highly cyclical. Declines in these markets could have a material adverse effect on our operating performance.

        The high levels of sales in our defense segment between fiscal 2002 and 2013 were due in significant part to demand for defense trucks, replacement parts and services (including armoring) and truck remanufacturing arising from the conflicts in Iraq and Afghanistan. Events such as these are unplanned, as is the demand for our products that arises out of such events. Virtually all U.S. troops were withdrawn from Iraq during 2011, and plans are in place for the withdrawal of most U.S. combat troops from Afghanistan by December 2014. These troop redeployments have resulted in significant reductions in the level of defense funding allocated to support U.S. military involvement in those conflicts. In addition, current economic and political conditions have put significant pressure on the U.S. federal budget, including the defense budget. Current and projected DoD budgets have significantly lower funding for our vehicles than we experienced during the Iraq and Afghanistan conflicts. The DoD could also seek to reallocate certain funds originally planned for the purchase of vehicles manufactured by us under the current defense budget request. In addition, the Budget Control Act of 2011 contains an automatic sequestration feature that requires additional cuts to defense spending through fiscal 2023. The two-year U.S. federal budget agreement signed by the President in December 2013 lessened the effects of sequestration in fiscal 2014 and 2015, but absent future budget agreements, the full effect of sequestration could return in the U.S. federal government's fiscal 2016 budget. The magnitude of the adverse impact that federal budget pressures and expected further reductions in defense funding as a result of the drawdown of U.S. troops from Iraq and Afghanistan will have on funding for Oshkosh defense programs is unknown, but directionally, we expect such funding to decline significantly. Furthermore, our defense business may fluctuate significantly from time to time as a result of the start and completion of existing and new domestic and international contract awards that we may receive.

        The access equipment market is highly cyclical and impacted by the strength of economies in general, by residential and non-residential construction spending, by the ability of rental companies to obtain third-party financing to purchase revenue generating assets, by capital expenditures of rental companies in general and by other factors. The ready-mix concrete market that we serve is highly cyclical and impacted by the strength of the economy generally, by the number of housing starts and by other factors that may have an effect on the level of concrete placement activity, either regionally or nationally. Refuse collection vehicle markets are also cyclical and impacted by the strength of economies in general, by municipal tax receipts and by the size and timing of capital expenditures by large waste haulers. Fire & emergency markets are cyclical later in an economic downturn and are impacted by the economy generally and by municipal tax receipts and capital expenditures.

        The global economy continues to experience weakness, which has negatively impacted sales volumes for our access equipment, commercial and fire & emergency products as compared to historical levels. While demand in our access equipment markets has rebounded from historical lows that we experienced during the Great Recession, such demand is dependent on the global economies and may not be sustainable. Continued weakness in U.S. and European housing starts and non-residential construction spending compared to historical levels is contributing to cyclically lower sales volumes. In addition, weakness in U.S. housing starts compared to historical levels has also resulted in lower municipal tax revenues, which continues to negatively impact demand for refuse collection vehicles and fire apparatus and has delayed the recovery in these markets. A lack of significant improvement in residential and non-residential construction spending or continued low levels of construction activity generally may result in our inability to achieve our MOVE performance targets or cause future weakness in demand for our products. Furthermore, growth in certain other global markets has slowed or could slow, which could negatively impact our sales in those markets. All of these factors, whether taken together or individually, could result in lower demand for our products. We cannot provide any assurance that the global economic weakness will not continue or become more severe. In addition, we cannot provide any assurance that any economic recovery will not progress more slowly than what we or the market expect. If the global economic weakness continues or becomes more severe, or if any economic recovery progresses more slowly than what we or the market expect, then there could be a material adverse effect on our net sales, financial condition, profitability and/or cash flows.

        Concrete mixer and access equipment sales also are seasonal with the majority of such sales occurring in the spring and summer months, which constitute the traditional construction season in the Northern hemisphere.

Our dependency on contracts with U.S. and foreign government agencies subjects us to a variety of risks that could materially reduce our revenues or profits.

        We are dependent on U.S. and foreign government contracts for a substantial portion of our business. Approximately 36% of our sales in fiscal 2013 were to the DoD. That business is subject to the following risks, among others, that could have a material adverse effect on our operating performance:

  •
  Our business is susceptible to changes in the U.S. defense budget, which may reduce revenues that we expect from our defense business, especially in light of federal budget pressures in part caused by U.S. economic weakness, the withdrawal of U.S. troops from Iraq and Afghanistan, sequestration and the level of defense funding that will be allocated to the DoD's tactical wheeled vehicle strategy generally.

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  The U.S. government may not appropriate funding that we expect for our U.S. government contracts, which may prevent us from realizing revenues under current contracts or receiving additional orders that we anticipate we will receive.

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  The funding of U.S. government programs is subject to an annual congressional budget authorization and appropriation process. In years when the U.S. government does not complete its budget process before the end of its fiscal year, government operations are typically funded pursuant to a "continuing resolution," which allows federal government agencies to operate at spending levels approved in the previous budget cycle, but does not authorize new spending initiatives. When the U.S. government operates under a continuing resolution, delays can occur in the procurement of the products, services and solutions that we provide and may result in new initiatives being cancelled. In years when the U.S. government fails to complete its budget process or to provide for a continuing resolution, a federal government shutdown may result, similar to that which occurred in October 2013. This could in turn result in the delay or cancellation of key programs, which could have a negative effect on our cash flows and adversely affect our future results. In addition, payments to contractors for services performed during a federal government shutdown may be delayed, which would have a negative effect on our cash flows.

  •
  Competitions for the award of defense truck contracts are intense, and we cannot provide any assurance that we will be successful in the defense truck procurement competitions in which we participate. In particular, we are competing for the U.S. Joint Light Tactical Vehicle ("JLTV") contract, which is the only U.S. tactical wheeled vehicle contract of significant size that is available for bid by us for the foreseeable future. As such, the JLTV contract win is critically important for the long-term outlook of our defense segment, which is dedicated to tactical wheeled vehicle manufacturing and sales. We expect pricing will be an important evaluation factor in this competition.

  •
  Certain of our government contracts for the U.S. Army and U.S. Marines could be suspended or terminated, and all such contracts expire in the future and may not be replaced, which could reduce revenues that we expect under the contracts and negatively affect margins in our defense segment.

  •
  The Weapon Systems Acquisition Reform Act requires competition for U.S. defense programs in certain circumstances. Competition for DoD programs that we currently have could result in the U.S. government awarding future contracts to another manufacturer or the U.S. government awarding the contracts to us at lower prices and operating margins than we experience under the current contracts.

  •
  Defense truck contract awards that we receive may be subject to protests by competing bidders, which protests, if successful, could result in the DoD revoking part or all of any defense truck contract it awards to us and our inability to recover amounts we have expended in anticipation of initiating production under any such contract.

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  Most of our government contracts are fixed-price contracts with price escalation factors included for those contracts that extend beyond one year. Our actual costs on any of these contracts may exceed our projected costs, which could result in profits lower than historically realized or than we anticipate or net losses under these contracts.

  •
  We must spend significant sums on product development and testing, bid and proposal activities and pre-contract engineering, tooling and design activities in competitions to have the opportunity to be awarded these contracts.

  •
  Our defense products undergo rigorous testing by the customer and are subject to highly technical requirements. Our products are inspected extensively by the DoD prior to acceptance to determine adherence to contractual technical and quality requirements. Any failure to pass these tests or to comply with these requirements could result in unanticipated retrofit and rework costs, vehicle design changes, delayed acceptance of vehicles, late or no payments under such contracts or cancellation of the contract to provide vehicles to the U.S. government.

  •
  As a U.S. government contractor, our U.S. government contracts and systems are subject to audit and review by the Defense Contract Audit Agency and the Defense Contract Management Agency. These agencies review our performance under our U.S. government contracts, our cost structure and our compliance with laws and regulations applicable to U.S. government contractors. Systems that are subject to review include, but are not limited to, our accounting systems, estimating systems, material management systems, earned value management systems, purchasing systems and government property systems. If an audit uncovers improper or illegal activities, errors or system inadequacies then we may be subject to civil and criminal penalties, contract adjustments and/or agreements to upgrade existing systems as well as administrative sanctions that may include the termination of our U.S. government contracts, forfeiture of profits, suspension of payments, fines and, under certain circumstances, suspension or debarment from future U.S. government contracts for a period of time. Whether or not illegal activities are alleged and regardless of materiality, the U.S. government also has the ability to decrease or withhold certain payments when it deems systems subject to its review to be inadequate. These laws and regulations affect how we do business with our customers and, in many instances, impose added costs on our business.

  •
  Our defense truck contracts are large in size and require significant personnel and production resources, and when such contracts end or significantly reduce their vehicle requirements, we must make adjustments to personnel and production resources. The start and completion of existing and new contract awards that we may receive can cause our defense business to fluctuate significantly. In 2013, we implemented significant reductions to our production and office workforce in our defense segment due to lower production levels mandated by the aforementioned significant reductions in U.S. government funding for our defense vehicles, and additional workforce reductions may be required. If we are unable to effectively reduce our cost structure commensurate with lower defense vehicle production requirements, our future earnings and cash flows would be adversely affected. In addition, if we are not able to utilize existing defense segment production equipment for alternative purposes, we could incur asset impairment charges as a result of the significant reduction and projected further reduction in U.S. defense funding.

  •
  We have historically received payments in advance of product deliveries, or performance-based payments ("PBP"), on a number of our U.S. government contracts. In the event that we are not able to meet our obligations under these contracts, the U.S. government may discontinue, suspend or reduce the PBPs that it currently provides under these contracts. The U.S. government also has become less willing to offer PBPs and has generally reduced the amount of PBPs on new contract awards. If we stop receiving PBPs or receive PBPs at lower levels on future contract awards, it could have an adverse effect on our cash flows. With the decline in defense segment backlog, we are no longer receiving the magnitude of PBPs as we have historically received. This current reduction in our receipt of PBPs is having a negative effect on our cash flows as we complete units for which we previously received PBPs.

  •
  In the event of component availability constraints, the U.S. government has the ability to unilaterally divert the supply of components used on multiple government programs to those programs rated most urgent (DX-rated programs). This could result in the U.S. government diverting the supply of component parts necessary for the production of vehicles under our U.S. defense contracts to other contractors.

  •
  We periodically experience difficulties with sourcing sufficient vehicle carcasses from the U.S. military to maintain our defense truck remanufacturing schedule, which can create uncertainty and inefficiencies for this area of our business.

We may not be able to execute on our MOVE strategy and meet our long-term financial goals.

        We have announced a roadmap, our MOVE strategy, to deliver long-term growth and earnings for our shareholders and to meet our long-term financial goals. The long-term financial goals that we expect to achieve as a result of our MOVE strategy are based on certain assumptions we have made, which assumptions may prove to be incorrect. We cannot provide any assurance we will be able to successfully execute our MOVE strategy, which is subject to a variety of risks, including the following:

  •
  A lower or slower than expected recovery in housing starts and non-residential construction spending in the U.S.;

  •
  A slower or less significant recovery in any of our global markets than we expect;

  •
  Greater than expected declines in DoD tactical wheeled vehicle spending;

  •
  Our inability to design new products that meet our customers' requirements and bring them to market in time to permit us to achieve the results that we are projecting under our MOVE strategy;

  •
  Our inability to adjust our cost structure in response to lower defense spending;

  •
  Greater than expected pressure on municipal budgets;

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  Our inability to raise prices to offset cost increases or increase margins;

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  The possibility that commodity cost escalations could erode profits;

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  Low cost competitors aggressively entering one or more of our markets with significantly lower pricing;

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  Primary competitors vying for share gains through aggressive price competition;

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  Our inability to obtain and retain adequate resources to support production ramp-ups, including management personnel;

  •
  The inability of our supply base to keep pace with the economic recovery;

  •
  Our failure to realize product, process and overhead cost reduction targets;

  •
  Not winning key large DoD contracts, such as the JLTV production contract and any additional international MRAP All-Terrain Vehicle contracts; and

  •
  Slow adoption of our products in emerging markets and/or our inability to successfully execute our emerging market growth strategy.

An impairment in the carrying value of goodwill and other indefinite-lived intangible assets could negatively affect our operating results.

        We have a substantial amount of goodwill and purchased intangible assets on our balance sheet as a result of acquisitions we have completed. At March 31, 2014, approximately 88% of these intangibles were concentrated in the access equipment segment. The carrying value of goodwill represents the fair value of an acquired business in excess of identifiable assets and liabilities as of the acquisition date. The carrying value of indefinite-lived intangible assets represents the fair value of trademarks and trade names as of the acquisition date. We do not amortize goodwill and indefinite-lived intangible assets that we expect to contribute indefinitely to our cash flows, but instead we evaluate these assets for impairment at least annually, or more frequently if potential interim indicators exist that could result in impairment. In testing for impairment, if the carrying value of a reporting unit exceeds its current fair value as determined based on the discounted future cash flows of the reporting unit and market comparable sales and earnings multiples, the goodwill or intangible asset is considered impaired and is reduced to fair value via a non-cash charge to earnings. Events and conditions that could result in impairment include a prolonged period of global economic weakness, a further decline in economic conditions or a slow, weak economic recovery, as well as sustained declines in the price of our common stock, adverse changes in the regulatory environment, adverse changes in the market share of our products; adverse changes in interest rates, or other factors leading to reductions in the long-term sales or profitability that we expect. Determination of the fair value of a reporting unit includes developing estimates which are highly subjective and incorporate calculations that are sensitive to minor changes in underlying assumptions. Management's assumptions change as more information becomes available. Changes in these assumptions could result in an impairment charge in the future, which could have a significant adverse impact on our reported earnings.

Financing costs and restrictive covenants in our current debt facilities could limit our flexibility in managing our business and increase our vulnerability to general adverse economic and industry conditions.

        Our credit agreement contains financial and restrictive covenants which, among other things, require us to satisfy quarter-end financial ratios, including a leverage ratio, a senior secured leverage ratio and an interest coverage ratio. Our ability to meet the financial ratios in such covenants may be affected by a number of risks or events, including the risks described herein and events beyond our control. The indenture governing our senior notes also contains restrictive covenants. Any failure by us to comply with these restrictive covenants or the financial and restrictive covenants in our credit agreement could have a material adverse effect on our financial condition, results of operations and debt service capability.

        Our access to debt financing at competitive risk-based interest rates is partly a function of our credit ratings. Our current long-term credit ratings are BB+ with "stable" outlook from Standard & Poor's Rating Services and Ba3 with "positive" outlook from Moody's Investors Service. A downgrade to our credit ratings could increase our interest rates, could limit our access to public debt markets, could limit the institutions willing to provide us credit facilities, and could make any future credit facilities or credit facility amendments more costly and/or difficult to obtain.

        We had $900.0 million of debt outstanding as of March 31, 2014, which consisted primarily of a $400.0 million term loan under our credit agreement maturing in March 2019 and $500 million of senior notes, $250 million of which mature in March 2020 and $250 million of which mature in March 2022. Our ability to make required payments of principal and interest on our debt will depend on our future performance, which, to a certain extent, is subject to general economic, financial, competitive, political and other factors, some of which are beyond our control. As we discuss above, our dependency on contracts with U.S. and foreign government agencies subjects us to a variety of risks that, if realized, could materially reduce our revenues, profits and cash flows. In addition, among other risks that we face that could affect our revenues, profits and cash flows, current continued economic uncertainty and declining U.S. defense budgets could become more severe or prolonged. Accordingly, conditions could arise that could limit our ability to generate sufficient cash flows or access borrowings to enable us to fund our liquidity needs, further limit our financial flexibility or impair our ability to obtain alternative financing sufficient to repay our debt at maturity.

        The covenants in our credit agreement and the indenture governing our senior notes, our credit rating, our current debt levels and the current credit market conditions could have important consequences for our operations, including:

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  Render us more vulnerable to general adverse economic and industry conditions in our highly cyclical markets or economies generally;

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  Require us to dedicate a portion of our cash flow from operations to interest costs or required payments on debt, thereby reducing the availability of such cash flow to fund working capital, capital expenditures, research and development, share repurchases, dividends and other general corporate activities;

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  Limit our ability to obtain additional financing in the future to fund growth working capital, capital expenditures, new product development expenses and other general corporate requirements;

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  Limit our ability to enter into additional foreign currency and interest rate derivative contracts;

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  Make us vulnerable to increases in interest rates as our debt under our credit agreement is at variable rates;

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  Limit our flexibility in planning for, or reacting to, changes in our business and the markets we serve;

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  Place us at a competitive disadvantage compared to less leveraged competitors; and

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  Limit our ability to pursue strategic acquisitions that may become available in our markets or otherwise capitalize on business opportunities if we had additional borrowing capacity.

Raw material price fluctuations may adversely affect our results.

        We purchase, directly and indirectly through component purchases, significant amounts of steel, aluminum, petroleum based products and other raw materials annually. Steel, aluminum, fuel and other commodity prices have historically been highly volatile. There are indications that costs for these items may increase in the future due to one or more of the following: a sustained economic recovery, political unrest in certain countries or a weakening U.S. dollar. Increases in commodity costs negatively impact the profitability of orders in backlog as prices on those orders are usually fixed. If we are not able to recover commodity cost increases through price increases to our customers on new orders, then such increases will have an adverse effect on our results of operations. Additionally, if we are unable to negotiate timely component cost decreases commensurate with any decrease in commodity costs, then our higher component prices could put us at a material disadvantage as compared to our competition.

        Furthermore, in the defense segment, we largely do business under multi-year firm, fixed-price contracts with the DoD, which typically contain annual price increases. We attempt to limit the risk related to raw material price fluctuations in the defense segment by obtaining firm pricing from suppliers at the time a contract is awarded. However, if these suppliers do not honor their contracts, then we could face margin pressure in our defense business.

We expect to incur costs and charges as a result of measures such as facilities and operations consolidations and workforce reductions that we expect will reduce on-going costs, and those measures also may be disruptive to our business and may not result in anticipated cost savings.

        We have been consolidating facilities and operations in an effort to make our business more efficient and expect to continue to review our overall manufacturing footprint. We have incurred, and expect to incur in the future, additional costs and restructuring charges in connection with such consolidations, workforce reductions and other cost reduction measures that have adversely affected, and to the extent incurred in the future would adversely affect, our future earnings and cash flows. Furthermore, such actions may be disruptive to our business. This may result in production inefficiencies, product quality issues, late product deliveries or lost orders as we begin production at consolidated facilities, which would adversely impact our sales levels, operating results and operating margins. In addition, we may not realize the cost savings that we expect to realize as a result of such actions.

        In 2013, we implemented significant reductions to our production and office workforce in our defense segment due to lower production levels mandated by the aforementioned significant reductions in U.S. government funding for our defense vehicles. We may incur additional costs and restructuring charges in connection with such workforce reductions that could adversely affect our future earnings and cash flows. Furthermore, such actions may be disruptive to our business.

We may experience losses in excess of our recorded reserves for doubtful accounts, finance receivables, notes receivable and guarantees of indebtedness of others.

        As of March 31, 2014, we had consolidated gross receivables of $986.3 million. In addition, we were a party to agreements whereby we estimate our maximum exposure to be $105.9 million under guarantees of customer indebtedness to third parties aggregating approximately $407.8 million. We evaluate the collectability of open accounts, finance receivables, notes receivable and our guarantees of indebtedness of others based on a combination of factors and establish reserves based on our estimates of potential losses. In circumstances where we believe it is probable that a specific customer will have difficulty meeting its financial obligations, a specific reserve is recorded to reduce the net recognized receivable to the amount we expect to collect, and/or we recognize a liability for a guarantee we expect to pay, taking into account any amounts that we would anticipate realizing if we are forced to repossess the equipment that supports the customer's financial obligations to us. We also establish additional reserves based upon our perception of the quality of the current receivables, the current financial position of our customers and past collections experience. Prolonged or more severe economic weakness may result in additional requirements for specific reserves. During periods of economic weakness, the collateral underlying our guarantees of indebtedness of customers or receivables can decline sharply, thereby increasing our exposure to losses. We also face a concentration of credit risk as the access equipment segment's ten largest debtors at March 31, 2014 represented approximately 33% of our consolidated gross receivables. Some of these customers are highly leveraged. We may incur losses in excess of our recorded reserves if the financial condition of our customers were to deteriorate or the full amount of any anticipated proceeds from the sale of the collateral supporting our customers' financial obligations is not realized. Our cash flows and overall liquidity may be materially adversely affected if any of the financial institutions that finance our customer receivables become unable or unwilling, due to unfavorable economic conditions, a weakening of our or their financial position or otherwise, to continue providing such credit.

A disruption or termination of the supply of parts, materials, components and final assemblies from third-party suppliers could delay sales of our vehicles and vehicle bodies.

        We have experienced, and may in the future experience, significant disruption or termination of the supply of some of our parts, materials, components and final assemblies that we obtain from sole source suppliers or subcontractors. We may also incur a significant increase in the cost of these parts, materials, components or final assemblies. These risks are increased in a weak economic environment and when demand increases coming out of an economic downturn. Such disruptions, terminations or cost increases have resulted and could further result in manufacturing inefficiencies due to us having to wait for parts to arrive on the production line, could delay sales and could result in a material adverse effect on our net sales, financial condition, profitability and/or cash flows.

Our objective is to expand international operations and sales, the conduct of which subjects us to risks that may have a material adverse effect on our business.

        Expanding international operations and sales is a part of our growth strategy. Our outlook depends in part upon increases in international orders and sales that may not materialize. International operations and sales are subject to various risks, including political, religious and economic instability, local labor market conditions, the imposition of foreign tariffs and other trade barriers, the impact of foreign government regulations and the effects of income and withholding taxes, governmental expropriation and differences in business practices. We may incur increased costs and experience delays or disruptions in product deliveries and payments in connection with international manufacturing and sales that could cause loss of revenues and earnings. Among other things, there are additional logistical requirements associated with international sales, which increase the amount of time between the completion of vehicle production and our ability to recognize related revenue. In addition, expansion into foreign markets requires the establishment of distribution networks and may require modification of products to meet local requirements or preferences. Establishment of distribution networks or modification to the design of our products to meet local requirements and preferences may take longer or be more costly than we anticipate and could have a material adverse effect on our ability to achieve international sales growth. In addition, our entry into certain markets that we wish to enter may require us to establish a joint venture. Identifying an appropriate joint venture partner and creating a joint venture could be more time consuming, more costly and more difficult than we anticipate.

        As a result of our international operations and sales, we are subject to the Foreign Corrupt Practices Act ("FCPA") and other laws that prohibit improper payments or offers of payments to foreign governments and their officials for the purpose of obtaining or retaining business. Our international activities create the risk of unauthorized payments or offers of payments in violation of the FCPA by one of our employees, consultants, sales agents or distributors, because these parties are not always subject to our control. Any violations of the FCPA could result in significant fines, criminal sanctions against us or our employees, and prohibitions on the conduct of our business, including our business with the U.S. government. We are also increasingly subject to export control regulations, including, without limitation, the United States Export Administration Regulations and the International Traffic in Arms Regulations. Unfavorable changes in the political, regulatory or business climate could have a material adverse effect on our net sales, financial condition, profitability and/or cash flows.

We are subject to fluctuations in exchange rates associated with our non-U.S. operations that could adversely affect our results of operations and may significantly affect the comparability of our results between financial periods.

        Approximately 21% of our net sales in fiscal 2013 were attributable to products sold outside of the United States, including approximately 18% that involved export sales from the United States. The majority of export sales are denominated in U.S. dollars. Sales outside the United States are typically made in the local currencies of those countries. Fluctuations in foreign currency can have an adverse impact on our sales and profits as amounts that are measured in foreign currency are translated back to U.S. dollars. We have sales of inventory denominated in U.S. dollars to certain of our subsidiaries that have functional currencies other than the U.S. dollar. The exchange rates between many of these currencies and the U.S. dollar have fluctuated significantly in recent years and may fluctuate significantly in the future. Such fluctuations, in particular those with respect to the Euro, the Chinese Renminbi, the Canadian dollar, the Brazilian real and the Australian dollar, may have a material effect on our net sales, financial condition, profitability and/or cash flows and may significantly affect the comparability of our results between financial periods. Any appreciation in the value of the U.S. dollar in relation to the value of the local currency will adversely affect our revenues from our foreign operations when translated into U.S. dollars. Similarly, any appreciation in the value of the U.S. dollar in relation to the value of the local currency of those countries where our products are sold will increase our costs in our foreign operations, to the extent such costs are payable in foreign currency, when translated into U.S. dollars.

Disruptions or cost overruns in connection with the implementation of our global enterprise resource planning system could negatively affect our operations.

        We are in the process of implementing a multi-year project to replace many of our existing operating and financial systems with a global enterprise resource planning system. The implementation of this system is a major undertaking, both financially and from a management and personnel perspective. Should the system not be implemented successfully and within budget, or if the system does not perform in a satisfactory manner, it could disrupt or otherwise adversely affect our operations and financial results, including our ability, among other things, to timely manufacture products for sale to our customers and to report accurate and timely financial results.

Changes in regulations could adversely affect our business.

        Both our products and the operation of our manufacturing facilities are subject to statutory and regulatory requirements. These include environmental requirements applicable to manufacturing and vehicle emissions, government contracting regulations and domestic and international trade regulations. A significant change to these regulatory requirements could substantially increase manufacturing costs or impact the size or timing of demand for our products, all of which could make our business results more variable.

        In particular, climate change is receiving increasing attention worldwide. Many scientists, legislators and others attribute climate change to increased levels of greenhouse gases, including carbon dioxide, which has led to significant legislative and regulatory efforts to limit greenhouse gas emissions. Congress has previously considered and may in the future implement restrictions on greenhouse gas emissions through a cap-and-trade system under which emitters would be required to buy allowances to offset emissions of greenhouse gas. In addition, several states, including states where we have manufacturing plants, are considering various greenhouse gas registration and reduction programs. Our manufacturing plants use energy, including electricity and natural gas, and certain of our plants emit amounts of greenhouse gas that may be affected by these legislative and regulatory efforts. Greenhouse gas regulation could increase the price of the electricity we purchase, increase costs for our use of natural gas, potentially restrict access to or the use of natural gas, require us to purchase allowances to offset our own emissions or result in an overall increase in our costs of raw materials, any one of which could increase our costs, reduce our competitiveness in a global economy or otherwise negatively affect our business, operations or financial results.

        In 2012, the SEC adopted disclosure requirements related to certain minerals sourced from the Democratic Republic of the Congo or adjoining countries, as required by Section 1502 of the Dodd-Frank Wall Street Reform and Consumer Protection Act. The final rules impose inquiry, diligence and disclosure obligations with respect to "conflict minerals," defined as tin, tantalum, tungsten and gold, that are necessary to the functionality of a product manufactured, or contracted to be manufactured, by an SEC reporting company. The first disclosure deadline under the final rules is June 2, 2014, and by that date, an SEC reporting company must make disclosures regarding products it sold in calendar 2013. Certain of these minerals are used extensively in components manufactured by our suppliers (or in components incorporated by our suppliers into components supplied to us) for use in our vehicles or other products. Under the final rules, an SEC reporting company must conduct a country of origin inquiry that is reasonably designed to determine whether any of the "conflict minerals" that are necessary to the functionality of a product manufactured, or contracted to be manufactured, by the company originated in the Democratic Republic of the Congo or an adjoining country. If any such "conflict minerals" originated in the Democratic Republic of the Congo or an adjoining country, the final rules require the issuer to exercise due diligence on the source of such "conflict minerals" and their chain of custody with the ultimate objective of determining whether the "conflict minerals" directly or indirectly financed or benefited armed groups in the Democratic Republic of the Congo or an adjoining country. The issuer must then prepare and file with the SEC a report regarding its diligence efforts. Our supply chain is very complex and multifaceted. While we have no intention to use minerals sourced from the Democratic Republic of the Congo or adjoining countries, particularly those that finance or benefit armed groups, we have incurred and expect to incur significant costs to conduct our country of origin inquiry and, if necessary, to exercise such due diligence. As mandated by DoD regulations, a significant number of our suppliers are small businesses, and those small businesses have limited or no resources to track their sources of minerals. As a result, we expect significant difficulty in determining the country of origin or the source and chain of custody for all "conflict minerals" used in our products and disclosing that our products are "conflict free" (meaning that they do not contain "conflict minerals" that directly or indirectly finance or benefit armed groups in the Democratic Republic of the Congo or an adjoining country). We may face reputational challenges if we are unable to verify the country of origin or the source and chain of custody for all "conflict minerals" used in our products or if we are unable to disclose that our products are "conflict free." Implementation of these rules may also affect the sourcing and availability of some minerals necessary to the manufacture of our products and may affect the availability and price of "conflict minerals" capable of certification as "conflict free." Accordingly, we may incur significant costs as a consequence of these rules, which may adversely affect our business, financial condition or results of operations.

Disruptions within our dealer network could adversely affect our business.

        Although we sell the majority of our products directly to the end user, we market, sell and service products through a network of independent dealers in the fire & emergency segment and in a limited number of markets for the access equipment and commercial segments. As a result, our business with respect to these products is influenced by our ability to establish and manage new and existing relationships with dealers. While we have relatively low turnover of dealers, from time to time, we or a dealer may choose to terminate the relationship as a result of difficulties that our independent dealers experience in operating their businesses due to economic conditions or other factors, or as a result of an alleged failure by us or an independent dealer to comply with the terms of our dealer agreement. We do not believe our business is dependent on any single dealer, the loss of which would have a sustained material adverse effect upon our business. However, disruption of dealer coverage within a specific state or other geographic market could cause difficulties in marketing, selling or servicing our products and have an adverse effect on our business, operating results or financial condition.

        In addition, our ability to terminate our relationship with a dealer is limited due to state dealer laws, which generally provide that a manufacturer may not terminate or refuse to renew a dealer agreement unless it has first provided the dealer with required notices. Under many state laws, dealers may protest termination notices or petition for relief from termination actions. Responding to these protests and petitions may cause us to incur costs and, in some instances, could lead to litigation resulting in lost opportunities with other dealers or lost sales opportunities, which may have an adverse effect on our business, operating results or financial condition.

Risks Related to the Exchange Offer and the New Notes

You may have difficulty selling the original notes that you do not exchange.

        If you do not exchange your original notes for the new notes offered in the exchange offer, then you will continue to be subject to the restrictions on transfer of your original notes. Those transfer restrictions are described in the indenture governing the new notes and in the legend contained on the original notes, and arose because we originally issued the original notes under exemptions from, and in transactions not subject to, the registration requirements of the Securities Act.

        In general, you may offer or sell your original notes only if they are registered under the Securities Act and applicable state securities laws, or if they are offered and sold under an exemption from those requirements. We do not intend to register the original notes under the Securities Act.

        If a large number of original notes are exchanged for new notes issued in the exchange offer, then it may be more difficult for you to sell your unexchanged original notes. In addition, if you do not exchange your original notes in the exchange offer, then you will no longer be entitled to have those notes registered under the Securities Act.

        See "The Exchange Offer—Consequences of Failure to Exchange Original Notes" for a discussion of the possible consequences of failing to exchange your original notes.

Our substantial indebtedness could adversely affect our financial condition and prevent us from fulfilling our obligations under the new notes and our other debt instruments.

        We have a substantial amount of debt. As of March 31, 2014, we had $900.0 million of debt outstanding, which consisted of a $400.0 million term loan under our senior secured credit agreement and $500 million of outstanding senior notes. In addition, we had approximately $517.4 million of availability under our senior secured revolving credit facility. Our substantial indebtedness and the related restrictive covenants could have important consequences, including:

  •
  make it more difficult for us to satisfy our obligations with respect to the new notes and our other indebtedness;

  •
  render us more vulnerable to general adverse economic and industry conditions in our highly cyclical markets or economies generally;

  •
  require us to dedicate a portion of our cash flow from operations to interest costs or required payments on debt, thereby reducing the availability of such cash flow to fund working capital, capital expenditures, research and development, share repurchases, dividends and other general corporate activities;

  •
  limit our ability to obtain additional financing in the future to fund growth working capital, capital expenditures, new product development expenses and other general corporate requirements;

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  limit our ability to enter into additional foreign currency and interest rate derivative contracts;

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  make us vulnerable to increases in interest rates, because a portion of our debt outstanding under our credit agreement is at variable rates;

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  limit our flexibility in planning for, or reacting to, changes in our business and the markets we serve;

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  place us at a competitive disadvantage compared to our less leveraged competitors; and

  •
  limit our ability to pursue strategic acquisitions that may become available in our markets or otherwise capitalize on business opportunities if we had additional borrowing capacity.

We may not be able to generate a sufficient amount of cash flow to meet our debt service obligations.

        Our ability to make scheduled payments or to refinance our obligations with respect to the new notes and our other indebtedness will depend on our financial and operating performance, which, in turn, is subject to prevailing economic and industry conditions and other factors, including the availability of financing in the banking and capital markets, beyond our control. If our cash flow and capital resources are insufficient to fund our debt service obligations and other commitments, then we could face substantial liquidity problems and may be forced to reduce or delay scheduled expansions and capital expenditures, sell material assets or operations, obtain additional capital, or restructure or refinance our indebtedness. We may be unable to effect any of these actions on a timely basis, on commercially reasonable terms or at all, or these actions may be insufficient to meet our capital requirements. In addition, any refinancing of our indebtedness could be at higher interest rates and may require us to comply with more onerous covenants, which could further restrict our operations. If we cannot make scheduled payments on our indebtedness, we will be in default and, as a result, our debt holders could declare all outstanding principal and interest to be due and payable, and we could be forced into bankruptcy or liquidation.

Despite current indebtedness levels, we may incur additional debt. The incurrence of additional debt could further exacerbate the risks associated with our substantial indebtedness and could result in increased borrowing costs.

        Our senior secured credit agreement and the indenture governing our outstanding senior notes permit, and the indenture governing the notes will permit, us and our existing and future subsidiaries to incur additional debt, including additional notes, subject to certain limitations. In addition, at March 31, 2014, we had approximately $517.4 million of availability under our senior secured revolving credit facility. If new debt is added to our or any such subsidiary's current debt levels, then the related risks that we and they face could intensify.

        Our access to debt financing at competitive risk-based interest rates is partly a function of our credit ratings. Our current long-term credit ratings are BB+ with "stable" outlook from Standard & Poor's Rating Services and Ba3 with "positive" outlook from Moody's Investors Service. A downgrade to our credit ratings could increase our interest rates, could limit our access to public debt markets, could limit the institutions willing to provide us credit facilities, and could make any future credit facilities or credit facility amendments more costly and/or difficult to obtain. Credit ratings by the various rating agencies reflect each agency's opinion of the ability of the issuers to repay debt obligations as they come due or of the issuers' general creditworthiness without regard to any specific debt obligation. A credit rating is not a recommendation to buy, sell, or hold securities and may be subject to revision or withdrawal at any time by the assigning rating organization. Each rating should be evaluated independently of any other rating. See "Description of Certain Indebtedness" and "Description of New Notes—Certain Covenants—Limitation on Incurrence of Debt" for additional information.

The restrictive covenants in the instruments governing our indebtedness may affect our ability to operate our business successfully.

        Our senior secured credit agreement, the indenture governing our outstanding senior notes and the indenture governing the new notes include various provisions that limit our ability to, among other things:

  •
  incur additional indebtedness, guarantees or other obligations;

  •
  declare dividends, make distributions or redeem or repurchase capital stock;

  •
  create liens on assets;

  •
  sell, transfer or otherwise dispose of property and assets;

  •
  enter into transactions with our affiliates; and

  •
  engage in mergers, acquisitions and consolidations.

        In addition, instruments governing our future indebtedness may contain similar or more restrictive covenants. These covenants could adversely affect our ability to finance our future operations or capital needs and pursue available business opportunities.

        Our senior secured credit agreement also requires us to maintain specified quarter-end financial ratios, including a leverage ratio, a senior secured leverage ratio and an interest coverage ratio. Events beyond our control, including changes in general economic and business conditions and the other risks described in this prospectus, may affect our ability to meet those financial ratios. We cannot assure you that we will meet those tests or that the lenders will waive any failure to meet those tests or agree to amendments to those tests.

        A breach of any of the covenants contained in our senior secured credit agreement, the indenture governing our outstanding senior notes and the indenture governing the new notes or any instrument governing our future indebtedness would result in a default thereunder and may result in a default under our other indebtedness. See "Description of Certain Indebtedness" and "Description of New Notes—Certain Covenants" for additional information.

If we default under the agreements governing our indebtedness, we may not be able to make payments on the new notes.

        Any default under the agreements governing our indebtedness, including a default under our senior secured credit agreement or the indenture governing our outstanding senior notes, that is not waived by the required lenders, and the remedies sought by the holders of such indebtedness, could make us unable to pay amounts due on the new notes and may substantially decrease the market value of the new notes. If we are unable to generate sufficient cash flow and are otherwise unable to obtain funds necessary to meet required payments on our indebtedness, or if we otherwise fail to comply with the various covenants, including financial and operating covenants, in the instruments governing our indebtedness (including covenants in our indenture and our senior secured credit agreement), we could be in default under the terms of the agreements governing such indebtedness, including our senior secured credit agreement and the indenture. In the event of such a default, the holders of such indebtedness could elect to declare all the funds borrowed thereunder to be due and payable, together with accrued and unpaid interest, and the lenders under our senior secured credit agreement could elect to terminate their commitments thereunder, cease making further loans and foreclose on the collateral pledged to them. We have pledged a substantial portion of our assets to the lenders under our senior secured credit agreement. In such an event, we cannot assure you that we would have sufficient assets to pay amounts due on the new notes. As a result, you may receive less than the full amount you would otherwise be entitled to receive on the new notes. See "Description of Certain Indebtedness" and "Description of New Notes."

The new notes and the guarantees will not be secured by any of our assets or the assets of any of our subsidiaries. Indebtedness under our senior secured credit agreement is secured, giving the lenders under our senior secured credit agreement a prior claim on a substantial portion of our assets and the assets of our subsidiaries.

        The new notes and the guarantees will not be secured by any of our assets or the assets of any of our subsidiaries, whereas indebtedness under our senior secured credit agreement is secured by a substantial portion of our assets and the assets of our subsidiaries. As of March 31, 2014, we had $400.0 million of outstanding borrowings under our senior secured credit agreement, and we had the ability to borrow an additional $517.4 million under the revolving portion of our senior secured credit agreement. The indenture governing the new notes permits us and our subsidiaries, subject to certain restrictions, to incur additional secured debt in the future. If we or our subsidiaries become insolvent or are liquidated, or if payment under any of the instruments governing our or our subsidiaries' secured debt is accelerated, the lenders under those instruments will be entitled to exercise the remedies available to a secured lender under applicable law and pursuant to the instruments governing such debt. Accordingly, the lenders under our senior secured credit agreement and our and our subsidiaries' other secured indebtedness will have a priority claim on the assets securing the debt owed to them. In that event, because the new notes and the guarantees will not be secured by any of our assets or the assets of any of our subsidiaries, it is possible that our and our subsidiaries' remaining assets might be insufficient to satisfy your claims in full.

If the new notes are rated investment grade at any time by both Moody's Investors Service and Standard & Poor's Ratings Services, most of the restrictive covenants and corresponding events of default contained in the indenture governing the new notes will be suspended.

        If at any time the credit rating on the new notes, as determined by both Moody's Investors Service and Standard & Poor's Ratings Services, equals or exceeds Baa3 and BBB-, respectively, or any equivalent replacement ratings, we will no longer be subject to most of the restrictive covenants and corresponding events of default contained in the indenture. Any restrictive covenants or corresponding events of default that cease to apply to us as a result of achieving these ratings will be restored if one or both of the credit ratings on the new notes later falls below these thresholds. However, during any period in which these restrictive covenants are suspended, we may incur other indebtedness, make restricted payments and take other actions that would have been prohibited if these covenants had been in effect. If the restrictive covenants are later restored, the actions taken while the covenants were suspended will not result in an event of default under the indenture even if they would constitute an event of default at the time the covenants are restored. Accordingly, if these covenants and corresponding events of default are suspended, holders of the new notes will have less credit protection than at the time the original notes are exchanged for the new notes.

We may not be able to repurchase the new notes upon a Change of Control Triggering Event.

        Upon the occurrence of specific kinds of change of control events and a rating decline, we will be required to offer to repurchase all outstanding new notes at 101% of their principal amount. We may not be able to repurchase the new notes upon a Change of Control Triggering Event because we may not have sufficient funds. Further, we may be contractually restricted under the terms of our other indebtedness from repurchasing all of the new notes tendered by holders upon a change of control. Accordingly, we may not be able to satisfy our obligations to purchase your new notes unless we are able to refinance or obtain waivers under our other indebtedness. Our failure to repurchase the new notes upon a Change of Control Triggering Event would cause a default under the indenture and a cross-default under our senior secured credit agreement. The indenture governing our outstanding senior notes contains a similar repurchase requirement triggered upon the occurrence of specific kinds of change of control events, and our senior secured credit agreement provides that a change of control will be a default that permits lenders to accelerate the maturity of borrowings thereunder. Any of our future debt agreements may contain similar provisions.

        In addition, the Change of Control Triggering Event provisions in the indenture may not protect you from certain important corporate events, such as a leveraged recapitalization (which would increase the level of our indebtedness), reorganization, restructuring, merger or other similar transactions, unless such transaction constitutes a "Change of Control" under the indenture. Such a transaction may not involve a change in voting power or beneficial ownership or, even if it does, may not involve a change in the magnitude required under the definition of "Change of Control Triggering Event" in the indenture to trigger our obligation to offer to repurchase the new notes. If an event occurs that does not constitute a "Change of Control Triggering Event," we will not be required to make an offer to repurchase the new notes and you may be required to continue to hold your new notes despite the event. See "Description of Certain Indebtedness" and "Description of New Notes—Change of Control Triggering Event."

Your ability to transfer the new notes may be limited by the absence of an active trading market, and there is no assurance that any active trading market will develop for the new notes.

        The new notes are a new issue of securities for which there is no established public market. We do not intend to have the new notes listed on a national securities exchange. Certain of the initial purchasers have advised us that they intend to make a market in the new notes as permitted by applicable laws and regulations; however, the initial purchasers are not obligated to make a market in the new notes, and they may discontinue their market-making activities at any time without notice. Therefore, we cannot assure you that an active or liquid market for the new notes will develop or, if developed, that it will continue. Historically, the market for non-investment grade debt has been subject to disruptions that have caused substantial volatility in the prices of securities similar to the new notes. We cannot assure you that the market, if any, for the new notes will be free from similar disruptions or that any such disruptions may not adversely affect the prices at which you may sell your new notes. In addition, the new notes may trade at a discount from the initial offering price of the original notes, depending upon prevailing interest rates, the market for similar notes, our performance and other factors.

        The liquidity of, and trading market for, the new notes may also be adversely affected by, among other things:

  •
  changes in the overall market for securities similar to the new notes;

  •
  changes in our financial performance or prospects;

  •
  the prospects for companies in our industry generally;

  •
  the number of holders of the new notes;

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  the interest of securities dealers in making a market for the new notes; and

  •
  prevailing interest rates.

Repayment of our debt, including the new notes, is partly dependent on cash flow generated by our subsidiaries.

        Repayment of our indebtedness, including the new notes, is partly dependent on the generation of cash flow by our subsidiaries and their ability to make such cash available to us, by dividend, debt repayment or otherwise. Our subsidiaries may not be able to, or be permitted to, make distributions to enable us to make payments in respect of our indebtedness, including the new notes. Each of our subsidiaries is a distinct legal entity and, under certain circumstances, legal and contractual restrictions may limit our ability to obtain cash from our subsidiaries. While the indenture governing the new notes limits the ability of our restricted subsidiaries to incur consensual restrictions on their ability to pay dividends or make other intercompany payments to us, these limitations are subject to certain qualifications and exceptions. In the event that we do not receive distributions from our subsidiaries, we may be unable to make required principal and interest payments on our indebtedness, including the new notes.

Not all of our subsidiaries will guarantee our obligations under the new notes, and the new notes and the guarantees will be subordinated to the liabilities of our non-guarantor subsidiaries.

        The new notes and the guarantees will be structurally subordinated to all indebtedness and other liabilities of our subsidiaries that will not be guarantors of the new notes. Our present and future subsidiaries that are guarantors under our senior secured credit agreement will guarantee the new notes, except subsidiaries that may be designated as "unrestricted" with respect to the indenture. See "Description of New Notes." Payments on the new notes are required to be made only by us and the guarantors. Our non-guarantor subsidiaries represented approximately 10.6% of our total revenues for the fiscal year ended September 30, 2013. In addition, these non-guarantor subsidiaries represented approximately 29.2% of our total assets and did not have any debt as of March 31, 2014.

        In the event of a bankruptcy, liquidation or reorganization of any of the non-guarantor subsidiaries, holders of their indebtedness, including their trade creditors, will generally be entitled to payment of their claims from the assets of those subsidiaries before any assets are made available for distribution to us. As a result, the new notes and the guarantees are effectively subordinated to the indebtedness and other liabilities of our non-guarantor subsidiaries.

Federal and state fraudulent transfer laws permit a court to void the guarantees, and, if that occurs, you may not receive any payments on the new notes.

        The issuance of the guarantees may be subject to review under federal and state fraudulent transfer or fraudulent conveyance statutes. While the relevant laws may vary from state to state, under such laws, the incurring of an obligation will be a fraudulent transfer if (1) the obligation was incurred with the intent of hindering, delaying or defrauding creditors or (2) we or any of our subsidiary guarantors, as applicable, received less than reasonably equivalent value or fair consideration in return for issuing either the new notes or a guarantee, and, in the case of (2) only, any one of the following is also true:

  •
  we or an applicable subsidiary guarantor was insolvent or rendered insolvent by reason of the incurrence of the indebtedness;

  •
  payment of the consideration left us or an applicable subsidiary guarantor with an unreasonably small amount of capital to carry on our or its business; or

  •
  we or an applicable subsidiary guarantor intended to, or believed that we or it would, incur debts beyond our or its ability to pay as they matured.

        If a court were to find that the issuance of a guarantee was a fraudulent conveyance, the court could void the payment obligations under such guarantee, subordinate such guarantee to presently existing and future indebtedness of ours or such subsidiary guarantor, or require the holders of the new notes to repay amounts received with respect to such guarantee. In the event of a finding that a fraudulent conveyance occurred, you may not receive any repayment on the new notes.

        Generally, an entity would be considered insolvent if, at the time it incurred indebtedness:

  •
  the sum of its debts, including contingent liabilities, was greater than the fair salable value of all its assets;

  •
  the present fair salable value of its assets was less than the amount that would be required to pay its probable liability on its existing debts and liabilities, including contingent liabilities, as they become absolute and mature; or

  •
  it was unable to pay its debts as they became due.

        We cannot be certain as to the standards a court would use to determine whether we or the guarantors were solvent at the relevant time, or regardless of the standard that a court uses, that the issuance of the guarantees would not be subordinated to any subsidiary guarantor's other debt.

        If the guarantees were legally challenged, any guarantee could also be subject to the claim that, since the guarantee was incurred for our benefit, and only indirectly for the benefit of the subsidiary guarantor, the obligations of the applicable guarantor were incurred for less than fair consideration. A court could thus void the obligations under the guarantees, subordinate them to the applicable subsidiary guarantor's other indebtedness or take other action detrimental to the holders of the new notes.

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

        This prospectus and the information incorporated by reference in this prospectus contain statements that we believe to be "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact included in this prospectus, including, without limitation, statements regarding our future financial position, business strategy, targets, projected sales, costs, earnings, capital expenditures, debt levels and cash flows, and plans and objectives of management for future operations are forward-looking statements. When used in this prospectus, words such as "may," "will," "expect," "intend," "estimate," "anticipate," "believe," "should," "project" or "plan" or the negative thereof or variations thereon or similar terminology are generally intended to identify forward-looking statements. These forward-looking statements are not guarantees of future performance and are subject to risks, uncertainties, assumptions and other factors, some of which are beyond our control, which could cause actual results to differ materially from those expressed or implied by such forward-looking statements. These factors include the cyclical nature of our access equipment, commercial and fire & emergency markets, especially with the current outlook for U.S. and European economic recoveries; the strength of emerging market growth and projected adoption rate of work at height machinery; the expected level and timing of DoD and international defense customer procurement of products and services and funding thereof; risks related to reductions in government expenditures in light of U.S. defense budget pressures, sequestration and an uncertain DoD tactical wheeled vehicle strategy, including our ability to successfully manage the cost reductions required as a result of the significant projected decrease in sales levels in the defense segment; our ability to win a U.S. JLTV production contract award; our ability to increase prices to raise margins or offset higher input costs; increasing commodity and other raw material costs, particularly in a sustained economic recovery; risks related to facilities consolidation and alignment, including the amounts of related costs and charges and that anticipated cost savings may not be achieved; the duration of the ongoing global economic uncertainty, which could lead to additional impairment charges related to many of our intangible assets and/or a slower recovery in our cyclical businesses than our or equity market expectations; risks related to the collectability of receivables, particularly for those businesses with exposure to construction markets; the cost of any warranty campaigns related to our products; risks related to production or shipment delays arising from quality or production issues; risks associated with international operations and sales, including foreign currency fluctuations and compliance with the FCPA; our ability to comply with complex laws and regulations applicable to U.S. government contractors; and risks related to our ability to successfully execute on our strategic road map and meet our long-term financial goals. Additional information concerning these and other factors that could cause actual results to differ materially from those in the forward-looking statements is contained in the "Risk Factors" in this prospectus. All forward-looking statements speak only as of the date of this prospectus. We assume no obligation, and disclaim any obligation, to update information contained in this prospectus.

 USE OF PROCEEDS

        The exchange offer is intended to satisfy our obligations under the registration rights agreement entered into in connection with the issuance and sale of the original notes. We will not receive any cash proceeds from the issuance of the new notes. We used the net proceeds of approximately $245.8 million from the issuance and sale of the original notes, together with available cash, to redeem all of the outstanding 2017 notes on March 10, 2014.

 CAPITALIZATION

        The following table sets forth our cash and cash equivalents and capitalization as of March 31, 2014 after giving effect to the issuance of the original notes and the application of the net proceeds from the issuance and sale of the original notes, together with available cash, to redeem the 2017 notes.

        You should read this table in conjunction with the information included under the headings "Use of Proceeds" and "Selected Consolidated Financial Information and Other Data" in this prospectus and with our audited consolidated financial statements and related notes thereto and unaudited condensed consolidated financial statements and related notes thereto incorporated by reference in this prospectus.

As of March 31, 2014
(Unaudited, dollars in millions)
Cash and cash equivalents	$420.0

Senior secured credit facility:
Senior secured revolving line of credit(1)	$—
Senior secured term loan	400.0
Other long-term debt:
8 1/2% Senior Notes due 2020	250.0
5.375% Senior Notes due 2022	250.0

Total long-term debt	900.0
Total Oshkosh Corporation shareholders' equity(2)	2,112.8

Total capitalization	$3,012.8

(1)
We are party to a syndicated senior secured credit agreement, which consists of a $600.0 million senior secured revolving credit facility and a senior secured term loan facility. At March 31, 2014, we had no borrowings outstanding under the senior secured revolving credit facility, and outstanding letters of credit of $82.6 million reduced available capacity under the senior secured revolving credit facility to $517.4 million. The senior secured revolving credit facility expires in March 2019.

(2)
As a result of our redemption of all of the outstanding 2017 notes with the net proceeds of the issuance and sale of the original notes, together with available cash, on March 10, 2014, we incurred early debt retirement charges of $6.9 million, net of income tax benefit.

 THE EXCHANGE OFFER

Purpose and Effect; Registration Rights

        We issued and sold the original notes on February 21, 2014 in transactions exempt from the registration requirements of the Securities Act. Therefore, the original notes are subject to significant restrictions on resale. In connection with the issuance of the original notes, we entered into a registration rights agreement, which required that we and the subsidiary guarantors:

  •
  file with the SEC a registration statement under the Securities Act relating to the exchange offer and the issuance and delivery of the new notes in exchange for the original notes;

  •
  use our commercially reasonable efforts to cause the SEC to declare the exchange offer registration statement effective under the Securities Act within 240 days following the date that the original notes were issued; and

  •
  use our commercially reasonable efforts to consummate the exchange offer within 366 days following the date that the original notes were issued.

        If you participate in the exchange offer, then you will, with limited exceptions, receive new notes that are freely tradable and not subject to restrictions on transfer. You should read this prospectus under the heading "—Resales of New Notes" for more information relating to your ability to transfer new notes.

        If you are eligible to participate in the exchange offer and do not tender your original notes, then you will continue to hold the untendered original notes, which will continue to be subject to restrictions on transfer under the Securities Act.

        The exchange offer is intended to satisfy our exchange offer obligations under the registration rights agreement. The above summary of the registration rights agreement is not complete. You are encouraged to read the full text of the registration rights agreement, which has been filed as an exhibit to the registration statement that includes this prospectus.

Terms of the Exchange Offer

        We are offering to exchange $250,000,000 aggregate principal amount of our 5.375% Senior Notes due 2022, which have been registered under the Securities Act, for a like principal amount of our unregistered 5.375% Senior Notes due 2022.

        Upon the terms and subject to the conditions set forth in this prospectus and in the accompanying letter of transmittal, we will accept all original notes validly tendered and not withdrawn before 11:59 p.m., New York City time, on the expiration date of the exchange offer. We will issue $1,000 principal amount of new notes in exchange for each $1,000 principal amount of outstanding original notes we accept in the exchange offer. You may tender some or all of your original notes under the exchange offer. However, the original notes are issuable in authorized denominations of $2,000 and integral multiples of $1,000 in excess thereof. Accordingly, original notes may be tendered only in denominations of $2,000 and integral multiples of $1,000 in excess thereof. The exchange offer is not conditioned upon any minimum amount of original notes being tendered.

        The form and terms of the new notes will be the same as the form and terms of the original notes, except that:

  •
  the new notes will be registered under the Securities Act and thus will not be subject to the restrictions on transfer or bear legends restricting their transfer;

  •
  all of the new notes will be represented by global notes in book-entry form unless exchanged for notes in definitive certificated form under the limited circumstances described under "Book-Entry, Delivery and Form;" and

  •
  the new notes will not provide for the payment of additional interest under circumstances relating to the timing of the exchange offer.

        The new notes will evidence the same debt as the original notes and will be issued under, and be entitled to the benefits of, the indenture governing the original notes.

        The new notes will accrue interest from the most recent date to which interest has been paid on the original notes or, if no interest has been paid, from the date of issuance of the original notes. Accordingly, registered holders of new notes on the record date for the first interest payment date following the completion of the exchange offer will receive interest accrued from the most recent date to which interest has been paid on the original notes or, if no interest has been paid, from the date of issuance of the original notes. However, if that record date occurs prior to completion of the exchange offer, then the interest payable on the first interest payment date following the completion of the exchange offer will be paid to the registered holders of the original notes on that record date.

        In connection with the exchange offer, you do not have any appraisal or dissenters' rights under the Wisconsin Business Corporation Law or the indenture. We intend to conduct the exchange offer in accordance with the registration rights agreement and the applicable requirements of the Securities Act, the Securities Exchange Act of 1934 and the rules and regulations of the Securities and Exchange Commission ("SEC"). The exchange offer is not being made to, nor will we accept tenders for exchange from, holder of the original notes in any jurisdiction in which the exchange offer or the acceptance of it would not be in compliance with the securities or blue sky laws of the jurisdiction.

        We will be deemed to have accepted validly tendered original notes when we have given oral or written notice of our acceptance to the exchange agent. The exchange agent will act as agent for the tendering holders for the purpose of receiving the new notes from us.

        If we do not accept any tendered original notes because of an invalid tender or for any other reason, then we will return certificates for any unaccepted original notes without expense to the tendering holder as promptly as practicable after the expiration date.

Expiration Date; Amendments

        The exchange offer will expire at 11:59 p.m., New York City time, on June 27, 2014, unless we, in our sole discretion, extend the exchange offer.

        If we determine to extend the exchange offer, then we will notify the exchange agent of any extension by oral or written notice and give each registered holder notice of the extension by means of a press release or other public announcement before 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date.

        We reserve the right, in our sole discretion, to delay accepting any original notes, to extend the exchange offer or to amend or terminate the exchange offer if any of the conditions described below under "—Conditions" have not been satisfied or waived by giving written notice to the exchange agent of the delay, extension, amendment or termination. Further, we reserve the right, in our sole discretion, to amend the terms of the exchange offer in any manner. We will notify you as promptly as practicable of any extension, amendment or termination. We will also file a post-effective amendment to the registration statement of which this prospectus is a part with respect to any fundamental change in the exchange offer.

Procedures for Tendering Original Notes

        Any tender of original notes that is not withdrawn prior to the expiration date will constitute a binding agreement between the tendering holder and us upon the terms and subject to the conditions set forth in this prospectus and in the accompanying letter of transmittal. A holder who wishes to tender original notes in the exchange offer must do either of the following:

  •
  properly complete, sign and date the letter of transmittal, including all other documents required by the letter of transmittal; have the signature on the letter of transmittal guaranteed if the letter of transmittal so requires; and deliver that letter of transmittal and other required documents to the exchange agent at the address listed below under "—Exchange Agent" on or before the expiration date; or

  •
  if the original notes are tendered under the book-entry transfer procedures described below, transmit to the exchange agent, on or before the expiration date, an agent's message.

        In addition, one of the following must occur:

  •
  the exchange agent must receive certificates representing your original notes along with the letter of transmittal on or before the expiration date, or

  •
  the exchange agent must receive a timely confirmation of book-entry transfer of the original notes into the exchange agent's account at The Depository Trust Company of New York City, or DTC, under the procedure for book-entry transfers described below along with the letter of transmittal or a properly transmitted agent's message, on or before the expiration date; or

  •
  the holder must comply with the guaranteed delivery procedures described below.

        The term "agent's message" means a message, transmitted by a book-entry transfer facility to and received by the exchange agent and forming a part of the book-entry confirmation, which states that the book-entry transfer facility has received an express acknowledgement from the tendering DTC participant stating that the participant has received and agrees to be bound by the letter of transmittal and that we may enforce the letter of transmittal against the participant.

        The method of delivery of original notes, the letter of transmittal and all other required documents to the exchange agent is at your election and risk. Rather than mail these items, we recommend that you use an overnight or hand delivery service. In all cases, you should allow sufficient time to assure timely delivery to the exchange agent before the expiration date. Do not send letters of transmittal or original notes to us.

        Generally, an eligible institution must guarantee signatures on a letter of transmittal or a notice of withdrawal unless the original notes are tendered:

  •
  by a registered holder of the original notes who has not completed the box entitled "Special Issuance Instructions" or "Special Delivery Instructions" on the letter of transmittal; or

  •
  for the account of an eligible institution.

        If signatures on a letter of transmittal or a notice of withdrawal are required to be guaranteed, the guarantee must be by a firm which is:

  •
  a member of a registered national securities exchange;

  •
  a member of the National Association of Securities Dealers, Inc.;

  •
  a commercial bank or trust company having an office or correspondent in the United States; or

  •
  another "eligible institution" within the meaning of Rule 17Ad-15 under the Securities Exchange Act.

        If the letter of transmittal is signed by a person other than the registered holder of any outstanding original notes, the original notes must be endorsed or accompanied by appropriate powers of attorney. The power of attorney must be signed by the registered holder exactly as the registered holder(s) name(s) appear(s) on the original notes and an eligible institution must guarantee the signature on the power of attorney.

        If the letter of transmittal, or any original notes or powers of attorney are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, these persons should so indicate when signing. Unless waived by us, they should also submit evidence satisfactory to us of their authority to so act.

        If you wish to tender original notes that are registered in the name of a broker, dealer, commercial bank, trust company or other nominee, you should promptly instruct the registered holder to tender on your behalf. If you wish to tender on your behalf, you must, before completing the procedures for tendering original notes, either register ownership of the original notes in your name or obtain a properly completed bond power from the registered holder. The transfer of registered ownership may take considerable time.

        We will determine in our sole discretion all questions as to the validity, form, eligibility, including time of receipt, and acceptance of original notes tendered for exchange. Our determination will be final and binding on all parties. We reserve the absolute right to reject any and all tenders of original notes not properly tendered or original notes our acceptance of which might, in the judgment of our counsel, be unlawful. We also reserve the absolute right to waive any defects, irregularities or conditions of tender as to any particular original notes. Our interpretation of the terms and conditions of the exchange offer, including the instructions in the letter of transmittal, will be final and binding on all parties. Unless waived, any defects or irregularities in connection with tenders of original notes must be cured within the time period we determine. Neither we, the exchange agent nor any other person will incur any liability for failure to give you notification of defects or irregularities with respect to tenders of your original notes.

        By tendering, you will represent to us that:

  •
  any new notes that the holder receives will be acquired in the ordinary course of its business;

  •
  the holder has no arrangement or understanding with any person or entity to participate in the distribution (within the meaning of the Securities Act) of the new notes;

  •
  if the holder is not a broker dealer, that it is not engaged in and does not intend to engage in the distribution (within the meaning of the Securities Act) of the new notes;

  •
  if the holder is a broker dealer, that the holder's original notes were acquired as a result of market making activities or other trading activities;

  •
  the holder is not our "affiliate," as defined in Rule 405 of the Securities Act, or, if the holder is our affiliate, it will comply with any applicable registration and prospectus delivery requirements of the Securities Act; and

  •
  the holder is not acting on behalf of any person who could not truthfully make the foregoing representations.

        If any holder or any such other person is our "affiliate," or is engaged in or intends to engage in or has an arrangement or understanding with any person to participate in a distribution of the new notes to be acquired in the exchange offer, then that holder or any such other person:

  •
  may not rely on the applicable interpretations of the staff of the SEC;

  •
  is not entitled and will not be permitted to tender original notes in the exchange offer; and

  •
  must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction.

        Each broker dealer who acquired its original notes as a result of market making activities or other trading activities and thereafter receives new notes issued for its own account in the exchange offer, must acknowledge that it will deliver a prospectus in connection with any resale of such new notes issued in the exchange offer. The letter of transmittal states that by so acknowledging and by delivering a prospectus, a broker dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act. See "Plan of Distribution" for a discussion of the exchange and resale obligations of broker dealers in connection with the exchange offer.

        Any broker-dealer that acquired original notes directly from us may not rely on the applicable interpretations of the staff of the SEC and must comply with the registration and delivery requirements of the Securities Act (including being named as a selling security holder) in connection with any resales of the original notes or the new notes.

Acceptance of Original Notes for Exchange; Delivery of New Notes

        Upon satisfaction of all conditions to the exchange offer, we will accept, promptly after the expiration date, all original notes properly tendered and will issue the new notes promptly after acceptance of the original notes.

        For purposes of the exchange offer, we will be deemed to have accepted properly tendered original notes for exchange when we have given written notice of that acceptance to the exchange agent. For each original note accepted for exchange, you will receive a new note having a principal amount equal to that of the surrendered original note.

        In all cases, we will issue new notes for original notes that we have accepted for exchange under the exchange offer only after the exchange agent timely receives:

  •
  certificates for your original notes or a timely confirmation of book-entry transfer of your original notes into the exchange agent's account at DTC; and

  •
  a properly completed and duly executed letter of transmittal and all other required documents or a properly transmitted agent's message.

        If we do not accept any tendered original notes for any reason set forth in the terms of the exchange offer or if you submit original notes for a greater principal amount than you desire to exchange, we will return the unaccepted or non-exchanged original notes without expense to you. In the case of original notes tendered by book-entry transfer into the exchange agent's account at DTC under the book-entry procedures described below, we will credit the non-exchanged original notes to your account maintained with DTC.

Book-Entry Transfer

        We understand that the exchange agent will make a request within two business days after the date of this prospectus to establish accounts for the original notes at DTC for the purpose of facilitating the exchange offer, and any financial institution that is a participant in DTC's system may make book-entry delivery of original notes by causing DTC to transfer the original notes into the exchange agent's account at DTC in accordance with DTC's procedures for transfer. Although delivery of original notes may be effected through book-entry transfer at DTC, the exchange agent must receive a properly completed and duly executed letter of transmittal with any required signature guarantees, or an agent's message instead of a letter of transmittal, and all other required documents at its address listed below under "—Exchange Agent" on or before the expiration date, or if you comply with the guaranteed delivery procedures described below, within the time period provided under those procedures.

Guaranteed Delivery Procedures

        If you wish to tender your original notes and your original notes are not immediately available, or you cannot deliver your original notes, the letter of transmittal or any other required documents or comply with DTC's procedures for transfer before the expiration date, then you may participate in the exchange offer if:

  •
  the tender is made through an eligible institution;

  •
  before the expiration date, the exchange agent receives from the eligible institution a properly completed and duly executed notice of guaranteed delivery, substantially in the form provided by us, by facsimile transmission, mail or hand delivery, containing:

  •
  the name and address of the holder and the principal amount of original notes tendered,

  •
  a statement that the tender is being made thereby, and

  •
  a guarantee that within three New York Stock Exchange trading days after the expiration date, the certificates representing the original notes in proper form for transfer or a book-entry confirmation and any other documents required by the letter of transmittal will be deposited by the eligible institution with the exchange agent; and

  •
  the exchange agent receives the properly completed and executed letter of transmittal as well as certificates representing all tendered original notes in proper form for transfer, or a book-entry confirmation, and all other documents required by the letter of transmittal within three New York Stock Exchange trading days after the expiration date.

Withdrawal Rights

        You may withdraw your tender of original notes at any time before the exchange offer expires.

        For a withdrawal to be effective, the exchange agent must receive a written notice of withdrawal at its address listed below under "—Exchange Agent." The notice of withdrawal must:

  •
  specify the name of the person who tendered the original notes to be withdrawn;

  •
  identify the original notes to be withdrawn, including the principal amount, or, in the case of original notes tendered by book-entry transfer, the name and number of the DTC account to be credited, and otherwise comply with the procedures of DTC; and

  •
  if certificates for original notes have been transmitted, specify the name in which those original notes are registered if different from that of the withdrawing holder.

        If you have delivered or otherwise identified to the exchange agent the certificates for original notes, then, before the release of these certificates, you must also submit the serial numbers of the particular certificates to be withdrawn and a signed notice of withdrawal with the signatures guaranteed by an eligible institution, unless the holder is an eligible institution.

        We will determine in our sole discretion all questions as to the validity, form and eligibility, including time of receipt, of notices of withdrawal. Our determination will be final and binding on all parties. Any original notes so withdrawn will be deemed not to have been validly tendered for purposes of the exchange offer. We will return any original notes that have been tendered but that are not exchanged for any reason to the holder, without cost, as soon as practicable after withdrawal, rejection of tender or termination of the exchange offer. In the case of original notes tendered by book-entry transfer into the exchange agent's account at DTC, the original notes will be credited to an account maintained with DTC for the original notes. You may retender properly withdrawn original notes by following one of the procedures described under "—Procedures for Tendering Original Notes" at any time on or before the expiration date.

Conditions

        Notwithstanding any other term of the exchange offer, we will not be required to accept for exchange, or to exchange new notes for, any original notes if:

  •
  the exchange offer, or the making of any exchange by a holder of original notes, would violate any applicable law or applicable interpretation by the staff of the SEC; or

  •
  any action or proceeding is instituted or threatened in any court or by or before any governmental agency with respect to the exchange offer which, in our judgment, would reasonably be expected to impair our ability to proceed with the exchange offer.

        The conditions listed above are for our sole benefit and we may assert them regardless of the circumstances giving rise to any condition. Subject to applicable law, we may waive these conditions in our discretion in whole or in part at any time and from time to time.

        We expressly reserve the right, at any time or at various times, to extend the period of time during which the exchange offer is open. Consequently, we may delay acceptance of any original notes by giving oral or written notice of an extension to their holders. During an extension, all original notes previously tendered will remain subject to the exchange offer, and we may accept them for exchange.

Exchange Agent

        Wells Fargo Bank, National Association is the exchange agent for the exchange offer. You should direct any questions and requests for assistance and requests for additional copies of this prospectus, the letter of transmittal or the notice of guaranteed delivery to the exchange agent addressed as follows:

  By Registered or Certified Mail:

  Wells Fargo Bank, N.A.
  MAC N9303-121
  Corporate Trust Operations
  P.O. Box 1517
  Minneapolis, MN 55480-1517
  Attention: DAPS Reorg

  By Regular Mail or Overnight Courier:

  Wells Fargo Bank, N.A.
  MAC N9303-121
  Corporate Trust Operations
  Sixth Street & Marquette Avenue
  Minneapolis, MN 55479
  Attention: DAPS Reorg

  By Hand:

  Wells Fargo Bank, N.A.
  Northstar East Building—12th floor
  Corporate Trust Services
  608 Second Avenue South
  Minneapolis, MN 55402
  Attention: DAPS Reorg

  By Facsimile:
  (For Eligible Institutions Only)

  (866) 969-1290
  Attention: DAPS Reorg

        Delivery of the letter of transmittal to an address other than as listed above or transmission via facsimile other than as listed above will not constitute a valid delivery of the letter of transmittal.

Fees and Expenses

        We will pay the expenses of the exchange offer. We will not make any payments to brokers, dealers or others soliciting acceptances of the exchange offer. We are making the principal solicitation by mail; however, our officers and employees may make additional solicitations by facsimile transmission, e-mail, telephone or in person. You will not be charged a service fee for the exchange of your notes, but we may require you to pay any transfer or similar government taxes in certain circumstances.

Transfer Taxes

        You will not be obligated to pay any transfer taxes, unless you instruct us to register new notes in the name of, or request that original notes not tendered or not accepted in the exchange offer be returned to, a person other than the registered tendering holder.

Accounting Treatment

        We will record the new notes at the same carrying values as the original notes, as reflected in our accounting records on the date of exchange. Accordingly, we will not recognize any gain or loss on the exchange of notes. We will amortize the expenses of the offer over the term of the new notes.

Consequences of Failure to Exchange Original Notes

        If you are eligible to participate in the exchange offer but do not tender your original notes, you will not have any further registration rights, except in limited circumstances with respect to specific types of holders of original notes. Original notes that are not tendered or are tendered but not accepted will, following the consummation of the exchange offer, continue to be subject to the provisions in the indenture regarding the transfer and exchange of the original notes and the existing restrictions on transfer set forth in the legend on the original notes and in the offering memorandum dated February 6, 2014, relating to the original notes. Accordingly, you may resell the original notes that are not exchanged only:

  •
  to us;

  •
  so long as the original notes are eligible for resale under Rule 144A under the Securities Act, to a person whom you reasonably believe is a "qualified institutional buyer" within the meaning of Rule 144A purchasing for its own account or for the account of a qualified institutional buyer in a transaction meeting the requirements of Rule 144A;

  •
  in accordance with another exemption from the registration requirements of the Securities Act; or

  •
  under an effective registration statement under the Securities Act;

in each case in accordance with all other applicable securities laws. We do not intend to register the original notes under the Securities Act.

        Original notes that are not exchanged in the exchange offer will remain outstanding and continue to accrue interest and will be entitled to the rights and benefits their holders have under the indenture relating to the original notes and the new notes. Holders of the new notes and any original notes that remain outstanding after consummation of the exchange offer will vote together as a single class for purposes of determining whether holders of the requisite percentage of the class have taken certain actions or exercised certain rights under the indenture.

Resales of New Notes

        Based on interpretations of the staff of the SEC, as set forth in no action letters to third parties, we believe that new notes issued under the exchange offer in exchange for original notes may be offered for resale, resold and otherwise transferred by any original note holder without further registration under the Securities Act and without delivery of a prospectus that satisfies the requirements of Section 10 of the Securities Act if:

  •
  the holder is not our "affiliate" within the meaning of Rule 405 under the Securities Act;

  •
  the new notes are acquired in the ordinary course of the holder's business; and

  •
  the holder does not intend to participate in a distribution (within the meaning of the Securities Act) of the new notes.

        Any holder who exchanges original notes in the exchange offer with the intention of participating in any manner in a distribution of the new notes must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction.

        This prospectus may be used for an offer to resell, resale or other retransfer of new notes. With regard to broker dealers, only broker dealers that acquire the original notes as a result of market making activities or other trading activities may participate in the exchange offer. Each broker dealer that receives new notes for its own account in exchange for original notes, where the original notes were acquired by the broker dealer as a result of market making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of the new notes. Please see "Plan of Distribution" for more details regarding the transfer of new notes.

 SELECTED CONSOLIDATED FINANCIAL INFORMATION AND OTHER DATA

        The following selected consolidated financial information as of and for the fiscal years ended September 30, 2009, 2010, 2011, 2012 and 2013 has been derived from, and is qualified by reference to, our audited consolidated financial statements and related notes. The following selected consolidated financial information as of and for the six months ended March 31, 2013 and 2014 has been derived from, and is qualified by reference to, our unaudited condensed consolidated financial statements and related notes. This information is only a summary and you should read it in conjunction with our financial statements and related notes. The unaudited interim period financial information, in our opinion, includes all adjustments, which are normal and recurring in nature unless otherwise noted, necessary for a fair presentation for the periods shown. Results for the six months ended March 31, 2014 are not necessarily indicative of the results to be expected for the full fiscal year.

        The income statement data included in the following selected consolidated financial information reflects results from continuing operations only and therefore excludes the operations of our former mobile medical trailer and ambulance businesses, which have been reclassified to discontinued operations for all periods presented.

	Fiscal Year Ended September 30,					Six Months Ended March 31,
	2009	2010(1)	2011(1)	2012	2013	2013	2014
	(Dollars in millions, except per share amounts)
Income Statement Data:
Net sales	$5,173.9	$9,771.8	$7,538.5	$8,141.1	$7,665.1	$3,734.2	$3,208.1
Gross income	694.3	1,967.8	1,091.3	1,006.9	1,191.8	549.4	546.3
Intangible assets impairment charges	1,125.9	2.3	2.0	—	9.0	—	—
Depreciation	74.1	79.2	77.9	65.5	65.3	32.0	31.2
Amortization of purchased intangibles, deferred financing costs and stock-based compensation(2)	84.3	102.3	79.9	83.2	85.9	42.1	43.3
Operating income (loss)(3)	(912.5)	1,425.9	526.1	387.7	505.7	214.9	215.9
Income (loss) attributable to Oshkosh Corporation common shareholders:
From continuing operations	(1,127.2)	816.9	290.6	244.6	314.3	132.2	126.4
From discontinued operations(4)	28.4	(27.1)	(17.6)	(14.4)	1.7	0.8	—
Net income (loss)	(1,098.8)	789.8	273.0	230.2	316.0	133.0	126.4
Income (loss) attributable to Oshkosh Corporation common shareholders per share assuming dilution:
From continuing operations	(14.73)	8.98	3.18	2.67	3.53	1.46	1.47
From discontinued operations	0.36	(0.29)	(0.19)	(0.16)	0.02	0.01	—
Net income (loss)	14.37	8.69	2.99	2.51	3.55	1.47	1.47
Dividends per share	0.20	—	—	—	—	—	0.30
Balance Sheet Data:
Cash and cash equivalents	530.4	339.0	428.5	540.7	733.5	452.3	420.0
Total assets	4,768.0	4,708.6	4,826.9	4,947.8	4,765.7	4,874.6	4,684.0
Net working capital	484.6	403.9	762.8	990.0	1,172.7	1,044.4	1,163.3
Long-term debt (including current maturities)	2,024.3	1,152.1	1,060.1	955.0	955.0	955.0	900.0
Oshkosh Corporation shareholders' equity	514.1	1,326.6	1,596.5	1,853.5	2,107.8	1,887.7	2,112.8
Other Financial Data:
Ratio of earnings to fixed charges(5)	N/A (6)	7.4x	5.6x	4.8x	7.2x	6.2x	5.6x

(1)
In the fourth quarter of fiscal 2009, the Company began production on a sole source contract awarded by the DoD for M-ATVs. During fiscal 2010 and 2011, the Company delivered 7,539 and 645 M-ATV units, respectively, and related aftermarket parts and services under this contract with a combined sales value of $4.49 billion and $1.25 billion, respectively.

(2)
Includes amortization of deferred financing costs of $13.4 million in fiscal 2009, $28.6 million in fiscal 2010, $5.1 million in fiscal 2011, $7.0 million in fiscal 2012, $4.9 million in fiscal 2013, $2.4 million for the six months ended March 31, 2013 and $4.5 million for the six months ended March 31, 2014.

(3)
Includes costs incurred by the Company in connection with a proxy contest of $6.6 million in fiscal 2012 and costs incurred by the Company in connection with an unsolicited tender offer for the Company's Common Stock and a threatened proxy contest of $16.3 million in the six months ended March 31, 2013 and the full year fiscal 2013.

(4)
In fiscal 2009, the Company sold its European refuse collection vehicle business, Geesink Group B.V., Norba A.B. and Geesink Norba Limited (together, "Geesink"). In fiscal 2010, the Company completed the sale of its 75% interest in BAI Brescia Antincendi International S.r.l. and its wholly-owned subsidiary ("BAI"), the Company's European fire apparatus and equipment business. In fiscal 2012, the Company completed the sale of its European mobile medical business, Oshkosh Specialty Vehicles (UK), Limited and AK Specialty Vehicles and its wholly-owned subsidiary (together, "SMIT") and discontinued production of U.S. mobile medical units. In fiscal 2013, the Company discontinued production of ambulances, which the Company sold under the Medtec brand name.

(5)
For purposes of calculating the ratios of earnings to fixed charges, earnings consist of income (loss) from continuing operations before income taxes and before income or loss from equity investees, plus fixed charges and amortization of capitalized interest and distributed income of equity investees, less capitalized interest. Fixed charges consist of interest expensed, interest capitalized, amortized premiums, discounts and capitalized expenses related to indebtedness and an estimate of interest within rental expense.

(6)
Due to the Company's loss for the fiscal year ended September 30, 2009, the Company's earnings were inadequate to cover fixed charges by $1,110.9 million. The deficiency was primarily a result of pre-tax, non-cash goodwill impairment charges of $1,108.0 million and $17.9 million of pre-tax, non-cash impairment charges on other long-lived assets recognized in fiscal 2009.

DESCRIPTION OF CERTAIN INDEBTEDNESS

        The following description briefly summarizes the material terms of our senior secured credit agreement and the indenture governing our outstanding senior notes (other than the original notes). The description is only a brief summary and does not purport to describe all of the terms of the debt instruments that may be important and are qualified in their entirety by those specific debt instruments and related documents, copies of which have been filed as exhibits to our SEC filings. See "Where You Can Find More Information."

Senior Secured Credit Agreement

        On March 21, 2014, the Company entered into an Amended and Restated Credit Agreement with various lenders (the "Credit Agreement"). The Credit Agreement provides for (i) a revolving credit facility ("Revolving Credit Facility") that matures in March 2019 with an initial maximum aggregate amount of availability of $600.0 million and (ii) a $400.0 million term loan due in quarterly principal installments of $5.0 million commencing September 30, 2014 with a balloon payment of $310.0 million due at maturity in March 2019. At March 31, 2014, outstanding letters of credit of $82.6 million reduced available capacity under the Revolving Credit Facility to $517.4 million.

        The Company's obligations under the Credit Agreement are guaranteed by certain of its domestic subsidiaries, and the Company will guarantee the obligations of certain of its subsidiaries under the Credit Agreement. Subject to certain exceptions, the Credit Agreement is collateralized by (i) a first-priority perfected lien and security interests in substantially all of the personal property of the Company, each material subsidiary of the Company and each subsidiary guarantor, (ii) mortgages upon certain real property of the Company and certain of its domestic subsidiaries and (iii) a pledge of the equity of each material subsidiary of the Company.

        Under the Credit Agreement, the Company must pay (i) an unused commitment fee ranging from 0.225% to 0.35% per annum of the average daily unused portion of the aggregate revolving credit commitments under the Credit Agreement and (ii) a fee ranging from 0.625% to 2.00% per annum of the maximum amount available to be drawn for each performance letter of credit issued and outstanding under the Credit Agreement.

        Borrowings under the Credit Agreement bear interest at a variable rate equal to (i) LIBOR plus a specified margin, which may be adjusted upward or downward depending on whether certain criteria are satisfied, or (ii) for dollar-denominated loans only, the base rate (which is the highest of (a) the administrative agent's prime rate, (b) the federal funds rate plus 0.50% or (c) the sum of 1% plus one-month LIBOR) plus a specified margin, which may be adjusted upward or downward depending on whether certain criteria are satisfied. At March 31, 2014, the interest spread on the Revolving Credit Facility and Term Loan was 150 basis points. The weighted-average interest rate on borrowings outstanding under the Term Loan at March 31, 2014 was 1.65%.

        The Credit Agreement contains various restrictions and covenants, including requirements that the Company maintain certain financial ratios at prescribed levels and restrictions, subject to certain exceptions, on the ability of the Company and certain of its subsidiaries to consolidate or merge, create liens, incur additional indebtedness, dispose of assets, consummate acquisitions and make investments in joint ventures.

        The Credit Agreement contains the following financial covenants:

  •
  Leverage Ratio: A maximum leverage ratio (defined as, with certain adjustments, the ratio of the Company's consolidated indebtedness to consolidated net income before interest, taxes, depreciation, amortization, non-cash charges and certain other items ("EBITDA")) as of the last day of any fiscal quarter of 4.50 to 1.0.

  •
  Interest Coverage Ratio: A minimum interest coverage ratio (defined as, with certain adjustments, the ratio of the Company's consolidated EBITDA to the Company's consolidated cash interest expense) as of the last day of any fiscal quarter of 2.50 to 1.0.

  •
  Senior Secured Leverage Ratio: A maximum senior secured leverage ratio (defined as, with certain adjustments, the ratio of the Company's consolidated secured indebtedness to the Company's consolidated EBITDA) of 3.00 to 1.0.

        With certain exceptions, the Company may elect to have the collateral pledged in connection with the Credit Agreement released during any period that the Company maintains an investment grade corporate family rating from either Standard & Poor's Ratings Group or Moody's Investor Service Inc. During any such period when the collateral has been released, the Company's leverage ratio as of the last day of any fiscal quarter must not be greater than 3.75 to 1.00, and the Company would not be subject to any additional requirement to limit its senior secured leverage ratio.

        The Company was in compliance with the financial covenants contained in the Credit Agreement as of March 31, 2014.

        Additionally, with certain exceptions, the Credit Agreement limits the ability of the Company to pay dividends and other distributions, including repurchases of shares of Common Stock. However, so long as no event of default exists under the Credit Agreement or would result from such payment, the Company may pay dividends and other distributions after March 3, 2010 in an aggregate amount not exceeding the sum of:

  i.
  50% of the consolidated net income of the Company and its subsidiaries (or if such consolidated net income is a deficit, minus 100% of such deficit), accrued on a cumulative basis during the period beginning on January 1, 2010 and ending on the last day of the fiscal quarter immediately preceding the date of the applicable proposed dividend or distribution; and

  ii.
  100% of the aggregate net proceeds received by the Company subsequent to March 3, 2010 either as a contribution to its common equity capital or from the issuance and sale of its Common Stock.

Senior Notes

        In March 2010, the Company issued the 2017 notes and $250.0 million aggregate principal amount of 8 1/2% unsecured senior notes due March 1, 2020 (the "2020 notes" and, together with the 2017 notes, the "outstanding senior notes"). The outstanding senior notes were issued pursuant to an indenture among the Company, the subsidiary guarantors named therein and a trustee. The indenture contains covenants that limit, among other things, the Company's ability and the ability of its restricted subsidiaries to incur additional debt, pay dividends on its capital stock or repurchase its capital stock and make certain other restricted payments, enter into agreements limiting dividends and certain other restricted payments, grant liens on the Company's assets, enter into sale and leaseback transactions, merge, consolidate or transfer or dispose of substantially all of its assets, sell, transfer or otherwise dispose of property and assets and engage in transactions with affiliates. The Company redeemed all of the outstanding 2017 notes on March 10, 2014 using the proceeds of the issuance and sale of the original notes, together with available cash, at a redemption price equal to 104.125% of the principal amount thereof plus accrued and unpaid interest thereon up to but not including the date of redemption. The Company has the option to redeem the 2020 notes for a premium after March 1, 2015. Each of the Company's existing and future subsidiaries that from time to time guarantees obligations under the Credit Facility, with certain exceptions, jointly, severally and unconditionally guarantee the outstanding senior notes on a senior unsecured basis.

 DESCRIPTION OF NEW NOTES

        The original notes were issued under and are governed by an indenture, dated as of February 21, 2014 (the "Indenture"), among Oshkosh Corporation (the "Company"), each Guarantor and Wells Fargo Bank, National Association, as trustee (the "Trustee"). The new notes will also be issued under and governed by the Indenture. For purposes of this section of this prospectus, references to the "Company," "we," "us," "our" or similar terms shall mean Oshkosh Corporation, without its subsidiaries. The term "Notes" refers to the original notes and the new notes collectively.

        The statements in this section of this prospectus relating to the Indenture and the Notes are summaries and are not a complete description thereof, and where reference is made to particular provisions, such provisions, including the definitions of certain terms, are qualified in their entirety by reference to all of the provisions of the Indenture and the Notes and those terms made part of the Indenture by the Trust Indenture Act of 1939, as amended (the "Trust Indenture Act"). The definitions of certain capitalized terms used in the following summary are set forth below under "—Certain Definitions." Unless otherwise indicated, references in this section of this prospectus to Sections or Articles are references to sections and articles of the Indenture. The Indenture and the new notes have been filed as exhibits to the registration statement that includes this prospectus. See "Where You Can Find More Information."

General

        The Notes will initially be limited to $250,000,000 in aggregate principal amount. We may from time to time, without giving notice to or seeking the consent of the holders of the Notes, issue debt securities ("Additional Notes") having the same ranking and the same interest rate, maturity and other terms (except for the issue date, the public offering price and the first interest payment date) as and ranking equally and ratably with the Notes offered hereby. Any Additional Notes having such similar terms, together with the Notes, will constitute a single series of securities under the Indenture.

Principal, Maturity and Interest

        The Notes mature on March 1, 2022. Interest on the Notes will be payable at 5.375% per annum. Interest on the Notes will be payable semiannually in cash in arrears on March 1 and September 1, commencing on September 1, 2014. The Company will make each interest payment to the Holders of record of the Notes on the immediately preceding February 15 and August 15. Interest on the Notes will accrue from the most recent date to which interest has been paid or, if no interest has been paid, from and including the Issue Date. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months.

        Principal of and premium, if any, and interest on the Notes will be payable, and the Notes will be exchangeable and transferable, at the office or agency of the Company maintained for such purposes, which, initially, will be the corporate trust office of the Trustee located at Wells Fargo Bank, National Association, MAC N-9311-115, 625 Marquette Avenue, Minneapolis, Minnesota 55479; provided, however, that payment of interest may be made at the option of the Company by check mailed to the Person entitled thereto as shown on the security register. The Notes will be issued only in fully registered form without coupons, in denominations of $2,000 and any integral multiple of $1,000 in excess thereof. No service charge will be made for any registration of transfer, exchange or redemption of the Notes, except in certain circumstances for any tax or other governmental charge that may be imposed in connection therewith.

Guarantees

        The Notes will be guaranteed, on a full, unconditional, joint and several basis, by the Guarantors pursuant to a guarantee (the "Note Guarantees"). Each of our Subsidiaries that guarantees our obligations under the Credit Agreement will be Guarantors. The Note Guarantees will be senior unsecured obligations of each Guarantor and will rank equally with all existing and future senior unsecured Debt of such Guarantor and senior to all subordinated Debt of such Guarantor. The Note Guarantees are effectively subordinated to any secured debt of such Guarantor to the extent of the assets securing such Debt. The Indenture provides that the obligations of a Guarantor under its Note Guarantee will be limited to the maximum amount as will result in the obligations of such Guarantor under the Note Guarantee not to be deemed to constitute a fraudulent conveyance or fraudulent transfer under federal or state law.

        As of the date of the Indenture, all of our Subsidiaries will be "Restricted Subsidiaries." However, under the circumstances described below under the subheading "—Certain Covenants—Limitation on Creation of Unrestricted Subsidiaries," any of our Subsidiaries may be designated as "Unrestricted Subsidiaries." Unrestricted Subsidiaries will not be subject to the restrictive covenants in the Indenture and will not guarantee the Notes.

        Claims of creditors of non-guarantor Subsidiaries, including trade creditors, secured creditors and creditors holding debt and guarantees issued by those Subsidiaries, and claims of preferred stockholders (if any) of those Subsidiaries, generally will have priority with respect to the assets and earnings of those Subsidiaries over the claims of creditors of the Company, including Holders of the Notes.

        The Indenture provides that in the event (i) of a sale or other transfer or disposition of all of the Capital Interests in any Guarantor to any Person that is not an Affiliate of the Company in compliance with the terms of the Indenture, (ii) all or substantially all the assets or Capital Interests of a Guarantor are sold or otherwise transferred, by way of merger, consolidation or otherwise, to a Person that is not an Affiliate of the Company in compliance with the terms of the Indenture, (iii) that a Guarantor shall no longer guarantee (other than by virtue of its Note Guarantee) any Debt under the Credit Agreement or any other Debt for borrowed money of the Company or any of its Restricted Subsidiaries of at least $50.0 million or (iv) of defeasance or satisfaction and discharge of the Indenture as described below under the caption "—Satisfaction and Discharge of the Indenture; Defeasance", then such Guarantor (or, in the case of clause (iv), each Guarantor) shall be deemed automatically and unconditionally released and discharged of any obligations under its Note Guarantee, as evidenced by a supplemental indenture executed by the Company, the Guarantors (other than such released Guarantor) and the Trustee, without any further action on the part of the Trustee or any Holder; provided that in the case of clauses (i) and (ii) above the Company, in addition to other opinions of counsel or Officers' Certificates that may be required under the Indenture, delivers an Officers' Certificate to the Trustee certifying that the net cash proceeds of such sale or other disposition will be applied in accordance with the "—Certain Covenants—Limitation on Asset Sales" covenant; and provided further, that in the case of clause (iii) above, in the event any such released Guarantor shall thereafter Guarantee any Debt of the Company or a Restricted Subsidiary under the Credit Agreement or any other Debt for borrowed money of the Company or any of its Restricted Subsidiaries of at least $50.0 million (or if any released Guarantee (the release of which is a permitted release under clause (iii) above) is reinstated or renewed), then such released Guarantor shall guarantee the Notes on the terms and conditions set forth in the Indenture, subject to future release in accordance with the foregoing provisions.

        Not all of our Subsidiaries will guarantee the Notes. The non-guarantor Subsidiaries represented approximately 10.6% of our consolidated total revenues for the fiscal year ended September 30, 2013. In addition, these non-guarantor Subsidiaries represented approximately 28.6% of our consolidated total assets and did not have any outstanding debt as of December 31, 2013.

Ranking

Ranking of the Notes

        The Notes will be general unsecured obligations of the Company. As a result, the Notes will rank:

  •
  equally in right of payment with all existing and future senior Debt of the Company;

  •
  senior in right of payment to all existing and future Debt of the Company that is by its terms expressly subordinated to the Notes;

  •
  effectively subordinated to secured Debt of the Company, including secured Debt under the Credit Agreement, to the extent of the assets securing such Debt; and

  •
  structurally junior to any Debt or other liabilities of any non-Guarantor Subsidiaries.

        As of December 31, 2013, after giving effect to the application of the net of proceeds of the issuance and sale of the original notes, the Company and its Subsidiaries would have had approximately $938.8 million of total debt outstanding, all of which would have been senior debt, of which approximately $438.8 million would have effectively ranked senior to the Notes to the extent of the assets securing such debt. In addition, the Company and its Subsidiaries would have had approximately $443.5 million of availability under the senior secured revolving credit facilities governed by the Credit Agreement.

Ranking of the Note Guarantees

        Each Note Guarantee will be a general unsecured obligation of each Guarantor. As such, each Note Guarantee will rank:

  •
  equally in right of payment with all existing and future senior Debt of the Guarantors;

  •
  senior in right of payment to all existing and future Debt of the Guarantors, if any, that is by its terms expressly subordinated to such Guarantor's Note Guarantee;

  •
  effectively subordinated to all secured debt of such Guarantors, to the extent of the value of the Guarantors' assets securing such debt; and

  •
  structurally junior to any Debt or other liabilities of any non-Guarantor Subsidiaries of the Guarantors.

Sinking Fund

        There are no mandatory sinking fund payment obligations with respect to the Notes.

Optional Redemption

        The Notes are subject to redemption, at the option of the Company, in whole or from time to time in part, at any time on or after March 1, 2017 at the Redemption Prices (expressed as percentages of the principal amount to be redeemed) set forth below, plus accrued and unpaid interest, if any, to, but not including, the redemption date (subject to the right of Holders of record on the relevant regular record date to receive interest due on an interest payment date that is on or prior to the redemption date), if redeemed during the 12-month period beginning on March 1 of the years indicated below:

Year	Redemption Price
2017	104.031%
2018	102.688%
2019	101.344%
2020 and thereafter	100.000%

        At any time or from time to time prior to March 1, 2017, the Notes may also be redeemed in whole or in part, at the Company's option, at the Redemption Price equal to 100% of the principal amount thereof plus the Applicable Premium as of, and accrued but unpaid interest, if any, to, the date of redemption or purchase (subject to the right of holders of record on the relevant record date to receive interest due on an interest payment date that is on or prior to the redemption date).

        In addition, prior to March 1, 2017, the Company may from time to time, with the net cash proceeds of one or more Qualified Equity Offerings, redeem up to 35% of the aggregate principal amount of the then outstanding Notes (including Additional Notes) at a Redemption Price equal to 105.375% of the principal amount thereof, plus accrued and unpaid interest thereon, if any, to the date of redemption (subject to the right of Holders of record on the relevant regular record date to receive interest due on an interest payment date that is on or prior to the redemption date); provided that at least 65% of the principal amount of the Notes then outstanding (including Additional Notes) remains outstanding immediately after the occurrence of any such redemption (excluding Notes held by the Company or its Subsidiaries) and that any such redemption occurs within 90 days following the closing of any such Qualified Equity Offering.

        If less than all of the Notes are to be redeemed, the Trustee will select the Notes or portions thereof to be redeemed by lot, pro rata or by any other method the Trustee shall deem fair and appropriate (subject to The Depository Trust Company procedures as applicable).

        No Notes of $2,000 or less shall be redeemed in part. Notices of redemption shall be mailed by first class mail (and, to the extent permitted by applicable procedures or regulations, electronically) at least 30 days but not more than 60 days before the redemption date to each Holder of Notes to be redeemed at its registered address, except that redemption notices may be mailed more than 60 days before the redemption date if the notice is issued in connection with a defeasance or covenant defeasance of the Notes or a satisfaction and discharge of the Indenture. Notice of any redemption to the Holders of Notes may, in the Company's discretion, be subject to one or more conditions precedent. If any Note is to be redeemed in part only, the notice of redemption that relates to that Note shall state the portion of the principal amount thereof to be redeemed. If in definitive form, a new Note in principal amount equal to the unredeemed portion of the original Note will be issued in the name of the Holder thereof upon cancellation of the original Note. Notes called for redemption become due on the date fixed for redemption. On and after the redemption date, interest ceases to accrue on Notes or portions of them called for redemption.

        The Company may at any time, and from time to time, purchase the Notes in the open market or otherwise, subject to compliance with applicable securities laws.

Change of Control Triggering Event

        Upon the occurrence of a Change of Control Triggering Event, unless the Company has given a notice of redemption with respect to all of the Notes as described under "Optional Redemption," the Company will make an Offer to Purchase all of the outstanding Notes at a Purchase Price in cash equal to 101% of the principal amount tendered, together with accrued and unpaid interest, if any, to but not including the Purchase Date. For purposes of the foregoing, an Offer to Purchase shall be deemed to have been made if (i) within 60 days following the date of the Change of Control Triggering Event, the Company commences an Offer to Purchase for all outstanding Notes at the Purchase Price (provided that the running of such 60-day period shall be suspended, for up to a maximum of 30 days, during any period when the commencement of such Offer to Purchase is delayed or suspended by reason of any court's or governmental authority's review of or ruling on any materials being employed by the Company to effect such Offer to Purchase, so long as the Company has used and continues to use its commercially reasonable efforts to make and conclude such Offer to Purchase promptly) and (ii) all Notes properly tendered pursuant to the Offer to Purchase are purchased on the terms of such Offer to Purchase.

        If Holders of not less than 90% in aggregate principal amount of the outstanding Notes validly tender and do not withdraw such Notes in an Offer to Purchase the Notes upon a Change of Control Triggering Event and the Company, or any third party making an offer to purchase the Notes upon a Change of Control Triggering Event in lieu of the Company purchases all of the Notes validly tendered and not withdrawn by such Holders, the Company shall have the right, upon not less than 30 nor more than 60 days' prior written notice, given not more than 30 days following the Purchase Date, to redeem all Notes that remain outstanding following such purchase at a Redemption Price in cash equal to 101% of the principal amount thereof, plus accrued and unpaid interest, if any, to the date of redemption.

        The phrase "all or substantially all," as used in the definition of "Change of Control," has not been interpreted under New York law (which is the governing law of the Indenture) to represent a specific quantitative test. As a consequence, in the event the Holders of the Notes elected to exercise their rights under the Indenture and the Company elects to contest such election, there could be no assurance how a court interpreting New York law would interpret such phrase. As a result, it may be unclear as to whether a Change of Control has occurred and whether a Holder of Notes may require the Company to make an Offer to Purchase the Notes as described above.

        The provisions of the Indenture may not afford Holders protection in the event of a highly leveraged transaction, reorganization, restructuring, merger or similar transaction affecting the Company that may adversely affect Holders, if such transaction is not the type of transaction included within the definition of Change of Control. A transaction involving the recapitalization of the Company will result in a Change of Control only if it is the type of transaction specified in such definition. The definitions of Change of Control and Rating Decline may be amended or modified with the written consent of a majority in aggregate principal amount of outstanding Notes. See "—Amendment, Supplement and Waiver."

        The Company will be required to comply with the requirements of Rule 14e-1 under the Exchange Act and any other applicable securities laws or regulations in connection with any repurchase of the Notes as described above. To the extent that the provisions of any securities laws or regulations conflict with the Change of Control Triggering Event provisions of the Indenture, the Company will comply with the applicable securities laws and regulations and will be deemed to have complied with its obligations under the Change of Control Triggering Event provisions of the Indenture by virtue of such compliance.

        The Company will not be required to make an Offer to Purchase upon a Change of Control Triggering Event if (i) a third party makes such Offer to Purchase contemporaneously with or upon a Change of Control Triggering Event in the manner, at the times and otherwise in compliance with the requirements of the Indenture and purchases all Notes validly tendered and not withdrawn under such Offer to Purchase or (ii) a notice of redemption has been given pursuant to the Indenture as described above under the caption "Optional Redemption."

        The Company's ability to pay cash to the Holders of Notes upon a Change of Control Triggering Event may be limited by the Company's then existing financial resources. Further, the agreements governing the Company's other Debt contain, and future agreements of the Company may contain, prohibitions of certain events, including events that would constitute a Change of Control Triggering Event. If the exercise by the Holders of Notes of their right to require the Company to repurchase the Notes upon a Change of Control Triggering Event occurred at the same time as a change of control event under one or more of the Company's other debt agreements, the Company's ability to pay cash to the Holders of Notes upon a repurchase may be further limited by the Company's then existing financial resources. See "Risk Factors—Risks Related to the Exchange Offer and the New Notes."

        Even if sufficient funds were otherwise available, the terms of Credit Facilities (and other Debt) may prohibit the Company's prepayment of Notes before their scheduled maturity. Consequently, if the Company is not able to prepay the Credit Facilities or other Debt containing such restrictions or obtain requisite consents, the Company will be unable to fulfill its repurchase obligations, resulting in a default under the Indenture.

        In addition, an Offer to Purchase may be made in advance of a Change of Control Triggering Event, conditional upon such Change of Control Triggering Event, if a definitive agreement is in place for the Change of Control at the time of launching the Offer to Purchase.

        Notwithstanding the foregoing, a transaction or series of related transactions will not be deemed to involve a Change of Control if (i) as a result of such transaction or series of related transactions the Company becomes a direct or indirect wholly-owned subsidiary of a holding company or a holding company becomes the successor to the Company as contemplated by the provisions below under "—Certain Covenants—Consolidation, Merger, Conveyance, Transfer or Lease" and (ii) the direct or indirect holders of the Voting Interests of such holding company immediately following that transaction or series of related transactions are the same or substantially the same as the holders of the Company's Voting Interests immediately prior to that transaction or series of related transactions.

Certain Covenants

        Set forth below are certain covenants to be contained in the Indenture.

        During any period of time (a "Suspension Period") that: (i) the Notes have Investment Grade Ratings from both Rating Agencies and (ii) no Default or Event of Default has occurred and is continuing under the Indenture (the occurrence of the events described in the foregoing clauses (i) and (ii) being collectively referred to as a "Covenant Suspension Event"), the Company and its Restricted Subsidiaries will not be subject to the following provisions of the Indenture (collectively, the "Suspended Covenants"), and during a Suspension Period but prior to the repayment, repurchase, retirement or redemption of all of the outstanding principal amount of the 2020 notes or defeasance or satisfaction and discharge of the indenture governing the 2020 notes (collectively, the "Satisfaction of the 2020 notes"), the Company may not designate any of its Subsidiaries as Unrestricted Subsidiaries unless the Company could have designated such Subsidiaries as Unrestricted Subsidiaries in compliance with the Indenture assuming the covenants set forth below had not been suspended:

  (a)
  "—Limitation on Incurrence of Debt;"

  (b)
  "—Limitation on Restricted Payments;"

  (c)
  "—Limitation on Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries;"

  (d)
  "—Limitation on Asset Sales;"

  (e)
  "—Limitation on Transactions with Affiliates;" and

  (f)
  clause (iii) of the first paragraph of "—Consolidation, Merger, Conveyance, Transfer or Lease."

        In the event that the Company and its Restricted Subsidiaries are not subject to the Suspended Covenants with respect to the Notes for any Suspension Period and, subsequently, (x) either one or both Rating Agencies withdraws its rating or downgrades the rating assigned to the Notes below the required Investment Grade Rating or (y) the Company or any of its affiliates enters into an agreement to effect a transaction that would result in a Change of Control and either one or both Rating Agencies indicate that if consummated, such transaction (alone or together with any related recapitalization or refinancing transactions) would cause such Rating Agency to withdraw its Investment Grade Rating or downgrade the ratings assigned to the Notes below an Investment Grade Rating, and such event in clause (x) or (y) occurs prior to the Satisfaction of the 2020 notes (such date of withdrawal or downgrade in clause (x) or (y), a "Reinstatement Date"), then the Company and its Restricted Subsidiaries will after the Reinstatement Date again be subject to the Suspended Covenants with respect to future events for the benefit of the Notes (unless and until a Suspension Event again exists) until the Satisfaction of the 2020 notes.

        On the Reinstatement Date, all Debt incurred during a Suspension Period will be classified as having been Incurred or issued pursuant to the first paragraph of "—Limitation on Incurrence of Debt" below or, at the Company's option, one of the clauses set forth in the definition of "Permitted Debt" (to the extent such Debt would be permitted to be Incurred thereunder as of the Reinstatement Date and after giving effect to Debt Incurred prior to the Suspension Period and outstanding on the Reinstatement Date) and subject to the covenant described below under "—Limitation on Incurrence of Debt." To the extent such Debt would not be so permitted to be Incurred pursuant to the covenant described below under "—Limitation on Incurrence of Debt," such Debt will be deemed to have been outstanding on the Issue Date, so that it is classified as permitted under clause (iv) of the definition of Permitted Debt.

        Calculations made after the Reinstatement Date of the amount available to be made as Restricted Payments under the covenant described below under "—Limitation on Restricted Payments" will be made as though such covenant had been in effect from the Issue Date and throughout the Suspension Period. Accordingly, Restricted Payments made during the Suspension Period will reduce the amount available to be made as Restricted Payments under the first paragraph of the covenant described below under "—Restricted Payments" to the extent provided therein.

        Notwithstanding that the Suspended Covenants may be reinstated, no Default or Event of Default will be deemed to have occurred as a result of a failure to comply with the Suspended Covenants during a Suspension Period (or on the Reinstatement Date or after a Suspension Period based solely on events that occurred during the Suspension Period).

        The Company will provide prompt written notice to the Trustee of any Covenant Suspension Event and any Reinstatement Date.

        There can be no assurance that the Notes will ever achieve or maintain an Investment Grade Rating.

Limitation on Incurrence of Debt

        The Company will not, and will not permit any of its Restricted Subsidiaries to, Incur any Acquired Debt or any other Debt; provided, that the Company and any of its Restricted Subsidiaries may Incur any Acquired Debt or any other Debt if, immediately after giving effect to the Incurrence of such Debt and the receipt and application of the proceeds therefrom, (a) the Consolidated Fixed Charge Coverage Ratio of the Company and its Restricted Subsidiaries, determined on a pro forma basis as if any such Debt (including any other Debt being Incurred contemporaneously, other than Debt Incurred under the revolving portion of a Credit Facility), and any other Debt Incurred since the beginning of the Four Quarter Period (other than Debt Incurred under the revolving portion of a Credit Facility), had been Incurred and the proceeds thereof had been applied at the beginning of the

Four Quarter Period, and any other Debt repaid (other than Debt Incurred under the revolving portion of a Credit Facility) since the beginning of the Four Quarter Period had been repaid at the beginning of the Four Quarter Period, would, (i) with respect to any Incurred Acquired Debt, either (A) be greater than 2.00 to 1.00 or (B) increase, and, (ii) with respect to any other Incurred Debt, be greater than 2.00 to 1.00 and (b) no Default or Event of Default shall have occurred and be continuing at the time or as a consequence of the Incurrence of such Debt.

        If, during the Four Quarter Period or subsequent thereto and prior to the date of determination, the Company or any of its Restricted Subsidiaries shall have engaged in any Asset Sale or Asset Acquisition, Investment, merger, consolidation, discontinued operation (as determined in accordance with GAAP) or shall have designated any Restricted Subsidiary to be an Unrestricted Subsidiary or any Unrestricted Subsidiary to be a Restricted Subsidiary, Consolidated Cash Flow Available for Fixed Charges and Consolidated Interest Expense for the Four Quarter Period shall be calculated on a pro forma basis giving effect to such Asset Sale or Asset Acquisition, Investment, merger, consolidation, discontinued operation or designation, as the case may be, and the application of any proceeds therefrom as if such Asset Sale or Asset Acquisition, Investment, merger, consolidation, discontinued operation or designation had occurred on the first day of the Four Quarter Period.

        If the Debt which is the subject of a determination under this provision is Acquired Debt, or Debt Incurred in connection with the substantially contemporaneous acquisition of any Person, business, property or assets, or Debt of an Unrestricted Subsidiary being designated as a Restricted Subsidiary, then such ratio shall be determined by giving effect (on a pro forma basis, as if the transaction had occurred at the beginning of the Four Quarter Period) to (x) the Incurrence of such Acquired Debt or such other Debt by the Company or any of its Restricted Subsidiaries and (y) the inclusion, in Consolidated Cash Flow Available for Fixed Charges, of the Consolidated Cash Flow Available for Fixed Charges of the acquired Person, business, property or assets or redesignated Subsidiary.

        Notwithstanding the first paragraph above, the Company and its Restricted Subsidiaries may Incur Permitted Debt.

        For purposes of determining any particular amount of Debt under this "Limitation on Incurrence of Debt" covenant, Guarantees or obligations with respect to letters of credit supporting Debt otherwise included in the determination of such particular amount shall not be included. For purposes of determining compliance with this "Limitation on Incurrence of Debt" covenant, in the event that an item of Debt meets the criteria of more than one of the types of Debt described above, including categories of Permitted Debt and under part (a) in the first paragraph of this "Limitation on Incurrence of Debt" covenant, the Company, in its sole discretion, shall classify, and from time to time may reclassify, all or any portion of such item of Debt. For purposes of determining compliance of any non-U.S. dollar-denominated Debt with this covenant, the U.S. dollar-equivalent principal amount of Debt denominated in a foreign currency shall at all times be calculated based on the relevant currency exchange rate in effect on the date such Debt was Incurred, in the case of term Debt, or first committed, in the case of revolving credit Debt; provided, however, that if such Debt is Incurred to refinance other Debt denominated in the same or different currency, and such refinancing would cause the applicable U.S. dollar-denominated restriction to be exceeded if calculated at the relevant currency exchange rate in effect on the date of such refinancing, such U.S. dollar-denominated restriction shall be deemed not to have been exceeded so long as the principal amount of such refinancing Debt does not exceed the principal amount of such indebtedness being refinanced.

        The accrual of interest, the accretion or amortization of original issue discount and the payment of interest on Debt in the form of additional Debt or payment of dividends on Capital Interests in the forms of additional shares of Capital Interests with the same terms will not be deemed to be an Incurrence of Debt for purposes of this covenant.

        The Company and any Guarantor will not Incur any Debt that pursuant to its terms is subordinate or junior in right of payment to any Debt unless such Debt is subordinated in right of payment to the Notes and the Note Guarantees at least to the same extent; provided that Debt will not be considered subordinate or junior in right of payment to any other Debt solely by virtue of being unsecured or secured to a greater or lesser extent or with greater or lower priority or by virtue of structural subordination.

Limitation on Restricted Payments

        The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, make any Restricted Payment unless, at the time of and after giving effect to the proposed Restricted Payment:

          (a)   no Default or Event of Default shall have occurred and be continuing or will result as a consequence thereof;

          (b)   after giving effect to such Restricted Payment on a pro forma basis, the Company would be permitted to Incur at least $1.00 of additional Debt pursuant to the provisions described in the first paragraph under the "—Limitation on Incurrence of Debt" covenant; and

          (c)   after giving effect to such Restricted Payment on a pro forma basis, the aggregate amount expended or declared for all Restricted Payments made on or after March 3, 2010 (excluding Restricted Payments permitted by any one or more of clauses (ii) through (vii) and (xi) of the next succeeding paragraph) shall not exceed the sum (without duplication) of:

            (1)   50% of the Consolidated Net Income (or, if Consolidated Net Income shall be a deficit, minus 100% of such deficit) of the Company accrued on a cumulative basis during the period (taken as one accounting period) from January 1, 2010 and ending on the last day of the fiscal quarter immediately preceding the date of such proposed Restricted Payment; plus

            (2)   100% of the aggregate net proceeds (including the Fair Market Value of property other than cash) received by the Company subsequent to March 3, 2010 either (i) as a contribution to its common equity capital or (ii) from the issuance and sale (other than to a Subsidiary) of its Qualified Capital Interests, including Qualified Capital Interests issued upon the conversion of Debt or Redeemable Capital Interests of the Company, and from the exercise of options, warrants or other rights to purchase such Qualified Capital Interests (other than, in each case, Capital Interests or Debt sold to a Subsidiary of the Company); plus

            (3)   to the extent that any Unrestricted Subsidiary of the Company designated as such on and after the Issue Date is redesignated as a Restricted Subsidiary, the lesser of (i) the Fair Market Value of the Company's Investment in such Subsidiary as of the date of such redesignation or (ii) such Fair Market Value as of the date on which such Subsidiary was originally designated as an Unrestricted Subsidiary; plus

            (4)   100% of any dividends or interest payments received by the Company or a Restricted Subsidiary on and after the Issue Date from an Unrestricted Subsidiary, to the extent such dividends or interest payments were not otherwise included in the calculation of Consolidated Net Income of the Company for such period.

        As of December 31, 2013, the amount available for Restricted Payments under the foregoing was $417,968,000.

        Notwithstanding whether the foregoing provisions would prohibit the Company and its Restricted Subsidiaries from making a Restricted Payment, the Company and its Restricted Subsidiaries may make the following Restricted Payments:

            (i)  the payment of any dividend or distribution on Capital Interests in the Company or a Restricted Subsidiary or the consummation of any irrevocable redemption of Debt that is subordinate to the Notes, within 60 days after declaration thereof or the delivery of any irrevocable notice of redemption, as the case may be, if at the declaration date or date of the notice of redemption, as the case may be, such payment or redemption was permitted by this covenant;

           (ii)  the purchase, repurchase, redemption, defeasance or other acquisition or retirement of any Qualified Capital Interests of the Company by conversion into, or by or in exchange for, Qualified Capital Interests, or out of net cash proceeds of the substantially concurrent sale (other than to a Subsidiary of the Company) of other Qualified Capital Interests of the Company, with a sale being deemed substantially concurrent if such purchase, repurchase, redemption, defeasance or other acquisition or retirement occurs not more than 120 days after such sale;

          (iii)  the redemption, defeasance, repurchase or acquisition or retirement for value of any Debt of the Company or a Guarantor that is subordinate in right of payment to the Notes or the applicable Note Guarantee by conversion into, or in exchange for, or out of the net cash proceeds of a substantially concurrent issue and sale (other than to a Subsidiary of the Company) of, (x) new subordinated Debt of the Company or such Guarantor, as the case may be, Incurred in accordance with the Indenture or (y) Qualified Capital Interests of the Company, in each case with an issue and sale being deemed substantially concurrent if such redemption, defeasance, repurchase, acquisition or retirement occurs not more than 120 days after such issue and sale;

          (iv)  the purchase, redemption, retirement or other acquisition for value of Capital Interests in the Company held by any current or former director, officer or employee of the Company or any Restricted Subsidiary (or their estates or beneficiaries under their estates) upon death, disability, retirement or termination of employment or alteration of employment status or pursuant to the terms of any agreement or plan under which such Capital Interests were issued; provided that the aggregate cash consideration paid for such purchase, redemption, retirement or other acquisition of such Capital Interests does not exceed $30.0 million in any calendar year; provided, further, that any unused amounts in any calendar year may be carried forward to one or more future periods subject to a maximum aggregate amount of repurchases made pursuant to this clause (iv) in any calendar year (including both such calendar year's $30.0 million basket plus any unused carried forward amounts with respect to one or more prior calendar years not to exceed $30.0 million in the aggregate) not to exceed $60.0 million in the aggregate; provided, however, that such amount in any calendar year may be increased by an amount not to exceed (A) the cash proceeds received by the Company or any of its Restricted Subsidiaries from the sale of Qualified Capital Interests of the Company or any direct or indirect parent company of the Company (to the extent contributed to the Company) to directors, officers or employees of the Company and its Restricted Subsidiaries that occurs after the Issue Date; provided, however, that the amount of such cash proceeds utilized for any such repurchase, retirement, other acquisition or dividend will not increase the amount available for Restricted Payments under clause (c) of the first paragraph of this covenant; plus (B) the cash proceeds of key man life insurance policies received by the Company and its Restricted Subsidiaries after the Issue Date (provided, however, that the Company may elect to apply all or any portion of the aggregate increase contemplated by the proviso of this clause (iv) in any calendar year and, to the extent any payment described under this clause (iv) is made by delivery of Debt and not in cash, such payment shall be deemed to occur only when, and to the extent, the obligor on such Debt makes payments with respect to such Debt);

           (v)  repurchase of Capital Interests deemed to occur upon the exercise of stock options, stock appreciation rights, restricted stock units, warrants or other convertible or exchangeable securities;

          (vi)  cash payment, in lieu of issuance of fractional shares, in connection with the exercise of warrants, options or other securities convertible into or exchangeable for the Capital Interests of the Company or a Restricted Subsidiary;

         (vii)  the declaration and payment of dividends to holders of any class or series of Redeemable Capital Interests of the Company or any Restricted Subsidiary issued or Incurred in compliance with the covenant described above under "—Limitation on Incurrence of Debt" to the extent such dividends are included in the definition of Consolidated Fixed Charges;

        (viii)  to the extent no default in any payment in respect of principal or interest under the Notes or the Credit Agreement or Event of Default has occurred and is continuing or will occur as a consequence thereof, upon the occurrence of a Change of Control Triggering Event or an Asset Sale, the defeasance, redemption, repurchase or other acquisition of any subordinated Debt pursuant to provisions substantially similar to those described under "—Change of Control Triggering Event" and "—Limitation on Asset Sales" at a Purchase Price not greater than 101% of the principal amount thereof (in the case of a Change of Control Triggering Event) or at a percentage of the principal amount thereof not higher than the principal amount applicable to the Notes (in the case of an Asset Sale), plus any accrued and unpaid interest thereon; provided that prior to or contemporaneously with such defeasance, redemption, repurchase or other acquisition, the Company has made an Offer to Purchase with respect to the Notes and has repurchased all Notes validly tendered for payment and not withdrawn in connection therewith;

          (ix)  to the extent no default in any payment in respect of principal or interest under the Notes or the Credit Agreement or Event of Default has occurred and is continuing or will result as a consequence thereof, the payment of dividends on the Company's common stock and the purchase, repurchase, redemption, defeasance or other acquisition or retirement of any Qualified Capital Interests of the Company in an aggregate amount not to exceed the greater of $150.0 million and 5.50% of the Consolidated Net Tangible Assets of the Company and its Restricted Subsidiaries in any calendar year;

           (x)  to the extent no default in any payment in respect of principal or interest under the Notes or the Credit Agreement or Event of Default has occurred and is continuing or will occur as a consequence thereof, other Restricted Payments that do not exceed in the aggregate, at the time such Restricted Payments are made, the greater of $150 million and 5.50% of the Consolidated Net Tangible Assets of the Company and its Restricted Subsidiaries;

          (xi)  any Restricted Payment so long as on the date of such Restricted Payment, after giving pro forma effect thereto and to any related transactions as if the same had occurred at the beginning of the Company's most recently ended Four Quarter Period for which financial statements are publicly available, the Company's Leverage Ratio would not have exceeded 2.5 to 1;

         (xii)  the payment of cash dividends on shares of the Company's outstanding common stock; provided that (A) the amount of such dividends in any fiscal quarter of the Company shall not exceed $0.15 per share (such per share amount subject to pro rata adjustment for any stock splits, stock dividends, stock combinations, reverse stock splits or similar events) and (B) the aggregate dollar amount of such dividends in any fiscal quarter shall not exceed $15 million; and

        (xiii)  the distribution or dividend of assets or Capital Interests of any Person in connection with any full or partial "spin-off" of an Unrestricted Subsidiary or similar transactions; provided that the Company would, on the date of such distribution after giving effect to such Restricted Payment on a pro forma basis, be permitted to Incur at least $1.00 of additional Debt pursuant to the provisions described in the first paragraph under the "—Limitation on Incurrence of Debt" covenant.

        If the Company makes a Restricted Payment which, at the time of the making of such Restricted Payment, in the good faith determination of the Company, would be permitted under the requirements of the Indenture, such Restricted Payment shall be deemed to have been made in compliance with the Indenture notwithstanding any subsequent adjustment made in good faith to the Company's financial statements.

        For purposes of this covenant, if a particular Restricted Payment involves a non-cash payment, including a distribution of assets, then such Restricted Payment shall be deemed to be an amount equal to the cash portion of such Restricted Payment, if any, plus an amount equal to the Fair Market Value of the non-cash portion of such Restricted Payment.

Limitation on Liens

        The Company will not, and will not permit any of its Restricted Subsidiaries, directly or indirectly, to, enter into, create, incur, assume or suffer to exist any Liens of any kind (other than Permitted Liens) on or with respect to any of its property or assets now owned or hereafter acquired or any of its interest therein or any income or profits therefrom, which Liens secure Debt, without securing the Notes and all other amounts due under the Indenture equally and ratably with (or prior to) the Debt secured by such Lien until such time as such Debt is no longer secured by such Lien; provided that if the Debt so secured is subordinated by its terms to the Notes or a Note Guarantee, the Lien securing such Debt will also be so subordinated by its terms to the Notes and the Guarantees at least to the same extent.

Limitation on Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries

        The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, cause or suffer to exist or become effective or enter into any encumbrance or restriction (other than pursuant to the Indenture or any law, rule, regulation or order) on the ability of any Restricted Subsidiary to (i) pay dividends or make any other distributions on its Capital Interests owned by the Company or any Restricted Subsidiary or pay any Debt or other obligation owed to the Company or any Restricted Subsidiary, (ii) make loans or advances to the Company or any Restricted Subsidiary thereof or (iii) transfer any of its property or assets to the Company or any Restricted Subsidiary.

        However, the preceding restrictions will not apply to the following encumbrances or restrictions (including those existing under or by reason of):

          (a)   any encumbrance or restriction in existence on the Issue Date, including those required by the Credit Agreement or by any other agreements or documents entered into in connection with the Credit Agreement, and any amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements, or refinancings, of any of the agreements or documents providing for such existing encumbrances and restrictions; provided that the amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings, in the good faith judgment of the Company, are no more restrictive in any material respect, taken as a whole, with respect to such encumbrances and restrictions than those contained in these agreements and documents on the Issue Date;

          (b)   any encumbrance or restriction existing at the time of the acquisition of property, so long as the encumbrances or restrictions relate solely to the property so acquired (and are not or were not created in anticipation of or in connection with the acquisition thereof);

          (c)   any encumbrance or restriction which exists with respect to a Person that becomes a Restricted Subsidiary or merges with or into a Restricted Subsidiary of the Company on or after the Issue Date, which is in existence at the time such Person becomes a Restricted Subsidiary or merges with or into a Restricted Subsidiary, but not created in connection with or in anticipation of such Person becoming a Restricted Subsidiary or merging with or into a Restricted Subsidiary, and which is not applicable to any Person or the property or assets of any Person other than such Person or the property or assets of such Person;

          (d)   any encumbrance or restriction pursuant to an agreement effecting a permitted renewal, refunding, replacement, refinancing or extension of Debt issued pursuant to an agreement containing any encumbrance or restriction referred to in the foregoing clauses (a) through (c), so long as such encumbrances and restrictions contained in any such agreement are not materially more restrictive, taken as a whole, with respect to such encumbrances and restrictions than those contained in the agreements governing the Debt being renewed, refunded, replaced, refinanced or extended in the good faith judgment of the Company;

          (e)   customary provisions restricting subletting or assignment of any lease, sublease, contract, or license of the Company or any Restricted Subsidiary or provisions in agreements that restrict the assignment of such agreement or any rights thereunder;

          (f)    any encumbrance or restriction by reason of applicable law, rule, regulation, order, approval, license, permit or similar restriction;

          (g)   any encumbrance or restriction under the Indenture, the Notes and the Note Guarantees;

          (h)   any encumbrance or restriction in connection with the sale of assets or Capital Interests, including, without limitation, any agreement for the sale or other disposition of a Subsidiary that restricts distributions by that Subsidiary pending its sale or other disposition;

          (i)    restrictions on cash and other deposits or net worth imposed by direct or indirect customers or suppliers under contracts entered into the ordinary course of business;

          (j)    encumbrances or restrictions that are customary provisions with respect to the disposition or distribution of assets or property in joint venture agreements, asset sale agreements, stock sale agreements, sale leaseback agreements and other similar agreements;

          (k)   encumbrances and restrictions under any instrument governing Debt or Capital Interests of a Person acquired by the Company or any of the Restricted Subsidiaries as in effect at the time of such acquisition (except to the extent such Debt or Capital Interests were incurred or issued in connection with or in contemplation of such acquisition), which encumbrance or restriction is not applicable to any Person, or the properties or assets of any Person, other than the Person, or the property or assets of the Person, so acquired; provided that, in the case of Debt, such Debt was permitted by the terms of the Indenture to be Incurred;

          (l)    encumbrances and restrictions arising in respect of purchase money obligations (including Capital Lease Obligations) for property acquired in the ordinary course of business to the extent such restrictions and encumbrances apply to the property so acquired (and proceeds thereof) and are of the nature described in clause (iii) of the first paragraph of this covenant;

          (m)  Liens securing Debt or other obligations otherwise permitted to be Incurred under the Indenture, including pursuant to the provisions of the covenant described above under "—Limitation on Liens" that limit the right of the debtor to dispose of the assets subject to such Liens;

          (n)   encumbrances or restrictions relating to any Non-Recourse Receivable Subsidiary Indebtedness or other contractual requirements of a Receivable Subsidiary that is a Restricted

  Subsidiary in connection with a Qualified Receivables Transaction; provided that such restrictions apply only to such Receivable Subsidiary or the accounts receivable and other financial assets described in the definition of Qualified Receivables Transaction which are subject to such Qualified Receivables Transaction;

          (o)   any other agreement governing Debt entered into after the Issue Date that contains encumbrances and restrictions that are not materially more restrictive with respect to any Restricted Subsidiary than those in effect on the Issue Date with respect to that Restricted Subsidiary pursuant to agreements in effect on the Issue Date;

          (p)   restrictions on the sale, lease or transfer of property or assets arising or agreed to in the ordinary course of business, not relating to any Debt, and that do not, individually or in the aggregate, detract from the value of property or assets of the Company or any Restricted Subsidiary in any manner material to the Company and the Restricted Subsidiaries taken as a whole; and

          (q)   encumbrances or restrictions arising under deferred compensation arrangements or any "rabbi trust" formed in connection with any such arrangement.

        Nothing contained in this "Limitation on Dividends and Other Payments Affecting Restricted Subsidiaries" covenant shall prevent the Company or any Restricted Subsidiary from (i) creating, incurring, assuming or suffering to exist any Liens otherwise permitted under the "Limitation on Liens" covenant or (ii) restricting the sale or other disposition of property or assets of the Company or any of its Restricted Subsidiaries that secure Debt of the Company or any of its Restricted Subsidiaries Incurred in accordance with the "Limitation on Incurrence of Debt" and "Limitation on Liens" covenants in the Indenture.

Limitation on Asset Sales

        The Company will not, and will not permit any of its Restricted Subsidiaries to, consummate an Asset Sale unless:

          (1)   the Company (or the Restricted Subsidiary, as the case may be) receives consideration at the time of the Asset Sale at least equal to the Fair Market Value of the assets or Capital Interests issued or sold or otherwise disposed of; and

          (2)   at least 75% of the consideration received in the Asset Sale by the Company or such Restricted Subsidiary is in the form of cash or Eligible Cash Equivalents. For purposes of this provision, each of the following will be deemed to be cash:

            (a)   any liabilities, as shown on the most recent consolidated balance sheet of the Company or any Restricted Subsidiary (other than contingent liabilities and liabilities that are by their terms subordinated to the Notes or any Note Guarantee) that are assumed by the transferee of any such assets pursuant to a customary assignment and assumption or novation agreement that releases the Company or such Restricted Subsidiary from further liability with respect thereto;

            (b)   any securities, notes or other obligations received by the Company or any such Restricted Subsidiary from such transferee that are converted by the Company or such Restricted Subsidiary into cash within 450 days of their receipt to the extent of the cash received in that conversion; and

            (c)   any Designated Non-cash Consideration received by the Company or any such Restricted Subsidiary in such Asset Sale having an aggregate Fair Market Value, taken together with all other Designated Non-cash Consideration received pursuant to this clause (c) that is at that time outstanding, not to exceed the greater of $75.0 million and 2.75% of the

    Consolidated Net Tangible Assets of the Company and its Restricted Subsidiaries at the time of the receipt of such Designated Non-cash Consideration, with the Fair Market Value of each item of Designated Non-cash Consideration being measured at the time received and without giving effect to subsequent changes in value.

        Within 360 days after the receipt of any Net Cash Proceeds from an Asset Sale, or, if with respect to clauses (ii), (iii) and (iv) below, within 360 days after the receipt of any Net Cash Proceeds from any Asset Sale the Company or any Restricted Subsidiary entered into a contractual commitment, pursuant to a binding agreement, to apply any such Net Cash Proceeds, then, within 540 days after the receipt of such Net Cash Proceeds, the Company (or the applicable Restricted Subsidiary, as the case may be) may apply such Net Cash Proceeds at its option:

            (i)  to permanently prepay, repay, redeem, purchase or repurchase Debt (other than Subordinated Obligations) and, if the Obligation repaid is revolving credit Debt, to correspondingly reduce commitments with respect thereto;

           (ii)  to acquire all or substantially all of the assets of, or any Capital Interests of, another Permitted Business, if, after giving effect to any such acquisition of Capital Interests, the Permitted Business is or becomes a Restricted Subsidiary of the Company;

          (iii)  to make capital expenditures in or that are used or useful in a Permitted Business or to make expenditures for maintenance, repair or improvement of existing properties and assets in accordance with the provisions of the Indenture;

          (iv)  to acquire other assets (other than inventory) that are used or useful in a Permitted Business;

           (v)  to prepay, repay, redeem, purchase or repurchase Debt secured by the assets of the Company or any Restricted Subsidiaries; or

          (vi)  any combination of the foregoing.

        Pending the final application of any Net Cash Proceeds, the Company or any Restricted Subsidiary may temporarily reduce revolving credit borrowings under the Credit Agreement or otherwise invest the Net Cash Proceeds in any manner that is not prohibited by the Indenture. Any Net Cash Proceeds from Asset Sales that are not applied or invested as provided in the preceding paragraph of this covenant will constitute "Excess Proceeds." When the aggregate amount of Excess Proceeds exceeds $100.0 million, the Company will, within 30 days, make an Offer to Purchase to all Holders of Notes (on a pro rata basis among the Notes), and to all holders of other Debt ranking pari passu with the Notes containing provisions similar to those set forth in the Indenture with respect to assets sales, equal to the Excess Proceeds. The offer price in any Offer to Purchase will be equal to 100% of the principal amount plus accrued and unpaid interest to the date of purchase, and will be payable in cash. If any Excess Proceeds remain after consummation of an Offer to Purchase, the Company may use those funds for any purpose not otherwise prohibited by the Indenture and they will no longer constitute Excess Proceeds. If the aggregate principal amount of Notes and other pari passu Debt tendered into such Offer to Purchase exceeds the amount of Excess Proceeds, the Trustee will select the Notes to be purchased on a pro rata basis among the Notes (with such adjustments as may be deemed appropriate by the Company so that only Notes in denominations of $2,000 or any integral multiple of $1,000 in excess thereof will be purchased). Upon completion of each Offer to Purchase, the amount of Excess Proceeds will be reset at zero.

        The Company will comply with the requirements of Rule 14e-1 under the Exchange Act and any other applicable securities laws and regulations thereunder to the extent those laws and regulations are applicable in connection with each repurchase of Notes pursuant to an Offer to Purchase. To the extent that the provisions of any securities laws or regulations conflict with the Asset Sale provisions of the

Indenture, the Company will comply with the applicable securities laws and regulations and will be deemed to have complied with its obligations under the Asset Sale provisions of the Indenture by virtue of such compliance.

Limitation on Transactions with Affiliates

        The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, make any payment to, or sell, lease, transfer or otherwise dispose of any of its properties or assets to, or purchase any property or assets from, or enter into or make or amend any transaction or series of related transactions, contract, agreement, loan, advance or guarantee with, or for the benefit of, any Affiliate of the Company (each of the foregoing, an "Affiliate Transaction") involving with respect to each such Affiliate Transaction or series of related Affiliate Transactions aggregate consideration in excess of $10.0 million, unless:

            (i)  such Affiliate Transaction is on terms that are not materially less favorable, taken as a whole, to the Company or the relevant Subsidiary than those that could reasonably have been obtained in a comparable arm's-length transaction by the Company or such Subsidiary with an unaffiliated party; and

           (ii)  with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of $25.0 million, the Company delivers to the Trustee a resolution adopted by the majority of the Board of Directors of the Company approving such Affiliate Transaction together with an Officers' Certificate certifying that such Affiliate Transaction complies with clause (i) above.

        The foregoing limitations do not limit, and shall not apply to:

          (1)   Restricted Payments that are permitted by the provisions of the Indenture described above under "—Limitation on Restricted Payments;"

          (2)   the provision of reasonable and customary compensation, indemnities, insurance and other benefits to members of the Board of Directors of the Company or a Restricted Subsidiary and others who are not otherwise Affiliates of the Company;

          (3)   the provision of reasonable and customary compensation and other benefits (including retirement, health, option, severance, deferred compensation and other benefit plans), indemnities and insurance to officers and employees of the Company or any Restricted Subsidiary in the ordinary course of business to the extent permitted by law;

          (4)   transactions between or among the Company and/or its Restricted Subsidiaries and transactions between or among the Company or any Restricted Subsidiary, on the one hand, and any Leasing Subsidiary, on the other hand, (including the contribution of overhead costs) in the ordinary course of business and consistent with past practice or constituting undertakings customary in lease securitization transactions for the benefit of any Leasing Subsidiary;

          (5)   any agreement or arrangement as in effect on the Issue Date and any amendment or modification thereto so long as such amendment or modification is not more disadvantageous, taken as a whole, in any material respect to the Holders of the Notes;

          (6)   any contribution of capital to the Company;

          (7)   transactions permitted by, and complying with, the provisions of the Indenture described below under "—Consolidation, Merger, Conveyance, Transfer or Lease;"

          (8)   any transaction with a joint venture, partnership, limited liability company or other entity that constitutes an Affiliate solely because the Company or a Restricted Subsidiary owns an equity interest in such joint venture, partnership, limited liability company or other entity;

          (9)   transactions with Unrestricted Subsidiaries, Affiliates, customers, clients, suppliers or purchasers or sellers of goods or services, or lessors or lessees of property, in each case in the ordinary course of business that are, in the aggregate (taking into account all of the costs and benefits associated with such transactions), on terms that are not materially less favorable to the Company or such Restricted Subsidiary, as the case may be, as determined in good faith by the Company, than those that could be obtained in a comparable arm's-length transaction with a Person that is not an Affiliate of the Company;

          (10) transactions effected as part of a Qualified Receivables Transaction;

          (11) sales or leases of goods to joint ventures and Affiliates (but excluding any officers or directors) in the ordinary course of business for less than fair market value but not for less than cost;

          (12) any employment, severance or consulting agreement or other compensation agreement, arrangement or plan, or any amendment thereto, entered into by the Company or any of its Restricted Subsidiaries in the ordinary course of business;

          (13) sales of Capital Interests (excluding Capital Interests constituting Debt) to Affiliates of the Company;

          (14) any transaction in which the Company or its Restricted Subsidiaries, as the case may be, deliver to the Trustee (a) a letter from an accounting, appraisal or investment banking firm of national standing stating that such transaction is fair to the Company or its Restricted Subsidiary from a financial point of view or that such transaction complies with clause (i) of the initial paragraph above and (b) an Officers' Certificate certifying that such transaction complies with clause (i) of the initial paragraph above; and

          (15) transactions between the Company or any of its Restricted Subsidiaries and any Person, a director of which is also a director of the Company; provided that such director abstains from voting as a director of the Company on any matter involving such other Person.

Limitation on Sale and Leaseback Transactions

        The Company will not, and will not permit any of its Restricted Subsidiaries to, enter into any Sale and Leaseback Transaction unless:

            (i)  the consideration received in such Sale and Leaseback Transaction is at least equal to the Fair Market Value of the property sold, as confirmed by an Officers' Certificate,

           (ii)  prior to and after giving effect to the Attributable Debt in respect of such Sale and Leaseback Transaction, the Company and such Restricted Subsidiary comply with the "—Limitation on Incurrence of Debt" covenant contained herein, and

          (iii)  at or after such time the Company and such Restricted Subsidiary also comply with the "—Limitation on Asset Sales" covenant contained herein.

Provision of Financial Information

        Whether or not required by the Commission, so long as any Notes are outstanding, the Company will furnish to the Trustee and to the Holders of Notes within 15 days after the Company is required to file the same under the Commission's rules and regulations, or file electronically with the Commission through the Commission's Electronic Data Gathering, Analysis and Retrieval System (or any successor system):

          (1)   all quarterly and annual financial information that would be required to be contained in a filing with the Commission on Forms 10-Q and 10-K if the Company were required to file such

  Forms, including a "Management's Discussion and Analysis of Financial Condition and Results of Operations" and, with respect to the annual information only, a report on the annual financial statements by the Company's certified independent accountants; and

          (2)   all current reports that would be required to be filed with the Commission on Form 8-K if the Company were required to file such reports.

        Whether or not required by the Commission, the Company will also file a copy of all of the information and reports referred to in clauses (1) and (2) above with the Commission for public availability within the time periods specified in the Commission's rules and regulations (unless the Commission will not accept such a filing) and make such information available to prospective investors. In addition, the Company and the Subsidiary Guarantors have agreed that, for so long as any Notes remain outstanding, they will furnish to the Holders and to prospective investors, upon their request, the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act.

        If the Company has designated any of its Subsidiaries as Unrestricted Subsidiaries, then the quarterly and annual financial information required by the preceding paragraph shall include a reasonably detailed presentation, either on the face of the financial statements or in the footnotes thereto, and in "Management's Discussion and Analysis of Financial Condition and Results of Operations," of the financial condition and results of operations of the Company and its Restricted Subsidiaries separate from the financial condition and results of operations of the Unrestricted Subsidiaries of the Company.

        Delivery of such reports, information and documents to the Trustee is for informational purposes only and the Trustee's receipt of such shall not constitute constructive notice of any information contained therein or determinable from information contained therein, including the Company's compliance with any of its covenants under the Indenture (as to which the Trustee is entitled to rely exclusively on Officers' Certificates).

Additional Note Guarantees

        Each of the Guarantors will guarantee the Notes in the manner and on the terms set forth in the Indenture.

        If the Company or any of its Restricted Subsidiaries acquires or creates another Subsidiary after the Issue Date and such Subsidiary Guarantees any Debt under the Credit Agreement or any other Debt for borrowed money of the Company or any of its Restricted Subsidiaries of at least $50.0 million, then that newly acquired or created Subsidiary shall become a Guarantor by execution of a supplemental indenture within 60 days of the date on which it Guaranteed such other Debt; provided, that no Unrestricted Subsidiary or Restricted Subsidiary that is a Foreign Restricted Subsidiary shall be required to become a Guarantor unless it provides a Guarantee of Debt under the Credit Agreement or any other Debt for borrowed money of the Company or any of its Restricted Subsidiaries of at least $50.0 million that is Incurred by the Company or a Restricted Subsidiary that is not a Foreign Restricted Subsidiary.

        Each Note Guarantee by a Restricted Subsidiary will be limited to an amount not to exceed the maximum amount that can be guaranteed by that Restricted Subsidiary without rendering the Guarantee, as it relates to such Restricted Subsidiary, voidable under applicable law relating to fraudulent conveyance or fraudulent transfer or similar laws affecting the rights of creditors generally.

Limitation on Creation of Unrestricted Subsidiaries

        The Company may designate any Subsidiary of the Company to be an "Unrestricted Subsidiary" as provided below, in which event such Subsidiary and each other Person that is then or thereafter becomes a Subsidiary of such Subsidiary will be deemed to be an Unrestricted Subsidiary.

        "Unrestricted Subsidiary" means:

          (1)   any Subsidiary designated as such by an Officers' Certificate as set forth below where neither the Company nor any of its Restricted Subsidiaries (i) provides credit support for, or Guarantee of, any Debt of such Subsidiary or any Subsidiary of such Subsidiary (including any undertaking, agreement or instrument evidencing such Debt, but excluding in the case of a Receivable Subsidiary any Standard Securitization Undertakings and further excluding other Debt under which the lender has recourse to the Company or any Restricted Subsidiary or to any of their assets (A) that does not exceed $30.0 million in the aggregate and/or (B) solely in circumstances customarily excluded by lenders from exculpation provisions and/or included in separate guaranty or indemnification agreements in non-recourse financings) or (ii) is directly or indirectly liable for any Debt of such Subsidiary or any Subsidiary of such Subsidiary (except in the case of a Receivable Subsidiary any Standard Securitization Undertakings); and

          (2)   any Subsidiary of an Unrestricted Subsidiary.

        The Company may designate any Subsidiary to be an Unrestricted Subsidiary unless such Subsidiary owns any Capital Interests of, or owns or holds any Lien on any property of, any other Restricted Subsidiary of the Company, provided that either:

          (x)   the Subsidiary to be so designated has total assets of $5,000 or less; or

          (y)   the Company could make a Restricted Payment at the time of designation in an amount equal to the greater of the Fair Market Value or book value of such Subsidiary pursuant to the "—Limitation on Restricted Payments" covenant and such amount is thereafter treated as a Restricted Payment for the purpose of calculating the amount available for Restricted Payments thereunder.

        An Unrestricted Subsidiary may be designated as a Restricted Subsidiary if (i) all the Debt of such Unrestricted Subsidiary could be Incurred under the "—Limitation on Incurrence of Debt" covenant and (ii) all the Liens on the property and assets of such Unrestricted Subsidiary could be incurred pursuant to the "—Limitation on Liens" covenant.

Consolidation, Merger, Conveyance, Transfer or Lease

        The Company will not in any transaction or series of related transactions, consolidate with or merge into any other Person (other than a merger of a Restricted Subsidiary into the Company in which the Company is the continuing Person), or sell, assign (excluding any assignment solely as collateral for security purposes under a Credit Facility, but not any outright assignment upon the foreclosure on any such collateral), convey, transfer, lease or otherwise dispose of all or substantially all of the assets of the Company and its Restricted Subsidiaries (determined on a consolidated basis), taken as a whole, to any other Person, unless:

            (i)  either: (a) the Company shall be the continuing Person or (b) the Person (if other than the Company) formed by such consolidation or into which the Company is merged, or the Person that acquires, by sale, assignment, conveyance, transfer, lease or other disposition, all or substantially all of the property and assets of the Company and its Restricted Subsidiaries (such Person, the "Surviving Entity"), (1) shall be a corporation, partnership, limited liability company or similar entity organized and validly existing under the laws of the United States, any political subdivision thereof or any state thereof or the District of Columbia and (2) shall expressly assume, by a supplemental indenture, the due and punctual payment of all amounts due in respect of the principal of (and premium, if any) and interest on all the Notes and the performance of the covenants and obligations of the Company under the Indenture; provided that at any time the Company or its successor is not a corporation, there shall be a co-issuer of the Notes that is a corporation;

           (ii)  immediately after giving effect to such transaction or series of transactions on a pro forma basis (including, without limitation, any Debt Incurred or anticipated to be Incurred in connection with or in respect of such transaction or series of transactions), no Default or Event of Default shall have occurred and be continuing;

          (iii)  immediately after giving effect to any such transaction or series of transactions on a pro forma basis (including, without limitation, any Debt Incurred or anticipated to be Incurred in connection with or in respect of such transaction or series of transactions) as if such transaction or series of transactions had occurred on the first day of the determination period, (a) the Company (or the Surviving Entity if the Company is not continuing) could Incur $1.00 of additional Debt under the provisions described in the first paragraph of "—Limitation on Incurrence of Debt", and (b) the Consolidated Fixed Charge Coverage Ratio for the Company (or the Surviving Entity if the Company is not continuing) and its Restricted Subsidiaries for the most recent Four Quarter Period shall not be not less than such Consolidated Fixed Charge Coverage Ratio immediately prior to such transaction (or the first such transaction if there are a series of transactions); and

          (iv)  the Company delivers, or causes to be delivered, to the Trustee, in form satisfactory to the Trustee, an Officers' Certificate and an opinion of counsel, each stating that such consolidation, merger, sale, conveyance, assignment, transfer, lease or other disposition complies with the requirements of the Indenture.

        In the event of a holding company reorganization of the type described under "—Change of Control Triggering Event" above, the ultimate holding company, at the Company's election, either shall be deemed the Surviving Entity or shall Guarantee the Notes pursuant to a supplemental indenture on terms substantially similar to those relating to the other Guarantors.

        Notwithstanding the foregoing, failure to satisfy the requirements of the preceding clauses (ii) and (iii) will not prohibit:

          (a)   a merger between the Company and a Restricted Subsidiary that is a wholly owned Subsidiary of the Company or the sale, assignment, conveyance, transfer, lease or other disposition of all or substantially all of the assets of the Company to a Restricted Subsidiary that is a wholly owned Subsidiary of the Company;

          (b)   a merger between the Company and an Affiliate incorporated solely for the purpose of converting the Company into a corporation organized under the laws of the United States or any political subdivision or state thereof; so long as, in each case, the amount of Debt of the Company and its Restricted Subsidiaries is not increased thereby; or

          (c)   a transaction or series of related transactions that effectuate a holding company in the manner described under "—Change of Control Triggering Event" above.

        For all purposes of the Indenture and the Notes, Subsidiaries of any Surviving Entity will, upon such transaction or series of transactions, become Restricted Subsidiaries or Unrestricted Subsidiaries as provided pursuant to the Indenture and all Debt, and all Liens on property or assets, of the Surviving Entity and its Subsidiaries that was not Debt, or were not Liens on property or assets, of the Company and its Subsidiaries immediately prior to such transaction or series of transactions shall be deemed to have been incurred upon such transaction or series of transactions.

        Upon any transaction or series of transactions that are of the type described in, and are effected in accordance with, conditions described in the immediately preceding paragraphs, the Surviving Entity shall succeed to, and be substituted for, and may exercise every right and power of, the Company, under the Indenture with the same effect as if such Surviving Entity had been named as the Company therein; and when a Surviving Person duly assumes all of the obligations and covenants of the

Company pursuant to the Indenture and the Notes, except in the case of a lease, the predecessor Person shall be relieved of all such obligations.

Payments for Consent

        The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, pay or cause to be paid any consideration to or for the benefit of any Holder of Notes for or as an inducement to any consent, waiver or amendment of any of the terms or provisions of the Indenture or the Notes unless such consideration is offered to be paid to all Holders of the Notes that consent, waive or agree to amend in the time frame set forth in the solicitation documents relating to such consent, waiver or agreement.

Events of Default

        Each of the following is an "Event of Default" under the Indenture:

          (1)   default in the payment in respect of the principal of (or premium, if any, on) any Note when due and payable (whether at Stated Maturity or upon repurchase, acceleration, optional redemption or otherwise);

          (2)   default in the payment of any interest upon any Note when it becomes due and payable, and continuance of such default for a period of 30 days;

          (3)   failure to perform or comply with the Indenture provisions described under "—Provision of Financial Information" and continuance of such failure to perform or comply for a period of 120 days after written notice thereof has been given to the Company by the Trustee or to the Company and the Trustee by the Holders of at least 25% in aggregate principal amount of the outstanding Notes;

          (4)   except as permitted by or in accordance with the terms of the Indenture, any Note Guarantee shall for any reason cease to be, or it shall be asserted by any Guarantor or the Company not to be, in full force and effect and enforceable in accordance with its terms;

          (5)   default in the performance, or breach, of any covenant or agreement of the Company or any Guarantor in the Indenture (other than a covenant or agreement, a default in whose performance or whose breach is specifically dealt with in clauses (1), (2), (3) or (4) above), and continuance of such default or breach for a period of 60 days after written notice thereof has been given to the Company by the Trustee or to the Company and the Trustee by the Holders of at least 25% in aggregate principal amount of the outstanding Notes;

          (6)   a default or defaults under any bonds, debentures, notes or other evidences of Debt (other than the Notes) by the Company or any Restricted Subsidiary having, individually or in the aggregate, a principal or similar amount outstanding of at least the greater of $75.0 million and 2.75% of the Consolidated Net Tangible Assets of the Company and its Restricted Subsidiaries, whether such Debt now exists or shall hereafter be created, which default or defaults shall have resulted in the acceleration of the maturity of such Debt prior to its express maturity or (except in the case of any Debt owing to the Company by any Restricted Subsidiary or any Debt of any Restricted Subsidiary owing to the Company or another Restricted Subsidiary) shall constitute a failure to pay an amount of such Debt equal to at least the greater of $75.0 million and 2.75% of the Consolidated Net Tangible Assets of the Company and its Restricted Subsidiaries when due and payable after the expiration of any applicable grace period with respect thereto;

          (7)   the entry against the Company or any Restricted Subsidiary of a final judgment or final judgments for the payment of money in an aggregate amount in excess of the greater of $75.0 million and 2.75% of the Consolidated Net Tangible Assets of the Company and its

  Restricted Subsidiaries (net of amounts covered by insurance for which the issuer thereof has been notified of such claim and has not challenged such coverage), by a court or courts of competent jurisdiction, which judgments remain undischarged, unwaived, unstayed, unbonded or unsatisfied for a period of 60 consecutive days; or

          (8)   certain events in bankruptcy, insolvency or reorganization with respect to the Company or any Significant Subsidiary (or any group of Restricted Subsidiaries that, taken together, would constitute a Significant Subsidiary).

        If an Event of Default (other than an Event of Default specified in clause (8) above with respect to the Company) occurs and is continuing, then and in every such case the Trustee or the Holders of not less than 25% in aggregate principal amount of the outstanding Notes may declare the principal of the Notes and any accrued interest on the Notes to be due and payable immediately by a notice in writing to the Company (and to the Trustee if given by Holders); provided, however, that after such acceleration, but before a judgment or decree based on acceleration, the Holders of a majority in aggregate principal amount of the outstanding Notes may, under certain circumstances, rescind and annul such acceleration if all Events of Default, other than the nonpayment of accelerated principal of or interest on the Notes, have been cured or waived as provided in the Indenture.

        In the event of a declaration of acceleration of the Notes solely because an Event of Default described in clause (6) above has occurred and is continuing, the declaration of acceleration of the Notes shall be automatically rescinded and annulled if the event of default or payment default triggering such Event of Default pursuant to clause (6) shall be remedied or cured by the Company or a Restricted Subsidiary of the Company or waived by the holders of the relevant Debt within 20 business days after the declaration of acceleration with respect thereto and if the rescission and annulment of the acceleration of the Notes would not conflict with any judgment or decree of a court of competent jurisdiction obtained by the Trustee for the payment of amounts due on the Notes.

        If an Event of Default specified in clause (8) above occurs with respect to the Company, the principal of and any accrued interest on the Notes then outstanding shall ipso facto become immediately due and payable without any declaration or other act on the part of the Trustee or any Holder. For further information as to waiver of defaults, see "—Amendment, Supplement and Waiver." The Trustee may withhold from Holders notice of any Default (except Default in payment of principal of, premium, if any, and interest) if the Trustee determines that withholding notice is in the interests of the Holders to do so.

        No Holder of any Note will have any right to institute any proceeding with respect to the Indenture or for any remedy thereunder, unless such Holder shall have previously given to the Trustee written notice of a continuing Event of Default and unless also the Holders of at least 25% in aggregate principal amount of the outstanding Notes shall have made written request to the Trustee, and provided indemnity and security satisfactory to the Trustee, to institute such proceeding as Trustee, and the Trustee shall not have received from the Holders of a majority in aggregate principal amount of the outstanding Notes a direction inconsistent with such request and shall have failed to institute such proceeding within 60 days. Such limitations do not apply, however, to a suit instituted by a Holder of a Note directly (as opposed to through the Trustee) for enforcement of payment of the principal of (and premium, if any) or interest on such Note on or after the respective due dates expressed in such Note.

        The Company will be required to furnish to the Trustee annually a statement as to the performance of certain obligations under the Indenture and as to any default in such performance. The Company also is required to promptly notify the Trustee in writing if it becomes aware of the occurrence of any Default or Event of Default.

Amendment, Supplement and Waiver

        The Company, the Guarantors and the Trustee, at any time and from time to time, may without the consent of any Holders enter into one or more indentures supplemental to the Indenture and the Guarantees for any of the following purposes:

          (1)   to evidence the succession of another Person to the Company and the assumption by any such successor of the covenants of the Company in the Indenture, the Guarantees and the Notes;

          (2)   to add to the covenants of the Company for the benefit of the Holders, or to surrender any right or power herein conferred upon the Company;

          (3)   to add additional Events of Default;

          (4)   to provide for global Notes in addition to or in place of the definitive Notes;

          (5)   to evidence and provide for the acceptance of appointment under the Indenture by a successor Trustee;

          (6)   to provide for or confirm the issuance of Additional Notes in accordance with the terms of the Indenture;

          (7)   to add a Guarantor or to release a Guarantor in accordance with the Indenture;

          (8)   to cure any ambiguity, defect, omission, mistake or inconsistency;

          (9)   to make any other provisions with respect to matters or questions arising under the Indenture; provided that such actions pursuant to this clause (9) shall not adversely affect the interests of the Holders in any material respect, as determined in good faith by the Board of Directors of the Company;

          (10) to conform the text of the Indenture or the Notes to any provision of this "Description of New Notes" to the extent that the Trustee has received an Officers' Certificate stating that such text constitutes an unintended conflict with the description of the corresponding provision in this "Description of New Notes;" or

          (11) to effect or maintain the qualification of the Indenture under the Trust Indenture Act.

        The Company, the Guarantors and the Trustee may, with the consent of the Holders of not less than a majority in aggregate principal amount of the outstanding Notes, enter into an indenture or indentures supplemental to the Indenture for the purpose of adding any provisions to or changing in any manner or eliminating any of the provisions of the Indenture or the Notes or of modifying in any manner the rights of the Holders of the Notes under the Indenture, including the definitions therein; provided, however, that no such supplemental indenture shall, without the consent of the Holder of each outstanding Note affected thereby:

          (1)   change the Stated Maturity of any Note or of any installment of interest on any Note, or reduce the amount payable in respect of the principal thereof or the rate of interest thereon or any premium payable thereon, or reduce the amount that would be due and payable on acceleration of the maturity thereof, or change the place of payment where, or the coin or currency in which, any Note or any premium or interest thereon is payable, or impair the right to institute suit for the enforcement of any such payment on or after the Stated Maturity thereof, or change the date on which any Notes may be subject to redemption or reduce the Redemption Price therefor;

          (2)   reduce the percentage in aggregate principal amount of the outstanding Notes, the consent of whose Holders is required for any such supplemental indenture, or the consent of whose Holders is required for any waiver (of compliance with certain provisions of the Indenture or certain defaults thereunder and their consequences) provided for in the Indenture;

          (3)   modify the obligations of the Company to make Offers to Purchase upon a Change of Control Triggering Event or from the Excess Proceeds of Asset Sales if such modification was done after the occurrence of such Change of Control Triggering Event or such Asset Sale;

          (4)   modify or change any provision of the Indenture affecting the ranking of the Notes or any Note Guarantee in a manner adverse to the Holders of the Notes;

          (5)   modify any of the provisions of this paragraph or provisions relating to waiver of defaults or certain covenants, except to increase any such percentage required for such actions or to provide that certain other provisions of the Indenture cannot be modified or waived without the consent of the Holder of each outstanding Note affected thereby; or

          (6)   release any Guarantees required to be maintained under the Indenture (other than in accordance with the terms of the Indenture).

        The Holders of not less than a majority in aggregate principal amount of the outstanding Notes may on behalf of the Holders of all the Notes waive any past default under the Indenture and its consequences, except a default:

          (1)   in any payment in respect of the principal of (or premium, if any) or interest on any Notes (including any Note which is required to have been purchased pursuant to an Offer to Purchase which has been made by the Company); or

          (2)   in respect of a covenant or provision hereof which under the Indenture cannot be modified or amended without the consent of the Holder of each outstanding Note affected.

        The Trustee shall receive an Officers' Certificate and opinion of counsel confirming that all conditions precedent are satisfied with respect to any supplemental indenture, that such supplemental indenture is authorized or permitted by the Indenture and that such supplemental indenture is the legal, valid and binding obligation of the Company and each Guarantor, enforceable against each of them in accordance with its terms.

Satisfaction and Discharge of the Indenture; Defeasance

        The Company and the Guarantors may terminate the obligations under the Indenture when:

          (1)   either: (A) all Notes theretofore authenticated and delivered have been delivered to the Trustee for cancellation, or (B) all such Notes not theretofore delivered to the Trustee for cancellation (i) have become due and payable or (ii) will become due and payable within one year or are to be called for redemption within one year (a "Discharge") under irrevocable arrangements satisfactory to the Trustee for the giving of notice of redemption by the Trustee in the name, and at the expense, of the Company, and the Company has irrevocably deposited or caused to be deposited with the Trustee funds in an amount sufficient to pay and discharge the entire indebtedness on the Notes, not theretofore delivered to the Trustee for cancellation, for principal of, premium, if any, and interest to the Stated Maturity or date of redemption;

          (2)   the Company has paid or caused to be paid all other sums then due and payable under the Indenture by the Company;

          (3)   the deposit will not result in a breach or violation of, or constitute a default under, any other instrument to which the Company or any Guarantor is a party or by which the Company or any Guarantor is bound;

          (4)   the Company has delivered irrevocable written instructions to the Trustee under the Indenture to apply the deposited money toward the payment of the Notes at maturity or on the redemption date, as the case may be; and

          (5)   the Company has delivered to the Trustee an Officers' Certificate and an opinion of counsel reasonably acceptable to the Trustee, each stating that all conditions precedent under the Indenture relating to the Discharge have been complied with.

        The Company may elect, at its option, to have its obligations discharged with respect to the outstanding Notes ("defeasance"). Such defeasance means that the Company will be deemed to have paid and discharged the entire indebtedness represented by the outstanding Notes, except for:

          (1)   the rights of Holders of such Notes to receive payments in respect of the principal of and any premium and interest on such Notes when payments are due;

          (2)   the Company's obligations with respect to such Notes concerning issuing temporary Notes, registration of Notes, mutilated, destroyed, lost or stolen Notes and the maintenance of an office or agency for payment and money for security payments held in trust;

          (3)   the rights, powers, trusts, duties and immunities of the Trustee;

          (4)   the Company's right of optional redemption; and

          (5)   the defeasance provisions of the Indenture.

        In addition, the Company may elect, at its option, to have its obligations released with respect to certain covenants, including, without limitation, their obligation to make Offers to Purchase in connection with Asset Sales and any Change of Control Triggering Event, in the Indenture ("covenant defeasance") and any omission to comply with such obligation shall not constitute a Default or an Event of Default with respect to the Notes. In the event covenant defeasance occurs, certain events (not including non-payment, bankruptcy and insolvency events) described under "Events of Default" will no longer constitute an Event of Default with respect to the Notes.

        In order to exercise either defeasance or covenant defeasance with respect to outstanding Notes:

          (1)   the Company must irrevocably have deposited or caused to be deposited with the Trustee as trust funds in trust for the purpose of making the following payments, specifically pledged as security for, and dedicated solely to the benefits of the Holders of such Notes: (A) money in an amount, or (B) U.S. government obligations, which through the scheduled payment of principal and interest in respect thereof in accordance with their terms will provide, not later than the due date of any payment, money in an amount or (C) a combination thereof, in each case sufficient without reinvestment, in the opinion of a nationally recognized firm of independent public accountants expressed in a written certification thereof delivered to the Trustee, to pay and discharge, and which shall be applied by the Trustee to pay and discharge, the entire indebtedness in respect of the principal of and premium, if any, and interest on such Notes on the Stated Maturity thereof or (if the Company has made irrevocable arrangements satisfactory to the Trustee for the giving of notice of redemption by the Trustee in the name and at the expense of the Company) the redemption date thereof, as the case may be, in accordance with the terms of the Indenture and such Notes;

          (2)   in the case of defeasance, the Company shall have delivered to the Trustee an opinion of counsel stating that (A) the Company has received from, or there has been published by, the Internal Revenue Service a ruling or (B) since the date of the Indenture, there has been a change in the applicable United States federal income tax law, in either case (A) or (B) to the effect that, and based thereon such opinion shall confirm that, the Holders of such Notes will not recognize gain or loss for United States federal income tax purposes as a result of the deposit, defeasance and discharge to be effected with respect to such Notes and will be subject to United States federal income tax on the same amount, in the same manner and at the same times as would be the case if such deposit, defeasance and discharge were not to occur;

          (3)   in the case of covenant defeasance, the Company shall have delivered to the Trustee an opinion of counsel to the effect that the Holders of such outstanding Notes will not recognize gain or loss for United States federal income tax purposes as a result of the deposit and covenant defeasance to be effected with respect to such Notes and will be subject to federal income tax on the same amount, in the same manner and at the same times as would be the case if such deposit and covenant defeasance were not to occur;

          (4)   no Default or Event of Default with respect to the outstanding Notes shall have occurred and be continuing at the time of such deposit after giving effect thereto (other than a Default or Event of Default resulting from the borrowing of funds to be applied to such deposit and the grant of any Lien to secure such borrowing);

          (5)   such defeasance or covenant defeasance shall not cause the Trustee to have a conflicting interest within the meaning of the Trust Indenture Act (assuming all Notes are in default within the meaning of such Act);

          (6)   such defeasance or covenant defeasance shall not result in a breach or violation of, or constitute a default under, any material agreement or material instrument (other than the Indenture) to which the Company is a party or by which the Company is bound; and

          (7)   the Company shall have delivered to the Trustee an Officers' Certificate and an opinion of counsel, each stating that all conditions precedent with respect to such defeasance or covenant defeasance have been complied with.

        In the event of a defeasance or a Discharge, a Holder whose taxable year straddles the deposit of funds and the distribution in redemption to such Holder would be subject to tax on any gain (whether characterized as capital gain or market discount) in the year of deposit rather than in the year of receipt. In connection with a Discharge, in the event the Company becomes insolvent within the applicable preference period after the date of deposit, monies held for the payment of the Notes may be part of the bankruptcy estate of the Company, disbursement of such monies may be subject to the automatic stay of the bankruptcy code and monies disbursed to Holders may be subject to disgorgement in favor of the Company's estate. Similar results may apply upon the insolvency of the Company during the applicable preference period following the deposit of monies in connection with defeasance.

        Notwithstanding the foregoing, the opinion of counsel required by clause (2) above with respect to a defeasance need not to be delivered if all Notes not therefore delivered to the Trustee for cancellation (x) have become due and payable, or (y) will become due and payable at Stated Maturity within one year or are to be called for redemption within one year under arrangements satisfactory to the Trustee for the giving of notice of redemption by the Trustee in the name, and at the expense, of the Company.

The Trustee

        Wells Fargo Bank, National Association, the Trustee under the Indenture, will be the initial paying agent and registrar for the Notes. The Trustee from time to time may extend credit to the Company in the normal course of business. Except during the continuance of an Event of Default, the Trustee will perform only such duties as are specifically set forth in the Indenture. During the continuance of an Event of Default that has not been cured or waived, the Trustee will exercise such of the rights and powers vested in it by the Indenture and use the same degree of care and skill in their exercise, as a prudent person would exercise or use under the circumstances in the conduct of such person's own affairs.

        The Indenture and the Trust Indenture Act contain certain limitations on the rights of the Trustee, should it become a creditor of the Company, to obtain payment of claims in certain cases or to realize on certain property received in respect of any such claim as security or otherwise. The Trustee will be permitted to engage in other transactions; however, if it acquires any "conflicting interest" (as defined in the Trust Indenture Act) it must eliminate such conflict within 90 days, apply to the Commission for permission to continue or resign.

        The Holders of a majority in principal amount of the outstanding Notes will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee, subject to certain exceptions. The Indenture provides that in case an Event of Default has occurred and is continuing, the Trustee shall exercise such of the rights and powers vested in it by the Indenture, and use the same degree of care and skill in their exercise, as a prudent person would exercise or use under the circumstances in the conduct of such person's own affairs. Subject to such provisions, the Trustee shall be under no obligation to exercise any of the rights or powers vested in it by the Indenture at the request or direction of any of the Holders pursuant to the Indenture, unless such Holders shall have provided to the Trustee security or indemnity satisfactory to the Trustee against the costs, expenses, fees and liabilities which might be incurred by it in compliance with such request or direction.

        No recourse may, to the full extent permitted by applicable law, be taken, directly or indirectly, with respect to the obligations of the Company or the Guarantors on the Notes or under the Indenture or any related documents, any certificate or other writing delivered in connection therewith, against (i) the Trustee in its individual capacity, or (ii) any partner, owner, beneficiary, agent, officer, director, employee, agent, successor or assign of the Trustee, each in its individual capacity, or (iii) any holder of equity in the Trustee.

No Personal Liability of Stockholders, Partners, Officers or Directors

        No director, manager, officer, employee, equity owner, general or limited partner, incorporator or other Person acting in any capacity similar to any of the foregoing, past, present or future, of the Company or any of its Subsidiaries, as such or in such capacity, shall have any personal liability for any obligations of the Company under the Notes, any Note Guarantee or the Indenture by reason of such status. Each Holder of Notes by accepting a Note waives and releases all such liability. The waiver and release are part of the consideration for the issuance of the Notes.

Governing Law

        The Indenture and the Notes are governed by, and will be construed in accordance with, the laws of the State of New York, without regard to conflicts of laws principles thereof.

Certain Definitions

        Set forth below is a summary of certain of the defined terms used in the Indenture. Reference is made to the Indenture for the full definition of all such terms, as well as any capitalized term used herein for which no definition is provided.

        "Acquired Debt" means Debt (1) of a Person (including an Unrestricted Subsidiary) existing at the time such Person becomes a Restricted Subsidiary or (2) assumed in connection with the acquisition of assets from such Person. Acquired Debt shall be deemed to have been Incurred, with respect to clause (1) of the preceding sentence, on the date such Person becomes a Restricted Subsidiary and, with respect to clause (2) of the preceding sentence, on the date of consummation of such acquisition of assets.

        "Affiliate" of any Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such Person. For the purposes of this definition, "control" when used with respect to any Person means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise; and the terms "controlling" and "controlled" have meanings that correspond to the foregoing.

        "Applicable Premium" means, at any redemption date, the greater of (i) 1.0% of the principal amount of Notes being redeemed and (ii) the excess of (A) the present value at such redemption date of (1) the Redemption Price with respect to such principal amount on March 1, 2017 (such Redemption Price being that described in the first paragraph of the "Optional Redemption" section) plus (2) all required remaining scheduled interest payments due with respect to such principal amount through such date (without regard to accrued and unpaid interest), computed using a discount rate equal to the Treasury Rate plus 50 basis points, over (B) the principal amount being redeemed on such redemption date; and, as calculated by the Company or on behalf of the Company by such Person as the Company shall designate; provided that such calculation shall not be a duty or obligation of the Trustee.

        "Asset Acquisition" means:

          (a)   an Investment by the Company or any Restricted Subsidiary in any other Person pursuant to which such Person shall become a Restricted Subsidiary, or shall be merged with or into the Company or any Restricted Subsidiary; or

          (b)   the acquisition by the Company or any Restricted Subsidiary of the assets of any Person which constitute all or substantially all of the assets of such Person, any division or line of business of such Person or any other properties or assets of such Person other than in the ordinary course of business and consistent with past practices.

        "Asset Sale" means any transfer, conveyance, sale, lease or other disposition (including, without limitation, dispositions pursuant to any consolidation or merger) by the Company or any of its Restricted Subsidiaries to any Person (other than to the Company or one or more of its Restricted Subsidiaries) in any single transaction or series of related transactions of:

            (i)  Capital Interests in another Person (other than directors' qualifying shares or shares or interests required to be held by foreign nationals pursuant to local law); or

           (ii)  any other property or assets (other than in the normal course of business, including any sale or other disposition of obsolete, worn out or permanently retired equipment or surplus assets);

        provided, however, that the term "Asset Sale" shall exclude:

          (a)   any asset disposition permitted by the provisions described under "Consolidation, Merger, Conveyance, Transfer or Lease" that constitutes a disposition of all or substantially all of the assets of the Company and its Restricted Subsidiaries taken as a whole;

          (b)   any transfer, conveyance, sale, lease or other disposition of property or assets, the gross proceeds of which (exclusive of indemnities) do not exceed in any one or related series of transactions $20.0 million;

          (c)   sales or other dispositions of cash or Eligible Cash Equivalents;

          (d)   sales of interests in Unrestricted Subsidiaries;

          (e)   the sale and leaseback of any assets within 90 days of the acquisition thereof;

          (f)    the disposition of assets that, in the good faith judgment of the Company, are no longer used or useful in the business of the applicable entity;

          (g)   a Restricted Payment that is otherwise permitted by the Indenture;

          (h)   any trade-in of equipment in exchange for other equipment; provided that in the good faith judgment of the Company, the Company or such Restricted Subsidiary receives equipment having a Fair Market Value equal to or greater than the equipment being traded in;

          (i)    the concurrent purchase and sale or exchange of Related Business Assets or a combination of Related Business Assets between the Company or any of its Restricted Subsidiaries and another person to the extent that the Related Business Assets received by the Company or its Restricted Subsidiaries are of equivalent or better market value than the Related Business Assets transferred;

          (j)    the creation of a Lien (but not the sale or other disposition of the property subject to such Lien);

          (k)   leases or subleases in the ordinary course of business to third persons not interfering in any material respect with the business of the Company or any of its Restricted Subsidiaries and otherwise in accordance with the provisions of the Indenture;

          (l)    any disposition by a Subsidiary to the Company or by the Company or a Subsidiary to a Restricted Subsidiary;

          (m)  dispositions of accounts receivable in connection with the collection or compromise thereof in the ordinary course of business and consistent with past practice;

          (n)   licensing or sublicensing of intellectual property or other general intangibles in accordance with industry practice in the ordinary course of business;

          (o)   any transfer, conveyance, sale or other disposition of property or assets consisting of auction rate securities;

          (p)   any transfer of accounts receivable or other financial assets, or a fractional undivided interest therein, by a Receivable Subsidiary in a Qualified Receivables Transaction;

          (q)   any sales of accounts receivable or other financial assets, directly or indirectly, to a Receivable Subsidiary pursuant to a Qualified Receivables Transaction for the Fair Market Value thereof (including the issuance of equity by and/or an increase in the value of the equity of such Receivable Subsidiary); including cash or other financial accommodation, such as the provision of letters of credit by such Receivable Subsidiary on behalf of or for the benefit of the transferor of such accounts receivable or other financial assets, in an amount at least equal to 75% of the Fair Market Value thereof (for the purposes of this clause (q), Purchase Money Notes will be deemed to be cash);

          (r)   foreclosures on assets to the extent it would not otherwise result in a Default or Event of Default;

          (s)   transfers of Leasing Assets to or by a Leasing Subsidiary solely in connection with a Leasing Transaction in the ordinary course of business and consistent with past practice;

          (t)    any surrender or waiver of contract rights or the settlement, release or surrender of contract, tort or other claims of any kind; or

          (u)   dispositions of property located outside of the United States (and not moved outside the United States in anticipation of such disposition).

        For purposes of this definition, any series of related transactions that, if effected as a single transaction, would constitute an Asset Sale, shall be deemed to be a single Asset Sale effected when the last such transaction which is a part thereof is effected.

        "Attributable Debt" in respect of a Sale and Leaseback Transaction means, at the time of determination, the present value (discounted at the rate of interest implicit in such transaction) of the total obligations of the lessee for rental payments during the remaining term of the lease included in such Sale and Leaseback Transaction (including any period for which such lease has been or may, at the option of the lessor, be extended).

        "Average Life" means, as of any date of determination, with respect to any Debt, the quotient obtained by dividing (i) the sum of the products of (x) the number of years from the date of determination to the dates of each successive scheduled principal payment (including any sinking fund or mandatory redemption payment requirements) of such Debt multiplied by (y) the amount of such principal payment by (ii) the sum of all such principal payments.

        "Board of Directors" means, with respect to the Company or any Restricted Subsidiary, its board of directors (or the substantial equivalent if such entity is not a corporation) or any duly authorized committee thereof, as applicable.

        "Capital Interests" in any Person means any and all shares, interests (including Preferred Interests), participations or other equivalents in the equity interest (however designated) in such Person and any rights (other than Debt securities convertible into an equity interest), warrants or options to acquire an equity interest in such Person.

        "Capital Lease Obligations" means any obligation of a Person under a lease that is required to be capitalized for financial reporting purposes in accordance with GAAP; and the amount of Debt represented by such obligation shall be the capitalized amount of such obligations determined in accordance with GAAP; and the Stated Maturity thereof shall be the date of the last payment of rent or any other amount due under such lease prior to the first date upon which such lease may be terminated by the lessee without payment of a penalty.

        "Change of Control" means:

          (1)   the Company becomes aware of (by way of a report or any other filing pursuant to Section 13(d) of the Exchange Act, proxy, vote, written notice or otherwise) the acquisition by any "person" or "group" (as such terms are used in Sections 13(d) and 14(d) of the Exchange Act), that is or becomes the ultimate "beneficial owner" (as such term is used in Rules 13d-3 and 13d-5 under the Exchange Act, except that for purposes of this clause (1) such person or group shall be deemed to have "beneficial ownership" of all shares that any such person or group has the right to acquire, whether such right is exercisable immediately or only after the passage of time), directly or indirectly, of more than 50% of the Voting Interests in the Company;

          (2)   the Company sells, conveys, transfers or leases (either in one transaction or a series of related transactions), other than by merger or consolidation, all or substantially all of its consolidated assets to a Person other than a Restricted Subsidiary of the Company; or

          (3)   the Company consolidates with, or merges with or into, any Person other than a Restricted Subsidiary of the Company, in each case pursuant to a transaction or series of related transactions in which any of the outstanding Voting Interests of the Company are converted into or exchanged for cash, securities or other property, other than any such transaction or series of related transactions where the Voting Interests of the Company outstanding immediately prior thereto are converted into or exchanged for Voting Interests of the surviving or continuing Person constituting a majority of the outstanding shares of such Voting Interests of such surviving or continuing Person (immediately after giving effect to such conversion or exchange).

        "Change of Control Triggering Event" means the occurrence of both a Change of Control and a Rating Decline.

        "Code" means the Internal Revenue Code of 1986, as amended from time to time and the regulations promulgated thereunder.

        "Common Interests" of any Person means Capital Interests in such Person that do not rank prior, as to the payment of dividends or as to the distribution of assets upon any voluntary or involuntary liquidation, dissolution or winding up of such Person, to Capital Interests of any other class in such Person.

        "Company" means Oshkosh Corporation and any successor thereto.

        "Consolidated Cash Flow Available for Fixed Charges" means, with respect to any Person for any period:

            (i)  the sum of, without duplication, the amounts for such period, taken as a single accounting period, of:

            (a)   Consolidated Net Income;

            (b)   Consolidated Non-cash Charges;

            (c)   Consolidated Interest Expense to the extent the same was deducted in computing Consolidated Net Income;

            (d)   Consolidated Income Tax Expense;

            (e)   (i) any net loss from discontinued operations and (ii) any fees and expenses incurred in connection with the closing of any issuance of Debt or Capital Interests, acquisition or disposition permitted under the Indenture; and

            (f)    any costs or expenses incurred by the Company or a Restricted Subsidiary pursuant to any management equity plan or stock option plan or any other management or employee benefit plan or agreement, any stock subscription or shareholder agreement, to the extent that such costs or expenses are funded with cash proceeds contributed to the capital of the Company or net cash proceeds of an issuance of Capital Interests of the Company (other than Redeemable Capital Interests); less

           (ii)  (x) net income from discontinued operations and (y) the amount of extraordinary, non-recurring or unusual gains.

        "Consolidated Fixed Charge Coverage Ratio" means, with respect to any Person, the ratio of the aggregate amount of Consolidated Cash Flow Available for Fixed Charges of such Person for the four full fiscal quarters, treated as one period, for which financial information in respect thereof is available immediately preceding the date of the transaction (the "Transaction Date") giving rise to the need to calculate the Consolidated Fixed Charge Coverage Ratio (such four full fiscal quarter period being referred to herein as the "Four Quarter Period") to the aggregate amount of Consolidated Fixed Charges of such Person for the Four Quarter Period. In addition to and without limitation of the foregoing, for purposes of this definition, "Consolidated Cash Flow Available for Fixed Charges" and "Consolidated Fixed Charges" shall be calculated after giving effect (i) to the cost of any compensation, remuneration or other benefit paid or provided to any employee, consultant, Affiliate or equity owner of the entity involved in any Asset Acquisition to the extent such costs are eliminated or reduced (or public announcement has been made of the intent to eliminate or reduce such costs) prior to the date of such calculation and not replaced; and (ii) on a pro forma basis for the period of such calculation, to any Asset Sales or other dispositions or Asset Acquisitions, investments, mergers, consolidations and discontinued operations (as determined in accordance with GAAP) occurring during the Four Quarter Period or any time subsequent to the last day of the Four Quarter Period and on or prior to the Transaction Date, as if such Asset Sale or other disposition or Asset Acquisition (including the Incurrence or assumption of any such Acquired Debt), investment, merger, consolidation or disposed operation occurred on the first day of the Four Quarter Period. For purposes of this definition, pro forma calculations shall be made in the good faith determination of the Company.

        Furthermore, in calculating "Consolidated Fixed Charges" for purposes of determining the denominator (but not the numerator) of this "Consolidated Fixed Charge Coverage Ratio":

            (i)  interest on outstanding Debt determined on a fluctuating basis as of the Transaction Date and which will continue to be so determined thereafter shall be deemed to have accrued at a fixed rate per annum equal to the rate of interest on such Debt in effect on the Transaction Date; and

           (ii)  if interest on any Debt actually Incurred on the Transaction Date may optionally be determined at an interest rate based upon a factor of a prime or similar rate, a eurocurrency interbank offered rate, or other rates, then the interest rate in effect on the Transaction Date will be deemed to have been in effect during the Four Quarter Period.

        If such Person or any of its Restricted Subsidiaries directly or indirectly Guarantees Debt of a third Person (excluding credit support for third party customer financing in the ordinary course of business) and such Guarantee or the Debt subject thereto is not otherwise included in the calculation of Consolidated Fixed Charges, the calculation of the Consolidated Fixed Charge Coverage Ratio shall give effect to the Incurrence of such Guaranteed Debt as if such Person or such Subsidiary had directly Incurred or otherwise assumed such Guaranteed Debt as if such Guarantee occurred on the first day of the Four Quarter Period.

        "Consolidated Fixed Charges" means, with respect to any Person for any period, the sum of, without duplication, the amounts for such period of:

            (i)  Consolidated Interest Expense; and

           (ii)  the product of (a) all dividends and other distributions paid or accrued during such period in respect of Redeemable Capital Interests of such Person and its Restricted Subsidiaries (other than dividends paid in Qualified Capital Interests), times (b) a fraction, the numerator of which is one and the denominator of which is one minus the then current combined federal, state and local statutory tax rate of such Person, expressed as a decimal.

        "Consolidated Income Tax Expense" means, with respect to any Person for any period, (x) if such Person is not a corporation, the Permitted Tax Payments of such Person for such period, or (y) if such Person is a corporation, the provision for federal, state, local and foreign income taxes of such Person and its Restricted Subsidiaries for such period as determined on a consolidated basis in accordance with GAAP paid or accrued during such period, including any penalties and interest related to such taxes or arising from any tax examinations, to the extent the same were deducted in computing Consolidated Net Income.

        "Consolidated Interest Expense" means, with respect to any Person for any period, without duplication, the sum of:

            (i)  the total interest expense of such Person and its Restricted Subsidiaries for such period as determined on a consolidated basis in accordance with GAAP, including, without limitation or duplication:

            (a)   any amortization of debt discount;

            (b)   the net cost under any Hedging Obligation or Swap Contract in respect of interest rate protection (including any amortization of discounts);

            (c)   the interest portion of any deferred payment obligation;

            (d)   all commissions, discounts and other fees and charges owed with respect to financing activities or similar activities; and

            (e)   all accrued interest;

           (ii)  the interest component of Capital Lease Obligations paid, accrued and/or scheduled to be paid or accrued by such Person and its Restricted Subsidiaries during such period determined on a consolidated basis in accordance with GAAP; and

          (iii)  all capitalized interest of such Person and its Restricted Subsidiaries for such period; less interest income of such Person and its Restricted Subsidiaries for such period; provided, however, that Consolidated Interest Expense will exclude (I) the amortization or write-off of debt issuance costs and deferred financing fees, commissions, fees and expenses, (II) any expensing of interim loan commitment and other financing fees, (III) fees and expenses incurred in connection with the issuance of the Notes and (IV) capitalized costs incurred in connection with the initial closing of any Hedging Obligation or Swap Contract.

        "Consolidated Net Income" means, with respect to any Person, for any period, the consolidated net income (or loss) of such Person and its Restricted Subsidiaries for such period as determined in accordance with GAAP, adjusted, to the extent included in calculating such net income, by:

          (A)  excluding, without duplication

              (i)  all extraordinary gains or losses (net of fees and expenses relating to the transaction giving rise thereto), income, expenses or charges;

             (ii)  the portion of net income of such Person and its Restricted Subsidiaries allocable to minority or non-controlling interests in unconsolidated Persons or Investments in Unrestricted Subsidiaries to the extent that cash dividends or distributions have not actually been received by such Person or one of its Restricted Subsidiaries; provided that for the avoidance of doubt, Consolidated Net Income shall be increased in amounts equal to the amounts of cash actually received;

            (iii)  gains or losses in respect of any Asset Sales by such Person or one of its Restricted Subsidiaries (net of fees and expenses relating to the transaction giving rise thereto), on an after-tax basis;

            (iv)  the net income (loss) from any disposed or discontinued operations or any net gains or losses on disposed or discontinued operations, on an after-tax basis;

             (v)  solely for purposes of determining the amount available for Restricted Payments under clause (c) of the first paragraph of "—Certain Covenants—Limitation on Restricted Payments," the net income of any Restricted Subsidiary (other than a Guarantor) or such Person to the extent that the declaration of dividends or similar distributions by that Restricted Subsidiary of that income is not at the time permitted, directly or indirectly, by operation of the terms of its charter or any agreement, instrument, judgment, decree, order, statute, rule or governmental regulations applicable to that Restricted Subsidiary or its stockholders; provided that for the avoidance of doubt, Consolidated Net Income shall be increased in amounts equal to the amounts of cash actually received;

            (vi)  any gain or loss realized as a result of the cumulative effect of a change in accounting principles;

           (vii)  any fees and expenses paid in connection with the issuance of the Notes;

          (viii)  non-cash compensation expense Incurred with any issuance of equity interests to an employee of such Person or any Restricted Subsidiary;

            (ix)  any net after-tax gains or losses attributable to the early extinguishment or conversion of Debt;

             (x)  any non-cash impairment charges or asset write-off or write-down resulting from the application of Financial Accounting Standards Board Accounting Standards Codification ("ASC") Topic 350 "Intangibles—Goodwill and Other" or ASC Topic 360 "Property, Plant and Equipment," and the amortization of intangibles arising pursuant to ASC Topic 805 "Business Combinations" or any related subsequent Statement of Financial Accounting Standards;

            (xi)  non-cash gains, losses, income and expenses resulting from fair value accounting required by ASC Topic 815 "Derivatives and Hedging" or any related subsequent Statement of Financial Accounting Standards;

           (xii)  any net unrealized gains and losses relating to mark-to-market of amounts denominated in foreign currencies resulting from the application of ASC Topic 830 "Foreign Currency Matters" or any related subsequent Statement of Financial Accounting Standards;

          (xiii)  accruals and reserves that are established within twelve months after the closing of any acquisition that are so required to be established as a result of such acquisition in accordance with GAAP;

          (xiv)  any net unrealized gain or loss (after any offset) resulting from currency translation gains or losses related to currency remeasurements of Debt (including any net gain or loss resulting from obligations under Hedging Obligations for currency exchange risk) and any foreign currency translation gains or losses;

           (xv)  any accruals and reserves that are established for expenses and losses, in respect of equity-based awards compensation expense (provided that if any such non-cash charges represent an accrual or reserve for potential cash items in any future period, the cash payment in respect thereof in such future period shall reduce Consolidated Net Income to such extent, and excluding amortization of a prepaid cash item that was paid in a prior period);

          (xvi)  any expenses, charges or losses that are covered by indemnification or other reimbursement provisions in connection with any Investment or any sale, conveyance, transfer or other disposition of assets permitted under the Indenture, to the extent actually reimbursed, or, so long as the Company has made a determination that a reasonable basis exists for indemnification or reimbursement and only to the extent that such amount is in fact indemnified or reimbursed within 365 days of such determination (with a deduction in the applicable future period for any amount so added back to the extent not so indemnified or reimbursed within such 365 days);

         (xvii)  to the extent covered by insurance and actually reimbursed, or, so long as the Company has made a determination that there exists reasonable evidence that such amount will in fact be reimbursed by the insurer and only to the extent that such amount is in fact reimbursed within 365 days of the date of such determination (with a deduction in the applicable future period for any amount so added back to the extent not so reimbursed within such 365 days), expenses, charges or losses with respect to liability or casualty events or business interruption; and

          (B)  including, without duplication, dividends and distributions from joint ventures actually received in cash by the Company.

        "Consolidated Net Tangible Assets" of any Person means the aggregate amount of assets of such Person and its Restricted Subsidiaries after deducting therefrom (to the extent otherwise included therein) all goodwill, trade names, trademarks, patents, unamortized debt discount and expense and other like intangibles, all as set forth on the most recent quarterly or annual (as the case may be) consolidated balance sheet (prior to the relevant date of determination) of such Person and its Restricted Subsidiaries in accordance with GAAP.

        "Consolidated Non-cash Charges" means, with respect to any Person for any period, the aggregate depreciation, amortization (including amortization of goodwill, other intangibles, deferred financing fees, debt issuance costs, commissions, fees and expenses) and other non-cash expenses, charges, losses and other items of such Person and its Restricted Subsidiaries reducing Consolidated Net Income of such Person and its Restricted Subsidiaries for such period, determined on a consolidated basis in accordance with GAAP (excluding any such charges constituting an extraordinary item or loss and excluding any charge which requires an accrual of or a reserve for cash charges for any future period).

        "Credit Agreement" means the Company's senior credit facilities, dated as of September 27, 2010 (and as amended as of July 13, 2012), between the Company and guarantors named therein and Bank of America, N.A., as administrative agent, and the other agents and lenders named therein, together with all related notes, letters of credit, collateral documents, guarantees, and any other related agreements and instruments executed and delivered in connection therewith, in each case as amended, modified, supplemented, restated, refinanced, refunded or replaced in whole or in part from time to time including by or pursuant to any agreement or instrument that extends the maturity of any Debt thereunder, or increases the amount of available borrowings thereunder (provided that such increase in borrowings is permitted under clause (i) of the definition of the term "Permitted Debt"), or adds Subsidiaries of the Company as additional borrowers or guarantors thereunder, in each case with respect to such agreement or any successor or replacement agreement and whether by the same or any other agent, lender, group of lenders, purchasers or debt holders.

        "Credit Facilities" means one or more credit facilities (including the Credit Agreement) and indentures with banks or other lenders or investors providing for revolving or term loans or debt or the issuance of letters of credit or bankers' acceptances.

        "Debt" means at any time (without duplication), with respect to any Person, whether recourse is to all or a portion of the assets of such Person, or non-recourse, the following: (i) all indebtedness of such Person for money borrowed or for the deferred purchase price of property, excluding any trade payables or other current liabilities Incurred in the normal course of business; (ii) all obligations of such Person evidenced by bonds, debentures, notes, or other similar instruments; (iii) all reimbursement obligations of such Person with respect to letters of credit (other than letters of credit that are secured by cash or Eligible Cash Equivalents), bankers' acceptances or similar facilities (excluding obligations in respect of letters of credit or bankers' acceptances issued in respect of trade payables) issued for the account of such Person; provided that such obligations shall not constitute Debt except to the extent drawn and not repaid within five business days; (iv) all indebtedness created or arising under any conditional sale or other title retention agreement (other than operating leases) with respect to property or assets acquired by such Person; (v) all Capital Lease Obligations of such Person; (vi) the maximum fixed redemption or repurchase price of Redeemable Capital Interests in such Person at the time of determination; (vii) any Swap Contracts and Hedging Obligations of such Person at the time of determination; (viii) Attributable Debt with respect to any Sale and Leaseback Transaction to which such Person is a party; and (ix) all obligations of the types referred to in clauses (i) through (viii) of this definition of another Person, the payment of which, in either case, (A) such Person has Guaranteed or (B) is secured by (or the holder of such Debt or the recipient of such dividends or other distributions has an existing right, whether contingent or otherwise, to be secured by) any Lien upon the property or other assets of such Person, even though such Person has not assumed or become liable for the payment of such Debt.

        For purposes of the foregoing: (a) the maximum fixed repurchase price of any Redeemable Capital Interests that do not have a fixed repurchase price shall be calculated in accordance with the terms of such Redeemable Capital Interests as if such Redeemable Capital Interests were repurchased on any date on which Debt shall be required to be determined pursuant to the Indenture; provided, however, that, if such Redeemable Capital Interests are not then permitted to be repurchased, the repurchase price shall be the book value of such Redeemable Capital Interests; (b) the amount outstanding at any time of any Debt issued with original issue discount is the principal amount of such Debt less the remaining unamortized portion of the original issue discount of such Debt at such time as determined in conformity with GAAP, but such Debt shall be deemed Incurred only as of the date of original issuance thereof; (c) the amount of any Debt described in clause (vii) is the net amount payable (after giving effect to permitted set off) if such Swap Contracts or Hedging Obligations are terminated at that time due to default of such Person; (d) the amount of any Debt described in clause (ix)(A) above shall be the stated or determinable amount of or, if not stated or if indeterminable, the maximum reasonably anticipated liability under any such Guarantee; (e) the amount of any Debt described in clause (ix)(B) above shall be the lesser of (I) the maximum amount of the obligations so secured and (II) the Fair Market Value of such property or other assets; (f) interest, fees, premium, and expenses and additional payments, if any, will not constitute Debt and (g) the amount of Debt of the Company and its Subsidiaries shall be calculated without duplication of Guarantees of the Company or any Subsidiary in respect thereof.

        Notwithstanding the foregoing, (i) in connection with the purchase by the Company or any Restricted Subsidiary of any business or assets, the term "Debt" will exclude (x) customary indemnification obligations and (y) post-closing payment adjustments to which the seller may become entitled to the extent such payment is determined by a final closing balance sheet or such payment is otherwise contingent; provided, however, that, at the time of closing, the amount of any such payment is not determinable and, to the extent such payment thereafter becomes fixed and determined, the amount is paid within 60 days thereafter, and (ii) the term "Debt" will exclude debt that has been defeased, satisfied and discharged, repaid, retired, repurchased or redeemed in accordance with its terms and, to the extent such defeasance, satisfaction and discharge, repayment, retirement, repurchase or redemption constitutes a Restricted Payment, in accordance with the provisions of "—Certain Covenants—Limitation on Restricted Payments" set forth above.

        The amount of Debt of any Person at any date shall be the outstanding balance at such date of all unconditional obligations and Guarantees as described above and, only upon the occurrence of the contingency giving rise to the obligations, the maximum reasonably anticipated liability of any contingent obligations (other than Guarantees) at such date; provided, however, that in the case of Debt sold at a discount, the amount of such Debt at any time will be the accreted value thereof at such time. If such Person or any of its Restricted Subsidiaries directly or indirectly Guarantees Debt of a third Person, the amount of Debt of such Person shall give effect to the Incurrence of such Guaranteed Debt (excluding credit support for third party customer financing in the ordinary course of business) as if such Person or such Subsidiary had directly Incurred or otherwise assumed such Guaranteed Debt.

        "Default" means any event that is, or after notice or passage of time, or both, would be, an Event of Default.

        "Designated Non-cash Consideration" means the Fair Market Value of non-cash consideration, including Related Business Assets and Capital Interests in a Restricted Subsidiary or a Person that is designated as a Restricted Subsidiary, received by the Company or a Restricted Subsidiary in connection with an Asset Sale that is so designated as Designated Non-cash Consideration pursuant to an Officer's Certificate, setting forth the basis of such valuation less the amount of cash or Cash Equivalents received in connection with a subsequent sale of or collection on such Designated Non-cash Consideration.

        "Eligible Bank" means a bank or trust company that (i) is licensed, chartered or organized and existing under the laws of the United States of America or Canada, or any state, territory, province or possession thereof, (ii) as of the time of the making or acquisition of an Investment in such bank or trust company, has combined capital and surplus in excess of $500.0 million and (iii) the senior Debt of which is rated at least "A-2" by Moody's or at least "A" by S&P.

        "Eligible Cash Equivalents" means any of the following Investments: (i) securities issued or directly and fully guaranteed or insured by the United States or any agency or instrumentality thereof (provided that the full faith and credit of the United States is pledged in support thereof) maturing not more than one year after the date of acquisition; (ii) time deposits in and certificates of deposit of any Eligible Bank; provided that such Investments have a maturity date not more than two years after date of acquisition and that the Average Life of all such Investments is one year or less from the respective dates of acquisition; (iii) repurchase obligations with a term of not more than 180 days for underlying securities of the types described in clause (i) above entered into with any Eligible Bank; (iv) direct obligations issued by any state of the United States or any political subdivision or public instrumentality thereof, provided that such Investments mature, or are subject to tender at the option of the holder thereof, within 365 days after the date of acquisition and, at the time of acquisition, have a rating of at least A from S&P or A-2 from Moody's (or an equivalent rating by any other nationally recognized rating agency); (v) commercial paper of any Person other than an Affiliate of the Company and other than structured investment vehicles; provided that such Investments have one of the two highest ratings obtainable from either S&P or Moody's and mature within 180 days after the date of acquisition; (vi)(A) overnight and demand deposits in and bankers' acceptances of any Eligible Bank and (B) overnight and demand deposits in any other bank or trust company to the extent insured by the Federal Deposit Insurance Corporation against the Bank Insurance Fund; (vii) corporate bonds rated A/A2 or better; (viii) money market funds substantially all of the assets of which comprise Investments of the types described in clauses (i) through (vii); and (ix) Investments equivalent to those referred to in clauses (i) through (viii) above or funds equivalent to those referred to in clause (viii) above denominated in U.S. dollars, Euros or any other foreign currency issued by a foreign issuer or bank comparable in credit quality and tender to those referred to in such clauses and customarily used by corporations for cash management purposes in jurisdictions outside the United States to the extent reasonably required in connection with any business conducted by any Restricted Subsidiary organized or operating in such jurisdiction, all as determined in good faith by the Company.

        "Exchange Act" means the Securities Exchange Act of 1934, as amended.

        "Expiration Date" has the meaning set forth in the definition of "Offer to Purchase."

        "Fair Market Value" means, with respect to the consideration received or paid in any transaction or series of transactions, the fair market value thereof as determined in good faith by the Company. In the case of a transaction between the Company or a Restricted Subsidiary, on the one hand, and a Receivable Subsidiary, on the other hand, if the Company determines in its sole discretion that such determination is appropriate, a determination as to Fair Market Value may be made at the commencement of the transaction and be applicable to all dealings between the Receivable Subsidiary and the Company or such Restricted Subsidiary during the course of such transaction.

        "Floor Plan Financing Facility" means any facility entered or to be entered into by the Company or any Restricted Subsidiary pursuant to which such Person may (i) incur Debt to purchase vehicles and/or related equipment from vendors for the prompt resale to customers in the ordinary course of business and (ii) grant a security interest in such vehicles and/or related equipment to secure such borrowings.

        "Foreign Restricted Subsidiary" means any Restricted Subsidiary other than a Restricted Subsidiary incorporated or otherwise organized or existing under the laws of any state of the United States or the District of Columbia.

        "Four Quarter Period" has the meaning set forth in the definition of Consolidated Fixed Charge Coverage Ratio.

        "GAAP" means generally accepted accounting principles in the United States, consistently applied, as set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial

Accounting Standards Board, or in such other statements by such other entity as may be approved by a significant segment of the accounting profession of the United States, which are in effect from time to time; provided, that solely for purposes of calculating Capital Lease Obligations and determining whether a lease constitutes an operating lease or a capital lease, "GAAP" means generally accepted accounting principles as used in the United States on December 31, 2013 consistently applied.

        "Guarantee" means, as applied to any Debt of another Person, (i) a guarantee (other than by endorsement of negotiable instruments for collection in the normal course of business), direct or indirect, in any manner, of any part or all of such Debt, (ii) any direct or indirect obligation, contingent or otherwise, of a Person guaranteeing or having the effect of guaranteeing the Debt of any other Person in any manner and (iii) an agreement of a Person, direct or indirect, contingent or otherwise, the practical effect of which is to assure in any way the payment (or payment of damages in the event of non-payment) of all or any part of such Debt of another Person (and "Guaranteed" and "Guaranteeing" shall have meanings that correspond to the foregoing).

        "Guarantor" means any Person that executes a Note Guarantee in accordance with the provisions of the Indenture and their respective successors and assigns (subject to release in accordance with the Indenture).

        "Hedging Obligations" of any Person means the obligations of such Person pursuant to any interest rate agreement, currency agreement or commodity agreement, excluding commodity agreements relating to raw materials used in the ordinary course of the Company's business.

        "Holder" means a Person in whose name a Note is registered in the security register.

        "Incur" means, with respect to any Debt of any Person, to create, issue, incur (by conversion, exchange or otherwise), assume, Guarantee or otherwise become liable in respect of such Debt or the recording, as required pursuant to GAAP or other applicable accounting standards, of any such Debt on the balance sheet of such Person; provided, however, that a change in GAAP or an interpretation thereunder that results in an obligation of such Person that exists at such time becoming Debt shall not be deemed an Incurrence of such Debt. Debt otherwise Incurred by a Person before it becomes a Subsidiary of the Company shall be deemed to be Incurred at the time at which such Person becomes a Subsidiary of the Company. "Incurrence," "Incurred," "Incurrable" and "Incurring" shall have meanings that correspond to the foregoing. A Guarantee by the Company or a Restricted Subsidiary of Debt Incurred by the Company or a Restricted Subsidiary, as applicable, shall not be a separate Incurrence of Debt. In addition, the following shall not be deemed a separate Incurrence of Debt:

          (1)   amortization of debt discount or accretion of principal with respect to a non-interest bearing or other discount security;

          (2)   the payment of regularly scheduled interest in the form of additional Debt of the same instrument or the payment of regularly scheduled dividends on Capital Interests in the form of additional Capital Interests of the same class and with the same terms;

          (3)   the obligation to pay a premium in respect of Debt arising in connection with the issuance of a notice of redemption or making of a mandatory offer to purchase such Debt; and

          (4)   unrealized losses or charges in respect of Hedging Obligations.

        "Initial Purchasers" means J.P. Morgan Securities LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated, RBS Securities Inc. and Wells Fargo Securities, LLC and such other initial purchasers party to the purchase agreement entered into in connection with the offer and sale of the Notes on the Issue Date and any similar purchase agreement in connection with any Additional Notes.

        "Investment" by any Person means any direct or indirect loan, advance, guarantee for the benefit of (or other extension of credit) or capital contribution to (by means of any transfer of cash or other property or assets to another Person or any other payments for property or services for the account or use of another Person) another Person, including, without limitation, the following: (i) the purchase or acquisition of any Capital Interest or other evidence of beneficial ownership in another Person; (ii) the purchase, acquisition or Guarantee of the Debt of another Person; and (iii) the purchase or acquisition of the business or assets of another Person substantially as an entirety but shall exclude: (a) accounts receivable and other extensions of trade credit in accordance with the Company's customary practices; (b) the acquisition of property and assets from suppliers and other vendors in the normal course of business; and (c) prepaid expenses and workers' compensation, utility, lease and similar deposits, in the normal course of business.

        "Investment Grade Rating" designates a rating of BBB- or higher by S&P or Baa3 or higher by Moody's or the equivalent of such ratings by S&P or Moody's. In the event that the Issuer shall select any other Rating Agency as provided under the definition of the term "Rating Agencies," the equivalent of such ratings by such Rating Agency shall be used.

        "Issue Date" means February 21, 2014.

        "Leasing Assets" means, with respect to any lease, all of the following property and interests in property whether now existing or existing in the future or hereafter acquired or arising: (i) all vehicles or equipment manufactured or refurbished by the Company or any of its Subsidiaries (and truck chassis, cement block boom trucks and similar vehicles or equipment manufactured or refurbished by third parties) and acquired by a Leasing Subsidiary in connection with such assets being contemporaneously leased to a third party; (ii) all leases and other contracts or agreements relating to the lease financing by a customer of vehicles or equipment manufactured or refurbished by the Company or any of its Subsidiaries; (iii) all accounts receivable and other obligations incurred by lessees in connection with the foregoing, no matter how evidenced; (iv) all rights to any vehicles or equipment subject to any of the foregoing after or in connection with creation of the foregoing, including, without limitation, returned or repossessed goods; (v) all reserves and credit balances with respect to any such lease contracts or agreements or lessees; (vi) all letters of credit, security or guarantees for any of the foregoing; (vii) all insurance policies or reports relating to any of the foregoing; and (viii) all books and records relating to any of the foregoing.

        "Leasing Subsidiary" means Oshkosh/McNeilus Financial Services, Inc., Oshkosh Equipment Finance, L.L.C. and any other Subsidiary (or partnership of which a Subsidiary of the Company is a general or limited partner) that is designated by the Board of Directors of the Company as a Leasing Subsidiary and that is exclusively engaged in Leasing Transactions and activities incidental thereto. If at any time any Leasing Subsidiary should engage in a material transaction or activity other than those described above, it shall thereafter cease to be a Leasing Subsidiary for purposes of the Indenture.

        "Leasing Transaction" means (i) the sale, lease or other disposition to a third party of Leasing Assets or an interest therein; (ii) the borrowing of money secured by Leasing Assets; or (iii) the sale or other disposition of Leasing Assets or an interest therein to a Leasing Subsidiary followed by a financing transaction in connection with such sale or disposition of such Leasing Assets (whether such financing transaction is effected by such Leasing Subsidiary or by a third party to whom such Leasing Subsidiary sells such Leasing Assets or interests therein); provided that in each of the foregoing, the Company or its Restricted Subsidiaries receive or have received at least 95% of the aggregate sale price attributed to the vehicles and equipment that underlie the leases financed in such transaction.

        "Lien" means, with respect to any property or other asset, any mortgage, deed of trust, deed to secure debt, pledge, hypothecation, assignment for security purposes, deposit arrangement, security interest, lien (statutory or otherwise), charge, easement, encumbrance or other security agreement or arrangement of any kind or nature whatsoever on or with respect to such property or other asset (including, without limitation, any conditional sale or other title retention agreement having substantially the same economic effect as any of the foregoing).

        "Leverage Ratio" means, with respect to any Person as of any date of determination, the ratio of (x) the total consolidated Debt of such Person and its Restricted Subsidiaries as of the end of the most recent Four Quarter Period for which financial statements are publicly available, which would be reflected as a liability on a consolidated balance sheet of such Person and its Restricted Subsidiaries prepared as of such date in the good faith determination of the Company, minus the cash, cash equivalents and marketable securities reflected as assets on such consolidated balance sheet, to (y) the Consolidated Cash Flow Available for Fixed Charges of such Person for the then most recent Four Quarter Period for which financial statements are publicly available, in each case with such pro forma adjustments to the amount of consolidated Debt and Consolidated Cash Flow Available for Fixed Charges as are appropriate and consistent with the pro forma adjustment provisions set forth in the definition of Consolidated Fixed Charge Coverage Ratio.

        "Moody's" means Moody's Investors Service, Inc. and any successor to its rating agency business.

        "Net Cash Proceeds" means, with respect to Asset Sales of any Person, cash and Eligible Cash Equivalents received, net of: (i) all reasonable out-of-pocket costs and expenses of such Person incurred in connection with such a sale, including, without limitation, all legal, accounting, title and recording tax expenses, commissions and other fees and expenses incurred and all federal, state, foreign and local taxes arising in connection with such an Asset Sale that are paid or required to be accrued as a liability under GAAP by such Person; (ii) all payments made by such Person on any Debt that is secured by such properties or other assets in accordance with the terms of any Lien upon or with respect to such properties or other assets or that must, by the terms of such Lien or such Debt, or in order to obtain a necessary consent to such transaction or by applicable law, be repaid to any other Person (other than the Company or a Restricted Subsidiary thereof) in connection with such Asset Sale; and (iii) all contractually required distributions and other payments made to minority interest holders in Restricted Subsidiaries of such Person as a result of such transaction; provided, however, that: (a) in the event that any consideration for an Asset Sale (which would otherwise constitute Net Cash Proceeds) is required by (I) contract to be held in escrow pending determination of whether a purchase price adjustment will be made or (II) GAAP to be reserved against other liabilities in connection with such Asset Sale, such consideration (or any portion thereof) shall become Net Cash Proceeds only at such time as it is released to such Person from escrow or otherwise; and (b) any non-cash consideration received in connection with any transaction, which is subsequently converted to cash, shall become Net Cash Proceeds only at such time as it is so converted.

        "Non-Recourse Receivable Subsidiary Indebtedness" has the meaning set forth in the definition of "Receivable Subsidiary."

        "Obligations" means any principal, premium, interest (including any interest accruing subsequent to the filing of a petition in bankruptcy, reorganization or similar proceeding at the rate provided for in the documentation with respect thereto, whether or not such interest is an allowed claim under applicable state, federal or foreign law), penalties, fees, indemnifications, reimbursements (including reimbursement obligations with respect to letters of credit and banker's acceptances), damages and other liabilities, and guarantees of payment of such principal, interest, penalties, fees, indemnifications, reimbursements, damages and other liabilities, payable under the documentation governing any Debt.

        "Offer" has the meaning set forth in the definition of "Offer to Purchase."

        "Offer to Purchase" means a written offer (the "Offer") sent by the Company by first class mail, postage prepaid, to each Holder at such Holder's address appearing in the security register on the date of the Offer, offering to purchase up to the aggregate principal amount of Notes set forth in such Offer at the purchase price set forth in such Offer (as determined pursuant to the Indenture). Unless otherwise required by applicable law, the offer shall specify an expiration date (the "Expiration Date") of the Offer to Purchase which shall be, subject to any contrary requirements of applicable law, not less than 30 days or more than 60 days after the date of mailing of such Offer (or, if such Offer is conditioned upon the occurrence of a Change of Control Triggering Event, not more than 60 days after the date of such Change of Control Triggering Event) and a settlement date (the "Purchase Date") for purchase of Notes within five business days after the Expiration Date. The Company shall notify the Trustee in writing at least 15 days (or such shorter period as is acceptable to the Trustee) prior to the mailing of the Offer of the Company's obligation to make an Offer to Purchase, and the Offer shall be mailed by the Company or, at the Company's request, by the Trustee in the name and at the expense of the Company. The Offer shall contain all instructions and materials necessary to enable such Holders to tender Notes pursuant to the Offer to Purchase. The Offer shall also state:

          (1)   the Section of the Indenture pursuant to which the Offer to Purchase is being made;

          (2)   the Expiration Date and the Purchase Date;

          (3)   the aggregate principal amount of the outstanding Notes offered to be purchased pursuant to the Offer to Purchase (including, if less than 100%, the manner by which such amount has been determined pursuant to Indenture covenants requiring the Offer to Purchase) (the "Purchase Amount");

          (4)   the purchase price to be paid by the Company for each $2,000 principal amount of Notes (and integral multiples of $1,000 in excess thereof) accepted for payment (as specified pursuant to the Indenture) (the "Purchase Price");

          (5)   that the Holder may tender all or any portion of the Notes registered in the name of such Holder and that any portion of a Note tendered must be tendered in a minimum amount of $2,000 principal amount (and integral multiples of $1,000 in excess thereof);

          (6)   the place or places where Notes are to be surrendered for tender pursuant to the Offer to Purchase, if applicable;

          (7)   that, unless the Company defaults in making such purchase, any Note accepted for purchase pursuant to the Offer to Purchase will cease to accrue interest on and after the Purchase Date, but that any Note not tendered or tendered but not purchased by the Company pursuant to the Offer to Purchase will continue to accrue interest at the same rate;

          (8)   that, on the Purchase Date, the Purchase Price will become due and payable upon each Note accepted for payment pursuant to the Offer to Purchase;

          (9)   that each Holder electing to tender a Note pursuant to the Offer to Purchase will be required to surrender such Note or cause such Note to be surrendered at the place or places set forth in the Offer prior to the close of business on the Expiration Date (such Note being, if the Company or the Trustee so requires, duly endorsed by, or accompanied by a written instrument of transfer in form satisfactory to the Company and the Trustee duly executed by, the Holder thereof or such Holder's attorney duly authorized in writing);

          (10) that Holders will be entitled to withdraw all or any portion of Notes tendered if the Company (or its paying agent) receives, not later than the close of business on the Expiration Date, a facsimile transmission or letter setting forth the name of the Holder, the aggregate principal amount of the Notes the Holder tendered, the certificate number of the Note the Holder tendered and a statement that such Holder is withdrawing all or a portion of such Holder's tender;

          (11) that (a) if Notes having an aggregate principal amount less than or equal to the Purchase Amount are duly tendered and not withdrawn pursuant to the Offer to Purchase, the Company shall purchase all such Notes and (b) if Notes having an aggregate principal amount in excess of the Purchase Amount are tendered and not withdrawn pursuant to the Offer to Purchase, the Company shall purchase Notes having an aggregate principal amount equal to the Purchase Amount on a pro rata basis (with such adjustments as may be deemed appropriate so that only

  Notes in denominations of $2,000 principal amount or integral multiples of $1,000 in excess thereof shall be purchased); and

          (12) if applicable, that, in the case of any Holder whose Note is purchased only in part, the Company shall execute, and the Trustee shall authenticate and deliver to the Holder of such Note without service charge, a new Note or Notes, of any authorized denomination as requested by such Holder, in the aggregate principal amount equal to and in exchange for the unpurchased portion of the aggregate principal amount of the Notes so tendered.

        "Officers' Certificate" means a certificate signed by two officers of the Company or a Guarantor, as applicable, one of whom must be the principal executive officer, the principal financial officer or the principal accounting officer of the Company or such Guarantor, as applicable.

        "Permitted Business" means any business similar in nature to any business conducted by the Company and the Restricted Subsidiaries on the Issue Date and any business reasonably ancillary, incidental, complementary or related to, or a reasonable extension, development or expansion of, the business conducted by the Company and the Restricted Subsidiaries on the Issue Date, in each case, as determined in good faith by the Company.

        "Permitted Debt" means

            (i)  Debt Incurred pursuant to any Credit Facilities in an aggregate principal amount at any one time outstanding not to exceed the greater of (A) $1,900.0 million minus any amount used to permanently repay such Obligations (or permanently reduce commitments with respect thereto) pursuant to the "Limitation on Asset Sales" covenant, and (B) an amount equal to 3.5 multiplied by the Consolidated Cash Flow Available for Fixed Charges of the Company and its Restricted Subsidiaries for the most recent Four Quarter Period, after giving effect on a pro forma basis for the period of such calculation to any Asset Sales or other dispositions or Asset Acquisitions, investments, mergers, consolidations and discontinued operations (as determined in accordance with GAAP) occurring during the Four Quarter Period or any time subsequent to the last day of the Four Quarter Period and on or prior to the determination date, as if such Asset Sale or other disposition or Asset Acquisition (including the Incurrence or assumption of any Acquired Debt), investment, merger, consolidation or disposed operation occurred on the first day of the Four Quarter Period. For purposes of this definition, pro forma calculations shall be made in the good faith determination of the Company;

           (ii)  Debt under the Notes and contribution, indemnification and reimbursement obligations owed by the Company or any Guarantor to any of the other of them in respect of amounts paid or payable on such Notes;

          (iii)  Guarantees of the Notes;

          (iv)  Debt of the Company or any Restricted Subsidiary outstanding on the Issue Date (other than clause (i), (ii) or (iii) above);

           (v)  Debt owed to and held by the Company or a Restricted Subsidiary;

          (vi)  Guarantees Incurred by the Company of Debt of a Restricted Subsidiary otherwise permitted to be Incurred under the Indenture;

         (vii)  Guarantees by any Restricted Subsidiary of Debt of the Company or any Restricted Subsidiary, including Guarantees by any Restricted Subsidiary of Debt under the Credit Agreement; provided that (a) such Debt is Permitted Debt or is otherwise Incurred in accordance with the "Limitation on Incurrence of Debt" covenant and (b) if the Debt being guaranteed is subordinated to the Notes, such Guarantees are subordinated to the Notes to the same extent as the Debt being guaranteed;

        (viii)  Debt Incurred in respect of workers' compensation claims, health, disability or other employee benefits or property, casualty or liability insurance and self-insurance obligations, and, for the avoidance of doubt, indemnity, bid, performance, warranty, release, appeal, surety and similar bonds, letters of credit for operating purposes and completion guarantees provided or Incurred (including Guarantees thereof) by the Company or a Restricted Subsidiary in the ordinary course of business;

          (ix)  Debt under Swap Contracts and Hedging Obligations;

           (x)  Debt owed by the Company to any Restricted Subsidiary, or by any Restricted Subsidiary to the Company or to any other Restricted Subsidiary; provided that if for any reason such Debt ceases to be held by the Company or a Restricted Subsidiary, as applicable, such Debt shall cease to be Permitted Debt under this clause (x) and shall be deemed Incurred as Debt of the Company for purposes of the Indenture;

          (xi)  Debt of the Company or any Restricted Subsidiary pursuant to Capital Lease Obligations, Synthetic Lease Obligations and Purchase Money Debt; provided that the aggregate principal amount of such Debt outstanding at the time of incurrence may not exceed the greater of $150.0 million and 5.50% of the Consolidated Net Tangible Assets of the Company and its Restricted Subsidiaries in the aggregate;

         (xii)  Debt arising from agreements of the Company or a Restricted Subsidiary providing for indemnification, contribution, earnout, adjustment of purchase price or similar obligations, in each case, incurred or assumed in connection with the acquisition or disposition of any business, assets or Capital Interests of a Restricted Subsidiary otherwise permitted under the Indenture;

        (xiii)  the issuance by any of the Company's Restricted Subsidiaries to the Company or to any of its Restricted Subsidiaries of shares of Preferred Interests; provided, however, that:

            (a)   any subsequent issuance or transfer of Capital Interests that results in any such Preferred Interests being held by a Person other than the Company or a Restricted Subsidiary; and

            (b)   any sale or other transfer of any such Preferred Interests to a Person that is not either the Company or a Restricted Subsidiary; shall be deemed, in each case, to constitute an issuance of such Preferred Interests by such Restricted Subsidiary that was not permitted by this clause (xiii);

        (xiv)  Debt arising from the honoring by a bank or other financial institution of a check, draft or similar instrument drawn against insufficient funds in the ordinary course of business; provided, however, that such Debt is extinguished within five business days of Incurrence and Debt arising from negative account balances in cash pooling arrangements arising in the ordinary course of business;

          (xv)  Debt owing to the Company by any Subsidiary or Debt owing to any Guarantor Subsidiary by the Company or another Subsidiary;

        (xvi)  Debt incurred by the Company or any Subsidiary pursuant to any Floor Plan Financing Facility that (A) is non-interest bearing and has a stated maturity of 120 days or less, or (B) does not exceed any time outstanding $100.0 million;

       (xvii)  obligations of the Company or its Subsidiaries in respect of customer advances received and held in the ordinary course of business;

      (xviii)  Debt constituting credit support for third party customer financing in the ordinary course of business;

        (xix)  performance bonds or performance guaranties (or bank guaranties or letters of credit in lieu thereof) entered into in the ordinary course of business;

          (xx)  Debt incurred by a Leasing Subsidiary in a Leasing Transaction that is non-recourse to the Company or any Restricted Subsidiary of the Company (other than Leasing Subsidiaries);

        (xxi)  Guarantees by the Company with respect to up to $10.0 million at any time outstanding of Debt of Leasing Subsidiaries;

       (xxii)  Debt of the Company or any Restricted Subsidiary not otherwise permitted pursuant to this definition, in an aggregate principal amount not to exceed at the time of incurrence the greater of $250.0 million and 9.25% of the Consolidated Net Tangible Assets of the Company and its Restricted Subsidiaries; and

      (xxiii)  Refinancing Debt.

        Notwithstanding anything herein to the contrary, Debt permitted under clauses (i), (ii), (xi) and (xv) of this definition of "Permitted Debt" shall not constitute "Refinancing Debt" under clause (xxiii) of this definition of "Permitted Debt."

        "Permitted Liens" means:

          (a)   Liens existing at the Issue Date;

          (b)   Liens that secure (A) Debt under Credit Facilities permitted pursuant to clause (i) of the definition of "Permitted Debt," (B) Hedging Obligations and Swap Contracts relating to such Credit Facilities and permitted under the agreements related thereto and (C) fees, expenses and other amounts payable under such Credit Facilities or payable pursuant to cash management agreements or agreements with respect to similar banking services relating to such Credit Facilities and permitted under the agreements related thereto;

          (c)   any Lien for taxes or assessments or other governmental charges or levies not then delinquent for more than 90 days, that are then remaining payable without penalty or which are being contested in good faith and for which adequate reserves are being maintained to the extent required by GAAP and, in each case, to the extent no notice of lien has been filed or recorded under the Code;

          (d)   any warehousemen's, materialmen's, mechanic's, repairmen's, landlord's or other similar Liens arising by law for sums not then due and payable (or which, if due and payable, remain payable without penalty or are being contested in good faith and with respect to which adequate reserves are being maintained, to the extent required by GAAP);

          (e)   survey exceptions, encumbrances, easements or reservations of, or rights of others for, licenses, rights-of-way, sewers, electric lines, telegraph and telephone lines and other similar purposes, or zoning or other similar restrictions as to the use of real properties or Liens incidental to the conduct of the business of such Person or to the ownership of its properties which do not individually or in the aggregate materially adversely affect the value of the Company and its Restricted Subsidiaries taken as a whole or materially impair the operation of the business of the Company and its Restricted Subsidiaries taken as a whole;

          (f)    pledges or deposits (i) in connection with workers' compensation, unemployment and other insurance, other social security legislation and other types of statutory obligations or the requirements of any official body; (ii) to secure the performance of tenders, bids, surety or performance bonds, leases, purchase, construction, sales or servicing contracts (including utility contracts) and other similar obligations Incurred in the ordinary course of business; (iii) to obtain or secure obligations with respect to letters of credit, Guarantees, bonds or other sureties or assurances given in connection with the activities described in clauses (i) and (ii) above, in each case not Incurred or made in connection with the borrowing of money, the obtaining of advances or credit or the payment of the deferred purchase price of property or services or imposed by ERISA or the Code in connection with a "plan" (as defined in ERISA); or (iv) arising in connection with any attachment unless such Liens shall not be satisfied or discharged or stayed pending appeal within 60 days after the entry thereof or the expiration of any such stay;

          (g)   Liens on property or assets of a Person existing at the time such Person acquires such property or assets, is merged with or into or consolidated with the Company or a Restricted Subsidiary; or becomes a Restricted Subsidiary (and not created or Incurred in anticipation of such transaction), provided that such Liens are not extended to the property and assets of the Company and its Restricted Subsidiaries other than the property or assets acquired and the proceeds thereof;

          (h)   Liens securing Debt of a Restricted Subsidiary owed to and held by the Company or a Restricted Subsidiary thereof;

          (i)    for the avoidance of doubt, other Liens (not securing Debt) incidental to the conduct of the business of the Company or any of its Restricted Subsidiaries, as the case may be, or the ownership of their assets which do not individually or in the aggregate materially adversely affect the value of the Company and its Restricted Subsidiaries taken as a whole or materially impair the operation of the business of the Company and its Restricted Subsidiaries taken as a whole;

          (j)    Liens to secure any extension, renewal, refinancing or refunding (or successive extensions, renewals, refinancings or refundings), in whole or in part, in accordance with the terms of the Indenture of any Debt secured by Liens referred to in clauses (a), (b), (g), (m) and (w) hereof to the extent that such Liens do not extend to any other property or assets and the principal amount of the obligations secured by such Liens is not increased;

          (k)   Liens in favor of customs or revenue authorities arising as a matter of law to secure payment of custom duties in connection with the importation of goods incurred in the ordinary course of business;

          (l)    licenses and sublicenses of intellectual property granted in the ordinary course of business;

          (m)  Liens to secure Capital Lease Obligations, Synthetic Lease Obligations and Purchase Money Debt permitted to be incurred pursuant to clause (xi) of the definition of "Permitted Debt"; provided that such Liens do not extend to or cover any assets other than such assets acquired or constructed after the Issue Date with the proceeds of such Capital Lease Obligation, Synthetic Lease Obligation or Purchase Money Debt and any assets that, in the ordinary course of business, are subject to Liens in favor of the same creditor for other assets subject to existing Capital Lease Obligations, Synthetic Lease Obligations and Purchase Money Debt;

          (n)   Liens in favor of the Company or any Guarantor;

          (o)   Liens upon specific items of inventory or other goods and proceeds of any Person securing such Person's obligation in respect of letters of credit and banker's acceptances issued or created in the ordinary course of business for the account of such Person to facilitate the purchase, shipment or storage of such inventory or other goods;

          (p)   Liens securing Debt Incurred to finance the construction, purchase or lease of, or repairs, improvements or additions to, property, plant or equipment of such Person; provided, however, that the Lien may not extend to any property owned by such Person or any of its Restricted Subsidiaries at the time the Lien is Incurred (other than assets and property affixed or appurtenant thereto and any proceeds thereof), and the Debt (other than any interest thereon) secured by the Lien may not be Incurred more than 180 days after the later of the acquisition, completion of construction, repair, improvement, addition or commencement of full operation of the property subject to the Lien;

          (q)   Liens on property or shares of Capital Interests of another Person at the time such other Person becomes a Subsidiary of such Person; provided, however, that (i) the Liens may not extend to any other property owned by such Person or any of its Restricted Subsidiaries (other than assets and property affixed or appurtenant thereto) and (ii) such Liens are not created or incurred in connection with, or in contemplation of, such other Person becoming such a Restricted Subsidiary;

          (r)   Liens (i) that are contractual rights of set-off (A) relating to the establishment of depository relations with banks not given in connection with the issuance of Debt, (B) relating to pooled deposit or sweep accounts of the Company or any of its Restricted Subsidiaries to permit satisfaction of overdraft or similar obligations and other cash management activities incurred in the ordinary course of business of the Company and/or any of its Restricted Subsidiaries or (C) relating to purchase orders and other agreements entered into with customers of the Company or any of its Restricted Subsidiaries in the ordinary course of business and (ii) of a collection bank arising under Section 4-210 of the Uniform Commercial Code on items in the course of collection, (Y) encumbering reasonable customary initial deposits and margin deposits and attaching to commodity trading accounts or other brokerage accounts incurred in the ordinary course of business, and (Z) in favor of banking institutions arising as a matter of law or pursuant to customary account agreements encumbering deposits (including the right of set-off) and which are within the general parameters customary in the banking industry;

          (s)   Liens securing judgments or judicial attachment for the payment of money not constituting an Event of Default under clause (7) under the caption "Events of Default" so long as such Liens are adequately bonded and any appropriate legal proceedings that may have been duly initiated for the review of such judgment have not been finally terminated or the period within which such proceedings may be initiated has not expired;

          (t)    leases, subleases, licenses or sublicenses granted to others in the ordinary course of business which do not materially interfere with the ordinary conduct of the business of the Company or any Restricted Subsidiaries and do not secure any Debt;

          (u)   any interest of title of (i) an owner of equipment or inventory on loan or consignment, or as part of a conditional sale, to the Company or any of its Restricted Subsidiaries and Liens arising from Uniform Commercial Code financing statement filings regarding operating leases entered into by the Company or any Restricted Subsidiary in the ordinary course of business; and (ii) a lessor or secured by a lessor's interest under any lease permitted under the Indenture;

          (v)   deposits in the ordinary course of business to secure liability to insurance carriers;

          (w)  Liens securing the Notes and the Note Guarantees;

          (x)   Liens securing Hedging Obligations and Swap Contracts so long as any related Debt is permitted to be Incurred under the Indenture;

          (y)   options, put and call arrangements, rights of first refusal and similar rights relating to Investments in joint ventures, partnerships and the like permitted to be made under the Indenture;

          (z)   Liens attaching to earnest money deposits (or equivalent deposits otherwise named) made in connection with proposed acquisitions in an amount not to exceed $25.0 million;

          (aa) (i) set-off rights not otherwise set forth in clause (r) above, or (ii) Liens arising in connection with repurchase agreements that constitute Investments;

          (bb) Liens on cash and other deposits or net worth imposed in connection with contracts entered into the ordinary course of business;

          (cc) Liens on vehicles or related property securing Obligations under any Floor Plan Financing Facility permitted by the Indenture incurred in the ordinary course of business; provided that the aggregate principal amount of all Obligations at any time outstanding under all Floor Plan Financing Facilities after giving effect to such incurrence does not exceed the total cost of the vehicles and equipment securing such Obligations;

          (dd) Liens on assets of a Leasing Subsidiary securing Debt under Leasing Transactions that was permitted to be Incurred under the Indenture, and Liens on Leasing Assets for which the applicable lessee is not permitted by applicable law to hold title to such Leasing Assets;

          (ee) Liens on the Capital Interests of a Receivable Subsidiary and accounts receivable and other financial and related assets described in the definition of Qualified Receivables Transaction, in each case, incurred in connection with a Qualified Receivables Transaction and in an aggregate amount not to exceed at the time of creation the greater of $350.0 million and 12.75% of the Consolidated Net Tangible Assets of the Company and its Restricted Subsidiaries;

          (ff)  Liens securing Obligations for third party customer financing in the ordinary course of business;

          (gg) Liens not otherwise permitted under the Indenture in an aggregate amount not to exceed at the time of creation the greater of $350.0 million and 12.75% of the Consolidated Net Tangible Assets of the Company and its Restricted Subsidiaries;

          (hh) Liens on cash, Eligible Cash Equivalents or other property arising in connection with the defeasance, discharge or redemption of Debt; and

           (ii)  Liens on the identifiable proceeds of any property or asset subject to a Lien otherwise permitted under the Indenture.

        "Person" means any individual, corporation, limited liability company, partnership, joint venture, trust, unincorporated organization or government or any agency or political subdivision thereof.

        "Preferred Interests," as applied to the Capital Interests in any Person, means Capital Interests in such Person of any class or classes (however designated) that rank prior, as to the payment of dividends or as to the distribution of assets upon any voluntary or involuntary liquidation, dissolution or winding up of such Person, to shares of Common Interests in such Person.

        "Purchase Amount" has the meaning set forth in the definition of "Offer to Purchase."

        "Purchase Date" has the meaning set forth in the definition of "Offer to Purchase."

  "Purchase Money Debt" means Debt

            (i)  incurred to finance the purchase or construction (including additions and improvements thereto) of any assets (other than Capital Interests) of such Person or any Restricted Subsidiary; and

           (ii)  that is secured by a Lien on such assets where the lender's sole security is to the assets so purchased or constructed or substantially similar assets leased or purchased from such lender under a master lease or similar agreement and proceeds of the foregoing; and in either case that does not exceed 100% of the cost and to the extent the purchase or construction prices for such assets are or should be included in "addition to property, plant or equipment" in accordance with GAAP.

        "Purchase Money Note" means a promissory note of a Receivable Subsidiary to the Company or any Restricted Subsidiary, which note must be repaid from cash available to the Receivable Subsidiary, other than amounts required to be established as reserves pursuant to agreements, amounts paid to investors in respect of interest, principal and other amounts owing to such investors and amounts paid in connection with the purchase of newly generated receivables or other financial assets. The repayment of a Purchase Money Note may be subordinated to the repayment of other liabilities of the Receivable Subsidiary on terms determined in good faith by the Company to be substantially consistent with market practice in connection with Qualified Receivables Transactions.

        "Purchase Price" has the meaning set forth in the definition of "Offer to Purchase."

        "Qualified Capital Interests" in any Person means a class of Capital Interests other than Redeemable Capital Interests.

        "Qualified Equity Offering" means (i) an underwritten public equity offering of Qualified Capital Interests pursuant to an effective registration statement under the Securities Act yielding gross proceeds to either of the Company, or any direct or indirect parent company of the Company, of at least $25.0 million or (ii) a private equity offering of Qualified Capital Interests of the Company, or any direct or indirect parent company of the Company, other than (x) any such public or private sale to an entity that is an Affiliate of the Company and (y) any public offerings registered on Form S-8; provided that, in the case of an offering or sale by a direct or indirect parent company of the Company, such parent company contributes to the capital of the Company the portion of the net cash proceeds of such offering or sale necessary to pay the aggregate Redemption Price (plus accrued interest to the redemption date) of the Notes to be redeemed pursuant to the provisions described under the second paragraph of "—Optional Redemption."

        "Qualified Receivables Transaction" means any transaction or series of transactions entered into by the Company or any of its Restricted Subsidiaries pursuant to which the Company or such Restricted Subsidiary transfers to (a) a Receivable Subsidiary (in the case of a transfer by the Company or any of its Restricted Subsidiaries) or (b) any other Person (in the case of a transfer by a Receivable Subsidiary), or grants a security interest in, any accounts receivable or other financial assets (whether now existing or arising in the future) of the Company or any of its Restricted Subsidiaries, and any assets related thereto, including, without limitation, all collateral securing such accounts receivable or other financial assets, all contracts and all Guarantees or other obligations in respect of such accounts receivable or other financial assets, proceeds of such accounts receivable or other financial assets and other assets which are customarily transferred or in respect of which security interests are customarily granted in connection with an accounts receivable or other financial asset financing transaction; provided such transaction is on market terms as determined in good faith by the Company at the time the Company or such Restricted Subsidiary enters into such transaction.

        "Rating Agencies" means Moody's and S&P or if Moody's or S&P or both shall not make a rating on the Notes publicly available other than as a result of actions by the Company, a nationally recognized statistical rating agency or agencies, as the case may be, selected by the Company which shall be substituted for Moody's or S&P or both, as the case may be.

        "Rating Category" means:

          (1)   with respect to S&P, any of the following categories: AAA, AA, A, BBB, BB, B, CCC, CC, C and D (or equivalent successor categories); and

          (2)   with respect to Moody's, any of the following categories: Aaa, Aa, A, Baa, Ba, B, Caa, Ca, C and D (or equivalent successor categories).

        "Rating Decline" means a decrease in the rating of the Notes by either of Moody's or S&P by one or more gradations (including gradations within Rating Categories as well as between Rating Categories) on any date from the date of the public notice of an arrangement that could result in a Change of Control until the end of the 60-day period following public notice of the occurrence of a Change of Control (which period shall be extended so long as the rating of the Notes is under publicly announced consideration for possible downgrade by any of the Rating Agencies); provided that a Rating

Decline otherwise arising by virtue of a particular reduction in rating shall not be deemed to have occurred in respect of a particular Change of Control (and thus shall not be deemed a Rating Decline for purposes of the definition of Change of Control Triggering Event hereunder) if the Rating Agency making the reduction in rating to which this definition would otherwise apply does not announce or publicly confirm or inform the Company that the reduction was the result, in whole or in part, of any event or circumstance comprised of or arising as a result of, or in respect of, the applicable Change of Control (whether or not the applicable Change of Control shall have occurred at the time of the Rating Decline). In determining whether the rating of the Notes has decreased by one or more gradations, gradations within Rating Categories, namely + or - for S&P, and 1, 2, and 3 for Moody's, will be taken into account; for example, in the case of S&P, a rating decline either from BB+ to BB or BB- to B+ will constitute a decrease of one gradation.

        "Receivable Subsidiary" means a Subsidiary of the Company:

          (1)   that is formed solely for the purpose of, and that engages in no activities other than activities in connection with, financing accounts receivable or other financial assets of the Company and/or its Restricted Subsidiaries, including providing letters of credit on behalf of or for the benefit of the Company and/or its Restricted Subsidiaries;

          (2)   that is designated by the Board of Directors as a Receivable Subsidiary pursuant to an Officers' Certificate that is delivered to the Trustee;

          (3)   that is either (a) a Restricted Subsidiary or (b) an Unrestricted Subsidiary designated in accordance with the covenant described under "—Certain Covenants—Limitation on Creation of Unrestricted Subsidiaries;"

          (4)   no portion of the Debt or any other obligation (contingent or otherwise) of which (a) is at any time Guaranteed by the Company or any Restricted Subsidiary (excluding Guarantees of obligations (other than any Guarantee of Debt) pursuant to Standard Securitization Undertakings), (b) is at any time recourse to or obligates the Company or any Restricted Subsidiary in any way, other than pursuant to Standard Securitization Undertakings, or (c) subjects any asset of the Company or any other Restricted Subsidiary of the Company, directly or indirectly, contingently or otherwise, to the satisfaction thereof, other than pursuant to Standard Securitization Undertakings (such Debt, "Non-Recourse Receivable Subsidiary Indebtedness");

          (5)   with which neither the Company nor any Restricted Subsidiary has any material contract, agreement, arrangement or understanding other than (a) contracts, agreements, arrangements and understandings entered into in the ordinary course of business on terms no less favorable to the Company or such Restricted Subsidiary than those that might be obtained at the time from Persons that are not Affiliates of the Company in connection with a Qualified Receivables Transaction as determined in good faith by the Board of Directors of the Company, (b) fees payable in the ordinary course of business in connection with servicing accounts receivable or other financial assets in connection with such a Qualified Receivables Transaction as determined in good faith by the Board of Directors of the Company and (c) any Purchase Money Note or equity interest issued by such Receivable Subsidiary to the Company or a Restricted Subsidiary; and

          (6)   with respect to which neither the Company nor any other Restricted Subsidiary has any obligation (a) to subscribe for additional shares of Capital Interests therein or make any additional capital contribution or similar payment or transfer thereto except in connection with a Qualified Receivables Transaction or (b) to maintain or preserve the solvency or any balance sheet term, financial condition, level of income or results of operations thereof.

        "Redeemable Capital Interests" in any Person means any equity security of such Person that by its terms (or by terms of any security into which it is convertible or for which it is exchangeable), or otherwise (including the passage of time or the happening of an event), is required to be redeemed, is redeemable at the option of the holder thereof in whole or in part (including by operation of a sinking fund), or is convertible or exchangeable for Debt of such Person at the option of the holder thereof, in whole or in part, at any time prior to the Stated Maturity of the Notes; provided that only the portion of such equity security which is required to be redeemed, is so convertible or exchangeable or is so redeemable at the option of the holder thereof before such date will be deemed to be Redeemable Capital Interests. Notwithstanding the preceding sentence, any equity security that would constitute Redeemable Capital Interests solely because the holders of the equity security have the right to require the Company to repurchase such equity security upon the occurrence of a Change of Control Triggering Event or an Asset Sale will not constitute Redeemable Capital Interests if the terms of such equity security provide that the Company may not repurchase or redeem any such equity security pursuant to such provisions unless such repurchase or redemption complies with the covenant described above under the caption "—Certain Covenants—Limitation on Restricted Payments." The amount of Redeemable Capital Interests deemed to be outstanding at any time for purposes of the Indenture will be the maximum amount that the Company and its Restricted Subsidiaries may become obligated to pay upon the maturity of, or pursuant to any mandatory redemption provisions of, such Redeemable Capital Interests or portion thereof, exclusive of accrued dividends.

        "Redemption Price," when used with respect to any Note to be redeemed, means the price at which it is to be redeemed pursuant to the Indenture.

        "Refinancing Debt" means Debt that refunds, refinances, renews, replaces or extends any Debt permitted to be Incurred by the Company or any Restricted Subsidiary pursuant to the terms of the Indenture, whether involving the same or any other lender or creditor or group of lenders or creditors (including, with respect to any Guarantee of Debt, the refinancing of the guaranteed Debt and incurrence of a Guarantee with respect to the new Debt), but only to the extent that

            (i)  the Refinancing Debt is subordinated to the Notes to at least the same extent as the Debt being refunded, refinanced or extended, if such Debt was subordinated to the Notes,

           (ii)  the Refinancing Debt is scheduled to mature either (a) no earlier than the Debt being refunded, refinanced or extended or (b) at least 91 days after the maturity date of the Notes,

          (iii)  the Refinancing Debt has an Average Life at the time such Refinancing Debt is Incurred that is equal to or greater than the Average Life of the Debt being refunded, refinanced, renewed, replaced or extended,

          (iv)  such Refinancing Debt is in an aggregate principal amount that is less than or equal to the sum of (a) the aggregate principal or accreted amount (in the case of any Debt issued with original issue discount, as such) then outstanding under the Debt being refunded, refinanced, renewed, replaced or extended, (b) the amount of accrued and unpaid interest, if any, and premiums owed, if any, not in excess of preexisting prepayment provisions on such Debt being refunded, refinanced, renewed, replaced or extended and (c) the amount of reasonable and customary fees, expenses and costs related to the Incurrence of such Refinancing Debt, and

           (v)  such Refinancing Debt is Incurred by the same Person (or its successor) that initially Incurred the Debt being refunded, refinanced, renewed, replaced or extended, except that the Company or any Guarantor may Incur Refinancing Debt to refund, refinance, renew, replace or extend Debt of any Restricted Subsidiary of the Company.

        "Related Business Assets" means assets (other than cash or Eligible Cash Equivalents) used or useful in a Permitted Business; provided that any assets received by the Company or a Restricted Subsidiary in exchange for assets transferred by the Company or a Restricted Subsidiary shall not be deemed to be Related Business Assets if they consist of securities of a Person, unless upon receipt of the securities of such Person, such Person would become a Restricted Subsidiary.

        "Restricted Payment" is defined to mean any of the following:

          (a)   any dividend or other distribution declared and paid on the Capital Interests in the Company or on the Capital Interests in any Restricted Subsidiary of the Company that are held by, or declared and paid to, any Person other than the Company or a Restricted Subsidiary of the Company (other than (i) dividends, distributions or payments made solely in Qualified Capital Interests in the Company and (ii) dividends or distributions payable to the Company or a Restricted Subsidiary of the Company or to the holders of Capital Interests of a Restricted Subsidiary on a pro rata basis);

          (b)   any payment made by the Company or any of its Restricted Subsidiaries to purchase, redeem, acquire or retire any Capital Interests in the Company (including the conversion into, or exchange for, Debt of any Capital Interests) other than any such Capital Interests owned by the Company or any Restricted Subsidiary (other than a payment made solely in Qualified Capital Interests in the Company);

          (c)   any payment made by the Company or any of its Restricted Subsidiaries (other than a payment made solely in Qualified Capital Interests in the Company) to redeem, repurchase, defease (including an in substance or legal defeasance) or otherwise acquire or retire for value (including pursuant to mandatory repurchase covenants), prior to any scheduled maturity, scheduled sinking fund or mandatory redemption payment, Debt of the Company or any Guarantor that is subordinate in right of payment to the Notes or Note Guarantees (excluding any Debt owed to the Company or any Restricted Subsidiary); except payments of principal and interest in anticipation of satisfying a sinking fund obligation, principal installment or final maturity, in each case, within one year of the due date thereof; and

          (d)   any designation of a Restricted Subsidiary as an Unrestricted Subsidiary.

        "Restricted Subsidiary" means any Subsidiary that has not been designated as an "Unrestricted Subsidiary" in accordance with the Indenture.

        "S&P" means Standard & Poor's, a division of The McGraw-Hill Companies, Inc., and any successor to its rating agency business.

        "Sale and Leaseback Transaction" means any direct or indirect arrangement pursuant to which property is sold or transferred by the Company or a Restricted Subsidiary and is thereafter leased back as a capital lease by the Company or a Restricted Subsidiary.

        "Significant Subsidiary" has the meaning set forth in Rule 1-02 of Regulation S-X under the Securities Act and Exchange Act, but shall not include any Unrestricted Subsidiary.

        "Standard Securitization Undertakings" means representations, warranties, covenants and indemnities entered into by the Company or any Restricted Subsidiary which are reasonably customary in an accounts receivable or other financial asset securitization transaction as determined in good faith by the Company, including Guarantees by the Company or any Restricted Subsidiary of any of the foregoing obligations of the Company or a Restricted Subsidiary.

        "Stated Maturity," when used with respect to (i) any Note or any installment of interest thereon, means the date specified in such Note as the fixed date on which the principal amount of such Note or such installment of interest is due and payable and (ii) any other Debt or any installment of interest thereon, means the date specified in the instrument governing such Debt as the fixed date on which the principal of such Debt or such installment of interest is due and payable.

        "Subordinated Obligations" means any Debt of the Company or any Guarantor that is subordinate or junior in right of payment to the Notes or the Note Guarantees pursuant to a written agreement to that effect.

        "Subsidiary" of a Person means a corporation, partnership, joint venture, limited liability company or other business entity of which a majority of the shares of securities or other interests having ordinary voting power for the election of directors or other governing body (other than securities or interests having such power only by reason of the happening of a contingency) are at the time beneficially owned, or the management of which is otherwise controlled, directly, or indirectly through one or more intermediaries, or both, by such Person.

        "Subsidiary Guarantor" means each Subsidiary of the Company that is a Guarantor.

        "Swap Contract" means (a) any and all rate swap transactions, basis swaps, credit derivative transactions, forward rate transactions, commodity swaps, commodity options, forward commodity contracts, equity or equity index swaps or options, bond or bond price or bond index swaps or options or forward bond or forward bond price or forward bond index transactions, interest rate options, forward foreign exchange transactions, cap transactions, floor transactions, collar transactions, currency swap transactions, cross-currency rate swap transactions, currency options, spot contracts, or any other similar transactions or any combination of any of the foregoing (including, without limitation, any fuel price caps and fuel price collar or floor agreements and similar agreements or arrangements designed to protect against or manage fluctuations in fuel prices and any options to enter into any of the foregoing), whether or not any such transaction is governed by or subject to any master agreement, but excluding fixed price commodity purchase contracts entered into with commodity suppliers in the ordinary course of business and not for speculative purposes, and (b) any and all transactions of any kind, and the related confirmations, which are subject to the terms and conditions of, or governed by, any form of master agreement published by the International Swaps and Derivatives Association, Inc., any International Foreign Exchange Master Agreement, or any other master agreement (any such master agreement, together with any related schedules, a "Master Agreement"), including any such obligations or liabilities under any Master Agreement.

        "Synthetic Lease Obligations" means any monetary obligation of a Person under (i) a so-called synthetic, off-balance sheet or tax retention lease, or (ii) an agreement for the use or possession of property (including Sale and Leaseback Transactions), in each case, creating obligations that do not appear on the balance sheet of such Person but which, upon the application of any bankruptcy or insolvency laws to such Person, would be characterized as the indebtedness of such Person (without regard to accounting treatment).

        "Treasury Rate" means, with respect to a redemption date, the yield to maturity at the time of computation of United States Treasury securities with a constant maturity (as compiled and published in the most recent Federal Reserve Statistical Release H.15(519) that has become publicly available at least two business days prior to such redemption date (or, if such Statistical Release is no longer published, any publicly available source of similar market data)) most nearly equal to the period from such redemption date to March 1, 2017; provided, however, that if the period from the redemption date to such date is not equal to the constant maturity of a United States Treasury security for which a weekly average yield is given, the Treasury Rate shall be obtained by linear interpolation (calculated to the nearest one-twelfth of a year) from the weekly average yields of United Stated Treasury securities for which such yields are given, except that if the period from the redemption date to such date is less than one year, the weekly average yield on actually traded United States Treasury securities adjusted to a constant maturity of one year shall be used.

        "Voting Interests" means, with respect to any Person, securities of any class or classes of Capital Interests in such Person entitling the holders thereof generally to vote on the election of members of the Board of Directors or comparable body of such Person.

BOOK-ENTRY, DELIVERY AND FORM

        Except as set forth below, new notes will be issued in registered, global form in minimum denominations of $2,000 and integral multiples of $1,000 in excess thereof without interest coupons (the "Global Notes"). The Global Notes will be deposited upon issuance with the trustee, as custodian for The Depository Trust Company ("DTC"), in New York, New York, and registered in the name of DTC or its nominee, in each case for credit to an account of a direct or indirect participant in DTC as described below.

The Global Notes

        We expect that, pursuant to procedures established by DTC, (i) upon the issuance of the Global Notes, DTC or its custodian will credit, on its internal system, the principal amount at maturity of the individual beneficial interests represented by such Global Notes to the respective accounts of persons who have accounts with such depositary ("participants") and (ii) ownership of beneficial interests in the Global Notes will be shown on, and the transfer of such ownership will be effected only through, records maintained by DTC or its nominee (with respect to interests of participants) and the records of participants (with respect to interests of persons other than participants). Initially, ownership of beneficial interests in the Global Notes will be limited to participants or persons who hold interests through participants. Holders may hold their interests in the Global Notes directly through DTC if they are participants in such system, or indirectly through organizations that are participants in such system.

        So long as DTC or its nominee is the registered owner or holder of the new notes, DTC or such nominee, as the case may be, will be considered the sole owner or holder of the new notes represented by such Global Notes for all purposes under the indenture. No beneficial owner of an interest in the Global Notes will be able to transfer that interest except in accordance with DTC's procedures, in addition to those provided for under the indenture with respect to the new notes.

        Payments of the principal of, and premium (if any) and interest on, the Global Notes will be made to DTC or its nominee, as the case may be, as the registered owner thereof. None of us, the trustee or any paying agent will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in the Global Notes or for maintaining, supervising or reviewing any records relating to such beneficial ownership interest.

        We expect that DTC or its nominee, upon receipt of any payment of principal of, and premium (if any) and interest on the Global Notes, will credit participants' accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of the Global Notes as shown on the records of DTC or its nominee. We also expect that payments by participants to owners of beneficial interests in the Global Notes held through such participants will be governed by standing instructions and customary practice, as is now the case with securities held for the accounts of customers registered in the names of nominees for such customers. Such payments will be the responsibility of such participants.

        Transfers between participants in DTC will be effected in the ordinary way through DTC's same-day funds system in accordance with DTC rules and will be settled in same-day funds. If a holder requires physical delivery of a Certificated Security, such holder must transfer its interest in a Global Note, in accordance with the normal procedures of DTC and with the procedures set forth in the indenture governing the new notes.

        DTC has advised us that it will take any action permitted to be taken by a holder of new notes only at the direction of one or more participants to whose account the DTC interests in the Global Notes are credited and only in respect of such portion of the aggregate principal amount of new notes as to which such participant or participants has or have given such direction. However, if there is an event of default under the indenture, DTC reserves the right to exchange the Global Notes for Certificated Securities (as defined below), which it will distribute to its participants.

        DTC has advised us as follows: DTC is a limited-purpose trust company organized under New York banking law, a "banking organization" within the meaning of the New York banking law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code and a "clearing agency" registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934. DTC holds and provides asset servicing for issues of U.S. and non-U.S. equity, corporate and municipal debt issues that participants deposit with DTC. DTC also facilitates the post-trade settlement among participants of sales and other securities transactions in deposited securities through electronic computerized book-entry transfers and pledges between participants' accounts. This eliminates the need for physical movement of securities certificates. Participants include both U.S. and non-U.S. securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. DTC is a wholly owned subsidiary of The Depository Trust & Clearing Corporation ("DTCC"). DTCC is the holding company for DTC, National Securities Clearing Corporation and Fixed Income Clearing Corporation, all of which are registered clearing agencies. DTCC is owned by the users of its regulated subsidiaries. Access to the DTC system is also available to indirect participants such as both U.S. and non-U.S. securities brokers and dealers, banks, trust companies and clearing corporations that clear through or maintain a custodial relationship with a participant, either directly or indirectly.

        Although DTC has agreed to the foregoing procedures in order to facilitate transfers of interests in the Global Notes among participants of DTC, it is under no obligation to perform such procedures, and such procedures may be discontinued at any time. None of us, the trustee or any paying agent will have any responsibility for the performance by DTC or its participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

Certificated Securities

        A Global Note is exchangeable for certificated notes in fully registered form without interest coupons ("Certificated Securities") only in the following limited circumstances:

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  DTC notifies us that it is unwilling or unable to continue as depositary for the Global Notes and we fail to appoint a successor depositary within 30 days of such notice;

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  we determine in our sole discretion at any time not to have all of the new notes represented by Global Notes; or

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  there shall have occurred and be continuing an event of default with respect to the new notes under the indenture.

        The laws of some states require that certain persons take physical delivery in definitive form of securities that they own. Consequently, the ability to transfer the new notes will be limited to such extent.

 MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

        This summary of U.S. federal income tax considerations was written to support the offer to holders of the original notes to exchange for new notes. This summary is not intended or written to be legal or tax advice to any person, and is not intended or written to be used, and cannot be used, by any person for the purpose of avoiding any tax-related penalties that may be imposed on such person. No representation with respect to the consequences to any particular purchaser of the new notes is made. Prospective purchasers should consult their own tax advisors with respect to their particular circumstances.

        The following is a summary of certain material U.S. federal income tax consequences of the exchange offer to holders of the original notes. The discussion does not consider the aspects of the ownership and disposition of the original notes or the new notes. A discussion of the U.S. federal income tax consequences of holding and disposing of the notes is contained in the prospectus with respect to the original notes.

        This summary is based upon provisions of the Internal Revenue Code of 1986, or the Code, applicable regulations, published positions of the Internal Revenue Service, or the IRS, administrative rulings and judicial decisions in effect as of the date of this prospectus, any of which may subsequently be changed, possibly retroactively, or interpreted differently by the IRS so as to result in U.S. federal income tax consequences different from those discussed below. The authorities on which this discussion is based are subject to various interpretations, and it is therefore possible that the federal income tax treatment of the purchase, ownership and disposition of the notes may differ from the treatment described below.

        The following summary deals only with notes held as capital assets by purchasers at the issue price who are U.S. holders and not with special classes of holders, such as:

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  Dealers in securities or currencies, financial institutions, regulated investment companies, real estate investment trusts, tax-exempt entities, and insurance companies and traders in securities that elect to use a mark-to-market method of accounting for their securities;

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  "Passive foreign investment companies," "controlled foreign corporations," and corporations that accumulate earnings to avoid U.S. federal income tax;

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  Persons holding notes as a part of a hedging, integrated, conversion or constructive sale transaction, a straddle, or other risk reduction strategy;

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  Persons whose functional currency is not the U.S. dollar;

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  Certain former citizens or residents of the United States; or

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  Tax exempt organizations.

        Persons considering the exchanging original notes for new notes should consult their own tax advisors concerning these matters and as to the tax treatment under foreign, state and local tax laws and regulations. We cannot provide any assurance that the Internal Revenue Service will not challenge the conclusions stated below. We have not sought and will not seek a ruling from the IRS on any of the matters discussed below.

        The exchange of original notes for the new notes under the terms of the exchange offer should not constitute a taxable exchange. As a result:

  •
  A holder should not recognize taxable gain or loss as a result of exchanging original notes for the new notes under the terms of the exchange offer;

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  The holder's holding period of the new notes should include the holding period of the original notes exchanged for the new notes; and

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  A holder's adjusted tax basis in the new notes should be the same as the adjusted tax basis, immediately before the exchange, of the original notes exchanged for the new notes.

 PLAN OF DISTRIBUTION

        Each broker-dealer that receives new notes in the exchange offer for its own account must acknowledge that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resales of such notes. We reserve the right in our sole discretion to purchase or make offers for, or to offer new notes for, any original notes that remain outstanding subsequent to the expiration of the exchange offer pursuant to this prospectus or otherwise and, to the extent permitted by applicable law, purchase original notes in the open market, in privately negotiated transactions or otherwise. This prospectus, as it may be amended or supplemented from time to time, may be used by all persons subject to the prospectus delivery requirements of the Securities Act, including broker-dealers in connection with resales of new notes received in exchange for original notes in the exchange offer, where such original notes were acquired as a result of market making activities or other trading activities and may be used by us to purchase any original notes outstanding after expiration of the exchange offer. We have agreed that, for a period of 180 days from the date on which the exchange offer is completed, we will make this prospectus, as amended or supplemented, available to any broker-dealer for use in connection with any such resale. In addition, until July 12, 2014, all dealers effecting transactions in the new notes may be required to deliver a prospectus.

        We will not receive any proceeds from any sale of new notes by broker-dealers. New notes received by broker-dealers in the exchange offer for their own account may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the new notes or a combination of such methods of resale, at market prices prevailing at the time of resale, at prices related to such prevailing market prices or negotiated prices. Any such resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such broker-dealer and/or the purchasers of any such new notes. Any broker-dealer that resells new notes that were received by it in the exchange offer for its own account and any broker or dealer that participates in a distribution of such new notes may be deemed to be an "underwriter" within the meaning of the Securities Act and any profit on any such resale of such new notes and any commissions or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act. The accompanying letter of transmittal states that, by acknowledging that it will deliver and by delivering a prospectus meeting the requirements of the Securities Act, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act.

        For a period of 180 days from the date on which the exchange offer is completed, we will promptly send additional copies of this prospectus and any amendment or supplement to this prospectus to any broker-dealer that requests such documents in the accompanying letter of transmittal. We have agreed to pay all expenses incident to the exchange offer, including the reasonable fees and expenses of counsel to the initial purchaser of the original notes, other than commissions or concessions of any brokers or dealers and will indemnify holders of the notes, including any broker-dealers, against certain liabilities, including liabilities under the Securities Act.

 LEGAL MATTERS

        The validity of the new notes and guarantees will be passed upon by Foley & Lardner LLP.

EXPERTS

        The financial statements, and the related financial statement schedule, incorporated in this prospectus by reference from Oshkosh Corporation's Annual Report on Form 10-K, as amended, for the fiscal year ended September 30, 2013, and the effectiveness of Oshkosh Corporation's internal control over financial reporting have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports, which are incorporated herein by reference. Such financial statements and financial statement schedule have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

        We file annual, quarterly and current reports, proxy statements and other information with the SEC (File No. 001-31371). We also filed a registration statement on Form S-4, including exhibits, under the Securities Act of 1933 with respect to the new notes offered by this prospectus. This prospectus is part of the registration statement, but does not contain all of the information included in the registration statement or the exhibits to the registration statement. You may read and copy the registration statement and any other document that we file with the SEC at the SEC's Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You may call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room. Our SEC filings are also available to the public at the SEC's web site at http://www.sec.gov.

        We are "incorporating by reference" specified documents that we file with the SEC, which means:

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  incorporated documents are considered part of this prospectus;

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  we are disclosing important information to you by referring you to those documents; and

  •
  information we file with the SEC will automatically update and supersede information contained in this prospectus.

        We incorporate by reference the documents listed below and any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 after the date of this prospectus and before the end of the offering of the securities pursuant to this prospectus:

  •
  our Annual Report on Form 10-K, as amended, for the fiscal year ended September 30, 2013;

  •
  our Quarterly Reports on Form 10-Q for the quarters ended December 31, 2013 and March 31, 2014;

  •
  our Current Reports on Form 8-K filed with the SEC on February 4, 2014, February 6, 2014, February 7, 2014, February 10, 2014, February 21, 2014 and March 21, 2014; and

  •
  our Definitive Proxy Statement on Schedule 14A filed with the SEC on December 13, 2013.

        Notwithstanding the foregoing, information furnished under Items 2.02 and 7.01 of any Current Report on Form 8-K, including the related exhibits under Item 9.01, is not incorporated by reference in this prospectus.

        You may request a copy of any of these filings, at no cost, by request directed to us at the following address or telephone number:

Oshkosh Corporation
2307 Oregon Street
P.O. Box 2566
Oshkosh, Wisconsin 54903-2566
(920) 235-9151
Attention: Secretary

        You can also find these filings on our website at www.oshkoshcorporation.com. However, we are not incorporating the information on our website, other than these filings, into this prospectus.

        You should not assume that the information in this prospectus and/or other offering material, as well as the information we file or previously filed with the SEC that we incorporate by reference in this prospectus and/or other offering material, is accurate as of any date other than its respective date. Our business, financial condition, results of operations and prospects may have changed since that date.

Oshkosh Corporation

OFFER TO EXCHANGE ALL OUTSTANDING

$250,000,000 5.375% Senior Notes due 2022

FOR NEW, REGISTERED

$250,000,000 5.375% Senior Notes due 2022

PROSPECTUS

June 2, 2014